Form 20-F
period 2026-03-31
YSX Tech Co., Ltd
filed 2026-07-10
CIK 1993463

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Room 102, Building 1, No. 22, Huazhou Road

Haizhu District, Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Jie Xiao, Co-Chief Executive Officer

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

An aggregate of 26,705,175 Class A ordinary shares, par value $0.0001, and an aggregate of 1,177,325 Class B ordinary shares, par value $0.0001, were issued and outstanding as of March 31, 2026.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Anjielun” are to Xinjiang Agilent Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which was wholly owned by Xinjiang YSX (as defined below) and deregistered on September 28, 2025;
●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this annual report;
●	“Chuangzhan” are to Xinjiang Yishengxin Chuangzhan Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Xinjiang YSX;
●	“Class A Ordinary Shares” are to Class A ordinary shares of YSX Cayman (as defined below), par value $0.0001;
●	“Class B Ordinary Shares” are to Class B ordinary shares of YSX Cayman (as defined below), par value $0.0001;
●	“Guangzhou YSX” are to Xinjiang Yishengxin Network Technology Co., Ltd. (Guangzhou branch), a branch company of Xinjiang YSX organized under the laws of the PRC;
●	“HK” are to Hong Kong, which is a special administrative region of the PRC authorized to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems;”
●	“mainland China” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau, and Taiwan;
●	“Ordinary Shares” or “ordinary shares” are to Class A Ordinary Shares and Class B Ordinary Shares, collectively;
●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of mainland China;
●	“PRC operating entities” are to the PRC subsidiary and VIEs, collectively, and each of them is referred to as a “PRC operating entity,” individually;
●	“VIEs” or “VIE Entities” are to the variable interest entities, Xinjiang YSX and Xihang (defined below), collectively, and each of them is referred to, severally, as a “VIE” or “VIE Entity”;
●	“VIE Agreements” are to a series of contractual arrangements, including the “Exclusive Business Cooperation and Service Agreement”, the “Share Disposal and Exclusive Option to Purchase Agreement”, the “Equity Pledge Agreement”, the “Proxy Agreement,” and “the Spousal Consent”, as described herein;
●	“WFOE” or “PRC subsidiary” are to Yishengxin (Guangzhou) International Holding Co. Ltd., a wholly foreign-owned enterprise organized under the laws of the PRC;
●	“Xinjiang” are to the Xinjiang Uygur Autonomous Region of the PRC;
●	“Xinjiang YSX” are to Xinjiang Yishengxin Network Technology Co. Ltd., a limited liability company organized under the laws of the PRC;
●	“Xihang” are to Guangzhou Xihang Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC;
●	“YSX Cayman,” “we,” “us,” “our Company,” or the “Company” are to YSX TECH. CO., LTD, an exempted company with limited liability incorporated under the laws of Cayman Islands;

●	“YSX HK” are to our wholly owned subsidiary, YSX (HK) Holding Co., Limited, a Hong Kong corporation;
●	“YSX Network” are to Guangzhou Yishengxin Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Xinjiang YSX; and
●	“YSX Operating Companies” are to the VIEs and their subsidiaries, collectively, and each of them is referred to as a “YSX Operating Company.”

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2026, 2025, and 2024. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of RMB into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	March 31, 2026	March 31, 2025	March 31, 2024
Year-end spot rate	US$1= RMB 6.8980	US$1= RMB 7.2567	US$1= RMB 7.2212

Average rate	US$1= RMB 7.1010	US$1= RMB 7.2169	US$1= RMB 7.1533

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions may result in a material change in our operations and impact our operations materially and adversely, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

Furthermore, recent statements by the Chinese government indicate an intent to exert more oversight and control over the securities of companies listed on overseas exchanges. Although we believe that we are currently not required to obtain permission from any of the PRC central or local governmental authorities to maintain our listing on Nasdaq, and we have not received any notice or order from any PRC governmental authority requiring us to delist or cease our securities offerings, it is uncertain whether or when we might be required to obtain such permission from the PRC government in the future. Even if such permission is obtained, it remains uncertain whether it may be later denied or rescinded, which could significantly limit or completely hinder our ability to continue to offer our securities to investors and may cause the value of our shares to significantly decline or be worthless. If (i) we do not receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable PRC laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be subject to fines or other penalties, including suspension of business and revocation of prerequisite licenses, which could result in a material change in our operations, and may have a material adverse effect on our business, financial condition or results of operations, and such action could significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares to investors or maintain our listing on Nasdaq, and cause the value of such securities to significantly decline or become worthless.

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

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China and most of our assets are located in China. In addition, all of our current directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the U.S. As a result, it may be time-consuming and costly for you to effect service of process upon us or those persons inside mainland China, compared to doing so in your home country against a domestic defendant. In addition, we cannot guarantee that a court in the Cayman Islands or the PRC will recognize or enforce a judgment made by a U.S. court against us or such persons under the U.S. securities laws or the civil liability provisions of any U.S. state, which shall be determined in accordance with the laws and regulations of the Cayman Islands or the PRC.

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

Moreover, the SEC has stated that there are significant legal and other obstacles in China to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Accordingly, without governmental approval in China, no entity or individual in mainland China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators. Further, under the Trial Measures, if an overseas securities regulatory agency that intends to carry out investigation and evidence collection regarding overseas offering and listing activities by a domestic company and requests assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanism, the CSRC may provide necessary assistance in accordance with law. As of the date of this annual report, the CSRC and the SEC have communicated on cross-border securities regulatory cooperation mechanisms and signed a Sino-U.S. audit regulatory cooperation agreement on August 26, 2022, but further discussions are needed on how to implement broader cross-border securities regulatory cooperation. The lack of a practical securities regulatory cooperation mechanism between the CSRC and the SEC may result in uncertainties as to the specific procedures and requisite timing for you in obtaining information needed for investigations and litigation conducted outside of mainland China. See “–– Risks Relating to Doing Business in the PRC –– Under the PRC Securities Law, the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China shall be subject to Chinese laws and regulations.” for more detailed discussion.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flow, which shall come into force on the date of its promulgation. In accordance with the Provisions on Promoting and Regulating Cross-Border Data Flow, data processors shall identify and declare important data in accordance with relevant regulations. For data that has not been identified by relevant authorities or regions as important data, or publicly announced as important data, data processors are not required to declare it as important data for the security assessment of cross-border data transfer.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five (5) supporting guidelines, which came into effect on March 31, 2023. After that, the CSRC promulgated two (2) other supporting guidelines, which came into effect on May 16, 2023 and May 7, 2024, respectively. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both directly and indirectly, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application to overseas securities regulatory authorities for its initial public offering or listing. If the PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three (3) to two (2) consecutive years, thus, reducing the period before their securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate our auditor completely.

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

In addition to trade related tensions between China and the United States, the U.S. government escalated tensions between the U.S. and China in recent years by revoking Hong Kong’s special trading status. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. The VIE, Xinjiang YSX, and two of its subsidiaries (collectively, the “Xinjiang Entities”), are incorporated and operate in Xinjiang. However, the Xinjiang Entities are business solution service providers, and do not mine, produce or manufacture goods. The Xinjiang Entities have four Xinjiang resident employees, all of whom work in the finance, technology or marketing departments. As such, the Xinjiang Entities’ labor force is not and will not likely be implicated by UFLPA.

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

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Employment and Social Welfare—Social Insurance and Housing Fund.” The PRC operating entities have not made adequate social insurance and housing fund contributions for all employees. The PRC operating entities may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. As of March 31, 2026, we estimate that the amount of outstanding social insurance premiums was approximately $39,916 and the amount of late fees was approximately $15,944. If the YSX Operating Companies fail to make up for the shortfall within the prescribed time limit, the relevant administrative authorities may impose a fine of one to three times of the outstanding amount. With respect to housing fund plans, as of March 31, 2026, we estimate that the amount of outstanding housing funds was approximately $59,305 and the amount of late fees was approximately $15,213. If the YSX Operating Companies fail to adequately address the outstanding amounts and fees, the relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit.

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

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from securities offerings to fund WFOE by making loans or additional capital contributions to our PRC subsidiary, subject to applicable government registration, statutory limitations on amounts, and approval requirements. The amount of capital contributions that we may make to WFOE is RMB50,000,000 (approximately $6.8 million), without obtaining approvals from SAFE or other government authorities. Additionally, WFOE may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government and filing requirements. With respect to shareholder loans extended by us (a foreign shareholder) to the WFOE, which are characterized as foreign debt under PRC law, the maximum amount of such foreign debt shall be calculated based on either (i) the difference between the WFOE’s registered total investment and its registered capital (the “Total Investment and Registered Capital Balance” method), or (ii) the cross-border financing ceiling under the full-coverage cross-border financing macro-prudential management regime (the “Risk-Weighted Approach”), which equals the WFOE’s latest audited net asset multiplied by the cross-border financing leverage ratio (2) and the macro-prudential adjustment parameter (most recently adjusted to 1.75, effective January 13, 2025), i.e., 350% of the WFOE’s net asset, pursuant to the PBOC Notice on Full-Coverage Cross-Border Financing Macro-Prudential Management (Yin Fa [2017] No. 9) and subsequent adjustments. A foreign-invested enterprise (“FIE”) shall elect one of the two methods at the time of its first foreign debt registration and, once selected, generally may not switch back to the other method within the same calendar year. Where the shareholder loan has a term of more than one (1) year (excluding one year), the WFOE shall, prior to borrowing, obtain an Enterprise Foreign Debt Examination and Registration Certificat from the National Development and Reform Commission (“NDRC”) in accordance with the Measures for the Administration of the Examination and Registration of Medium- and Long-Term Corporate Foreign Debts(NDRC Decree No. 56 of 2023).See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use RMB converted from the net proceeds of securities offerings to fund the establishment of new entities in China by WFOE or to invest in or acquire any other PRC companies through WFOE. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to WFOE or future capital contributions by us to WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of RMB to the U.S. dollar, and RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the “SDR,” and decided that with effect from October 1, 2016, RMB was determined to be a freely usable currency and would be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2020, RMB appreciated approximately 6.9% against the U.S. dollar. In 2021, RMB depreciated approximately 2.6% against the U.S. dollar. In 2022, RMB depreciated approximately 7.17% against the U.S. dollar. In 2023, RMB depreciated approximately 6.2% against the U.S. dollar. In 2024, RMB depreciated approximately 4.4% against the U.S. dollar. The RMB further depreciated by 0.9% from the year ended March 31, 2024 to the year ended March 31, 2025. The RMB appreciated by 1.6% from the year ended March 31, 2025 to the year ended March 31, 2026. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. Since we own and operate stores both in the PRC and the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

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

However, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. After that, the CSRC promulgated two other supporting guidelines, which came into effect on May 16, 2023 and May 7, 2024, respectively. According to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and submit relevant documents, including the prospectus and other listing documents submitted to overseas regulatory authorities, to the CSRC. As of the date of this annual report, substantial uncertainties exist with respect to the interpretation and implementation regarding related laws and regulations. As such, it is not clear how the CSRC may review and scrutinize these reports and filings and we cannot assure you whether and how such scrutiny may affect our listing on an U.S. exchange.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce of the PRC (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Measures for the Security Review of Foreign-funded Investments, or the “Foreign Investment Security Review Measures” (jointly promulgated by the NDRC and MOFCOM as Decree No. 37 of 2020 and effective as of January 18, 2021), which supersede the former MOFCOM security review rules applicable to M&A transactions, provide that mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Under the PRC Securities Law, the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China shall be subject to Chinese Laws and Regulations.

On December 28, 2019, the amended Securities Law of the People’s Republic of China (the “PRC Securities Law”) was promulgated, which became effective on March 1, 2020. According to Article 177 of the PRC Securities Law (“Article 177”), the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of mainland China, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. The application of Article 177 is further addressed by the Measures on Confidentiality and Archives Administration for Domestic Enterprises Conducting Overseas Securities Offerings and Listings (as revised and promulgated by the CSRC, the Ministry of Finance and other relevant authorities in 2022, effective March 31, 2023), which stipulate that any investigation or evidence collection by a foreign securities regulatory authority within the PRC shall be conducted through the cross-border regulatory cooperation mechanism established by the CSRC, and that the provision of documents or information relating to securities business activities to overseas regulators or other overseas parties is subject to prior consent of the CSRC and the relevant competent authorities of the State Council.

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

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, our Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. The Company recorded tax liabilities of $4.5 million as of March 31, 2026. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we have not paid the correct amount and/or are subject to interest and penalties therefor. To the extent our Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, our financial condition and operating results may be negatively impacted.

Risks Relating to Our Business

The YSX Operating Companies’ business largely depends on the relationships with customers. If the YSX Operating Companies cannot maintain good relationships or provide satisfactory services to them, our results of operations may be materially and adversely affected.

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

For the automobile after-sales services business, the YSX Operating Companies rely on third-party collaborating vendors to deliver a variety of automobile-related services to the insurance policy holders. For the scenario-based customized services and software development and information technology services, the YSX Operating Companies may outsource certain tasks of certain projects to third-party vendors, based on available resources and service requirements, from time to time. Accordingly, the relationships with the third-party collaborating vendors and their quality of service are crucial for the YSX Operating Companies to continue their business growth and promote their brand and reputation among their customers. If the YSX Operating Companies’ relationships with them deteriorate, our business, financial condition and results of operations may be materially and adversely affected. Similarly, failure of the third-party collaborating vendors to deliver services of satisfactory quality may jeopardize YSX Operating Companies’ business relationships with the enterprise customers, or cause the enterprise customers to stop using YSX Operating Companies’ services, which could adversely affect our revenue and financial results.

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

Retaining existing customers, especially large customers, has always been essential to YSX Operating Companies’ success. For the fiscal year ended March 31, 2026, there were three customers that accounted for more than 10% of our total revenue, at 28.9%, 27.5% and 26.0%. For the fiscal year ended March 31, 2025, there were four customers that accounted for more than 10% of our total revenue, at 27.8%, 23.5%, 21.6% and 16.0%, respectively. For the fiscal year ended March 31, 2024, there were four customers that accounted for more than 10% of our total revenue, at 20.4%, 18.4%, 17.1% and 13.0%, respectively. The service agreements with the customers generally do not require them to purchase any services from the YSX Operating Companies; rather the YSX Operating Companies receive service orders from customers on a periodical or as-needed basis. The collaborating relationship between YSX Operating Companies and their clients are on a non-exclusive basis, and the clients may choose to cooperate with competitors of the YSX Operating Companies. If YSX Operating Companies’ services do not meet the requirements of their customers, or if their competitors offer more attractive prices, or better customer services, the clients of the YSX Operating Companies may decrease or stop their purchase orders from the YSX Operating Companies. The termination or any change of the purchase orders from the large customers could adversely affect our business and operating results. Furthermore, YSX Operating Companies’ ability to attract new customers is crucial to our growth. The YSX Operating Companies have invested and plans to continue to invest heavily in the branding, sales and marketing to acquire and retain customers. However, there can be no assurance that the YSX Operating Companies will be able to acquire new customers despite their efforts. If the YSX Operating Companies are unable to retain existing customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations could be adversely affected.

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

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular, Mr. Jie Xiao, our co-CEO and director, and Mr. Jing Li, our co-CEO and director. If one or more of our senior executives or other key personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all. As such, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel in our industry is intense because of a number of factors including the limited pool of qualified candidates. We may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

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

The YSX Operating Companies derive a significant portion of net revenues from orders by their large customers. For the fiscal year ended March 31, 2026, there were three customers that accounted for more than 10% of our total revenue, at 28.9%, 27.5% and 26.0%. For the fiscal year ended March 31, 2025, there were four customers that accounted for more than 10% of our total revenue, at 27.8%, 23.5%, 21.6% and 16.0%, respectively. For the fiscal year ended March 31, 2024, there were four that customers accounted for more than 10% of our total revenue, at 20.4%, 18.4%, 17.1% and 13.0%, respectively. Because of this concentration, our business and operations would be negatively affected if the YSX Operating Companies experience a partial or complete loss of any of these customers. In addition, any significant adverse change in The YSX Operating Companies’ relationship with any of these customers could result in loss of revenue, increased costs and distribution delays that could harm our business and customer relationships. In addition, this concentration can exacerbate the exposure to risks associated with the termination by key customers of agreements or any adverse change in the terms of such agreements, which could have an adverse impact on our revenues and profitability. There are a number of factors, other than our performance, that could cause loss of, or decrease in the volume of business from, a customer. We cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all.

Our business is subject to concentration risk with regard to the vendors with which the YSX Operating Companies subcontract to provide services to customers. Our growth and revenue could be materially and adversely affected if the YSX Operating Companies lose any major collaborating vendors, or if any significant vendor fails to cooperate with the YSX Operating Companies at anticipated levels.

For fiscal year 2026, the YSX Operating Companies had three collaborating vendors accounting for more than 10% of the procurement costs, for a total of 77.2% (with each vendor accounting for 31.0%, 27.9% and 18.3% of total purchases, respectively). For fiscal year 2025, the YSX Operating Companies had four collaborating vendors accounting for more than 10% of the procurement costs, for a total of 69.7% (with each vendor accounting for 23.4%, 23.3%, 13.0% and 10.0% of total purchases, respectively). For fiscal year 2024, the YSX Operating Companies had four collaborating vendors accounting for more than 10% of the procurement costs, for a total of 61.2% (with each vendor accounting for 22.6%, 17.7%, 10.8% and 10.1% of total purchases, respectively). The YSX Operating Companies rely on the third-party collaborating vendors to deliver a variety of services to enterprise customers. There is no assurance that the YSX Operating Companies will be able to continuously maintain positive relationships with their major collaborating vendors, or continue to work with them on terms favorable to the YSX Operating Companies, or if any significant vendor fails to cooperate with the YSX Operating Companies at anticipated levels, or at all. If any of the foregoing occurs, our business growth, results of operations and financial condition will be adversely affected.

Our business is subject to concentration risks arising from dependence on two principal markets.

Guangdong Province and Xinjiang are YSX Operating Companies’ two principal markets. The majority of YSX Operating Companies’ customers are located in Guangdong Province and Xinjiang. For fiscal year 2026, 98.7% of our total revenue was generated from customers in Guangdong Province and Xinjiang. In particular, 98.0% of our total revenue was generated in Guangdong Province during such period. For fiscal year 2025, 99.9% of our total revenue was generated in Guangdong Province and Xinjiang. In particular, 98.8% of our total revenue was generated in Guangdong Province during such period. For fiscal year 2024, 98.0% of our revenue was generated in Guangdong Province and Xinjiang. In particular, 92.9% of our total revenue was generated in Guangdong Province during such period. As such, we are subject to concentration risks arising from dependence on two principal markets. Although Guangdong Province has consistently ranked in the top 3 provinces in terms of premium income in recent years, according to China Banking and Insurance Regulatory Commission, we cannot assure you that the insurance market in Guangdong Province will remain robust in the future, or that the YSX Operating Companies will be able to maintain their existing customers or acquire new customers in Guangdong Province or Xinjiang Province in the future.

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

Our outstanding accounts receivable are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, which risk is heightened during periods of uncertain economic conditions, there can be no assurance such procedures will effectively limit our credit risk and enable us to avoid losses, which could have a material adverse effect on our financial condition and operating results. Our net accounts receivable balance was (i) US$43,254,197 (including an accounts receivable balance of $24,579,776 from third-party customers and an accounts receivable balance of $18,674,421 from related party customers) as of March 31, 2026, (ii) US$22,987,814 (including an accounts receivable balance of $17,606,279 from third-party customers and an accounts receivable balance of $5,381,535 from related party customers) as of March 31, 2025, and (iii) US$12,035,624 (including an accounts receivable balance of $9,163,752 from third-party customers and an accounts receivable balance of $2,871,872 from related party customers) as of March 31, 2024. Our allowance for credit losses was $780,608, $653,470, and $382,731 as of March 31, 2026, 2025, and 2024, respectively.

The elevated and growing accounts receivable balance is attributable to several compounding factors. First, revenue grew from approximately $58.5 million for the fiscal year ended March 31, 2024 to approximately $83.5 million for the fiscal year ended March 31, 2026, representing a compound annual growth rate of approximately 19.4%, and receivables expanded proportionately with that revenue growth within our standard credit terms of 30 to 90 days. Second, receivables from our related party, Guangzhou Dayong Insurance Agency Co., Ltd. (“Dayong”), increased significantly from approximately $2.9 million as of March 31, 2024 to approximately $18.7 million as of March 31, 2026; however, all of the Dayong receivables have historically been collected in full, and approximately 44.9% of the Dayong balance outstanding as of March 31, 2026 had already been received as of the date of this annual report. Third, our service mix shifted materially toward vehicle driving risk screening services, which experienced revenue growth of approximately 115% for the fiscal year ended March 31, 2026 and which carry longer settlement cycles with enterprise customers, thereby further extending the average collection period.

The allowance for credit losses as a percentage of gross accounts receivable was 3.08% as of March 31, 2026, compared to 4.01% as of March 31, 2024, reflecting an improving credit quality trend. Of the total receivables outstanding as of March 31, 2026, approximately 87.8% were outstanding for six months or less and only approximately 3% were aged beyond one year, which management considers to reflect a healthy overall aging structure.

Our collection procedures include a 30-day pre-maturity reminder notice, followed by a formal written demand letter upon expiration of the applicable credit term, suspension of services for non-paying customers, and, where necessary, legal recovery proceedings. Credit losses are provisioned in full under the current expected credit loss model prescribed by ASC 326, Total credit loss expense for the fiscal year ended March 31, 2026 was $72,956, a decrease of approximately 74% year-over-year, which management views as indicative of manageable credit risk. We also monitor post-period collections on an ongoing basis: as of March 31, 2023, 97.9% of that year-end balance had been collected; as of March 31, 2024, 67.5% had been collected; and as of the date of this annual report, approximately 31.8% of the March 31, 2026 year-end third-party balance had already been collected within approximately four months of year-end. All receivables from Dayong, a related party, carry a historical collection rate of 100%, and management expects the remaining balance to be settled in full by August 2026.

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

As of March 31, 2026, we had cash of approximately $5.9 million, total current assets of approximately $54.3 million and total current liabilities of approximately $19.5 million. As of March 31, 2025, we had cash of approximately $7.1 million, total current assets of approximately $40.6 million and total current liabilities of approximately $12.1 million. As of March 31, 2024, we had cash of approximately $4.3 million, total current assets of approximately $27.5 million and total current liabilities of approximately $7.2 million. We may need to engage in capital-raising transactions in the near future. Such financing transactions may cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to access additional financing is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our securities, including our Class A Ordinary Shares, would be materially negatively impacted and we may cease our operations.

We face risks related to health epidemics, severe weather conditions, and other catastrophes, which could materially and adversely affect our business.

Our business could be materially and adversely affected by the outbreak of health epidemics, severe weather conditions or other catastrophes. Outbreaks of epidemics may cause prolonged periods of lockdowns, during which the YSX Operating Companies may experience reduced demands for services and longer service times by the third-party vendors, which may lead to reduced service volume and delays in service fee settlements with insurance companies and brokerages. The extent to which any health epidemics may impact our results is highly uncertain and cannot be predicted.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended March 31, 2026, 2025, and 2024, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weakness identified included insufficient qualified accounting personnel and resources possessing the requisite knowledge of U.S. GAAP for daily accounting operations, complex equity transactions, and financial reporting. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) establishing an internal audit team as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the U.S. subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares. Furthermore, our Class A Ordinary Shares may be excluded from certain stock indices as a result of our disparate voting stock structure, which structure may adversely affect the trading market and price for our Class A Ordinary Shares.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 26,705,175 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and the trading volume could decline.

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

We are a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently are a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding Ordinary Shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company. We have also elected to be exempt from the requirements under Nasdaq Listing Rule 5620(a), which requires a listed company to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, unless such company is a limited partnership that meets certain requirements.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act
●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

Nasdaq has proposed new continued listing requirements and expanded its discretionary authority, which could adversely affect our ability to maintain our listing on Nasdaq, limit the liquidity of our securities, or result in increased volatility or delisting risk.

Nasdaq has recently adopted a series of rule changes that enhance its continued listing standards and has proposed other related rule changes to the SEC for approval that expand Nasdaq’s discretionary authority in evaluating and enforcing compliance with those standards.

On January 13, 2026, Nasdaq filed a rule proposal with the SEC to adopt a new continued listing requirement that would require all companies listed on the Nasdaq Global Market or Nasdaq Capital Market to maintain a minimum market value of listed securities of US$5 million. Under the proposed rule, if a company’s market value of listed securities falls below this threshold for 30 consecutive trading days, Nasdaq may immediately suspend trading and initiate delisting proceedings without affording the company a compliance cure period. This proposed rule, if adopted, would be in addition to Nasdaq’s existing continued listing requirements, which include minimum bid price, publicly held shares, and shareholders’ equity, among others. If the market value of our Class A Ordinary Shares were to fall below the proposed $5 million threshold or we otherwise fail to satisfy Nasdaq’s continued listing standards, we could face delisting proceedings on an accelerated basis. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market. We cannot assure you that we will be able to maintain compliance with Nasdaq’s continued listing standards, particularly in light of our trading volume, market capitalization, public float and other qualitative factors. If we are unable to maintain our listing, we may be forced to trade on an over-the-counter market, which may be less liquid and more volatile and could impair investors’ ability to buy or sell our Class A Ordinary Shares. The loss of our Nasdaq listing could also reduce our visibility and credibility in the market and adversely affect our ability to access capital through future equity financings.

On June 3, 2026, the SEC approved Nasdaq Rule IM-5101-4, which specifies how Nasdaq will utilize its authority under Nasdaq Rule 5101 to delist securities in circumstances where: (i) such securities exhibit trading activity that is indicative of potential manipulation; (ii) the SEC has implemented a temporary trading suspension of such securities pursuant to Section 12(k) of the Exchange Act (a “Section 12(k) Suspension”); and (iii) Nasdaq determines that delisting such securities is necessary to protect investors. Under Nasdaq Rule IM-5101-4, Nasdaq may exercise this authority on a case-by-case basis, taking into account all relevant facts and circumstances. Nasdaq may exercise its authority under Nasdaq Rule IM-5101-4 even where the potential manipulation appears to be driven by third parties with no known connection to the issuer. In the event that Nasdaq makes a determination to delist securities pursuant to its authority under Nasdaq Rule IM-5101-4, the affected company may seek a review of such determination pursuant to Nasdaq Rule 5815. However, as Nasdaq Rule IM-5101-4 was recently adopted, the criteria pursuant to which an appeal may succeed remain uncertain as of the date of this annual report.

Should the SEC determine that the trading activity in our Class A Ordinary Shares has exhibited characteristics that trigger a Section 12(k) Suspension and Nasdaq thereupon conducts a review under Nasdaq Rule IM-5101-4, our Class A Ordinary Shares could be subject to delisting, and we can provide no assurance that, under such circumstances, we would prevail in appealing any such delisting determination.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of the military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability often leads to broad sell-offs in the equity markets and heightened investor sensitivity to risk. Consequently, these developments may materially and adversely affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy, which in turn could negatively impact our financial condition and the value of our securities.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum market value of listed securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Our market value is calculated as our consolidated closing bid price multiplied by our total listed securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies.

This proposal is part of a broader trend of Nasdaq tightening listing standards for smaller issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies such as us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq without any opportunity to cure the deficiency. Such suspension and delisting would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market, which could result in similar adverse consequences even absent a failure to meet specific quantitative thresholds.

Because we are a small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we must comply with the federal securities laws, rules, and regulations, including certain corporate governance provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act, related rules and regulations of the SEC and Nasdaq, with which a private company is not required to comply. Complying with these laws, rules and regulations occupies a significant amount of the time of our board of directors and management and significantly increases our costs and expenses. Among other things, we must:

●	maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC;
●	comply with rules and regulations promulgated by Nasdaq;

●	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
●	maintain various internal compliance and disclosures policies, such as those relating to disclosure controls and procedures and insider trading in our Class A Ordinary Shares; and
●	involve and retain to a greater degree outside counsel and accountants in the above activities.

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

On April 21, 2025, Beijing Yi Chen Ma Tian International Holding Co., Ltd. (“Yi Chen Ma Tian”) was formed as a 100% controlled subsidiary of YSX HK. Yi Chen Ma Tian did not have active business operations as of March 31, 2026 and as of the date of this report, but solely acts as a holding company.

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

Anjielun, or Xinjiang Anjielun Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, was established on June 27, 2016 in Kashgar Region, Xinjiang, China, and was wholly owned by Xinjiang YSX. On September 28, 2025, Anjielun was deregistered with the PRC State Administration for Industry and Commerce (“SAIC”) due to immaterial business activities since its inception.

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

The direct shareholders of Xinjiang YSX are Jie Xiao (co-CEO and chairman of the board of directors of the Company), Yingtan Yujiang Yibo Enterprise Management Center Limited Partnership, Lishifu (Guangzhou) Enterprise Management Consulting Limited Partnership, Kashi Honghailui Enterprise Management Consulting Limited Partnership, and Lishigo (Guangzhou) Enterprise Consulting Limited Partnership. The direct shareholders of Xihang are Rubomei Wu, and Qinzhuyi (Guangzhou) Catering Co., Ltd.

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

Corporate Information

Our principal executive offices are located at Room 102, Building 1, No. 22, Huazhou Road, Haizhu District, Guangzhou, PRC, and our phone number is (86) 020-29842002. Our registered office in the Cayman Islands is located at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands, and the phone number of our registered office is +13457433300. We maintain a corporate website at ir.ysxtechcay.com. The information contained in, or accessible from, our websites or any other website does not constitute a part of this annual report. Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd St, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We, through the YSX Operating Companies, provide comprehensive business solutions to enterprise customers, mainly insurance companies and brokerages, in China. The YSX Operating Companies possess in-depth knowledge of the Chinese insurance industry accumulated from years of servicing their customers, and specialize in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services, such as products and customer development services. For the fiscal years ended March 31, 2026, 2025, and 2024, the YSX Operating Companies serviced a total of 20, 46, and 49 customers, respectively, among which, 17, 25, and 25 were insurance companies or brokerages, respectively, and the rest were technology companies, manufacturing companies and trade companies. Some of the customers are well-known established companies in China, such as PICC Property and Casualty Company Limited (“PICC”), China Ping An Property Insurance Co., Ltd (“Ping An”), CPIC (China Pacific Insurance (Group) Co Ltd (“CPIC”), and China United Insurance Group Company Ltd (“CUIG”). Currently, the YSX Operating Companies primarily operate in Xinjiang Province and Guangdong Province in China, where the majority of their customers are located.

We generated $83,467,770, $71,452,736, and $58,546,729 in total revenue for the fiscal years ended March 31, 2026, 2025, and 2024, respectively, predominantly from providing enterprise customers auto insurance aftermarket value-added services, which accounted for 96.7%, 88.7%, and 77.8% of our totally revenue in the same periods, respectively. Insurance companies and brokerages offer auto insurance aftermarket value-added services, such as car wash, oil change, tire repair, car detailing, and roadside assistance services, to their insurance customers with the aim of building customer loyalty and maintaining long-term customer relations, and the costs of the value-added services are usually budgeted as a portion of marketing expenses. Currently, the YSX Operating Companies offer various auto insurance aftermarket value-added services to the enterprise customers, and collaborate with third-party vendors, such as automobile service platforms, dealerships, brick-and-mortar service and maintenance shops, to perform these services for the insurance customers, who are typically insurance policy holders.

Auto insurance in China includes compulsory motor vehicle liability insurance and commercial insurance. According to the State Administration of Financial Regulation of China, along with the growth of the car ownership, the Chinese auto insurance premium has been growing steadily for the last 20 years, and was the largest category of property insurance by premium in China, that reached RMB940.9 billion (approximately $131.2 billion) in 2025, representing a year-on-year increase of 2.98% compared to 2024, accounting for 53.55% of the total premiums of property insurance in 2025. As the largest passenger vehicle market in the world, according to China Banking and Insurance Regulatory Commission, the amount of car ownership generates substantial market potential for China’s auto insurance market, which is closely related to the auto insurance aftermarket value-added service market. We believe the foregoing has contributed, and will continue to contribute, to the growth of the auto insurance aftermarket value-added service market and our business.

Our revenue increased by $12,015,034, or 16.8%, from $71,452,736 for the fiscal year ended March 31, 2025 to $83,467,770 for the fiscal year ended March 31, 2026. The increase was primarily attributable to an increase in revenue from providing auto insurance aftermarket value-added services to customers of approximately $17.4 million, or 27.4%, as the YSX Operating Companies obtained more auto insurance aftermarket value-added service contracts from various insurance companies and brokerages and provided an increased volume of auto insurance aftermarket value-added services to auto insurance policy holders in the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025, with service volume increasing by 1,356,854 service calls, or 28.8%, compared to 12,906,007 service calls, or 22.0%, and increased revenue from $58,546,729 for the fiscal year ended March 31, 2024 to $71,452,736 for the fiscal year ended March 31, 2025. The increase was mainly due to an increase in our revenue from providing value-added services to customers by approximately $17.8 million or 39.1%. The YSX Operating Companies obtained more auto insurance aftermarket value-added service contracts from various insurance companies and brokerages and provided an increased volume of auto insurance aftermarket value-added services to auto insurance policy holders in the fiscal year 2025 as compared to the fiscal year 2024. In addition, our average price charged to customers for providing auto insurance aftermarket value-added services increased by approximately $1.4, or 11.7%, from fiscal year 2024 as a result of change in service mix. Our revenue increased by $9,313,182, or 18.9%, from $49,233,547 for the fiscal year ended March 31, 2023 to $58,546,729 for the fiscal year ended March 31, 2024. The increase was mainly due to the increase in revenue generated from the auto insurance aftermarket value-added services, as the YSX Operating Companies increased the service volume by approximately 37.0% from fiscal year 2023. For details of our results of operation, see “Item 5 – Operating and Financial Review and Prospects.” The following table illustrates the amount and percentage of our revenue by service type for the years ended March 31, 2026, 2025, and 2024, respectively:

	For the years ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Revenue from auto insurance aftermarket value-added services	$80,752,915	96.7%	$63,398,860	88.7%	$17,354,055	27.4%
Revenue from other scenario-based customized services	2,663,557	3.2%	7,437,448	10.4%	(4,773,891)	(64.2)%
Revenue from software development and information technology services	51,298	0.1%	616,428	0.9%	(565,130)	(91.7)%
Total revenue	$83,467,770	100.0%	$71,452,736	100.0%	$12,015,034	16.8%

	For the years ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Revenue from auto insurance aftermarket value-added services	$63,398,860	88.7%	$45,561,529	77.8%	$17,837,331	39.1%
Revenue from other scenario-based customized services	7,437,448	10.4%	11,764,389	20.1%	$(4,326,941)	(36.8)%
Revenue from software development and information technology services	616,428	0.9%	1,220,811	2.1%	$(604,383)	(49.5)%
Total revenue	$71,452,736	100.0%	$58,546,729	100.0%	$12,906,007	22.0%

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

We are led by a highly experienced management team. Since the inception of each of the YSX Operating Companies, they have developed and benefited from the long-term business planning by the founders and the management. Xinjiang YSX and two of its wholly owned subsidiaries enjoy generous tax incentives (full corporate income tax exemption for 5 years after inception, and partial corporate income tax reduction of 10% to 15% thereafter, as an incentive to attract enterprises to establish their business operations in such region and to stimulate local economy development) by incorporating in the Kashgar Economic Development Zone, which is a special economic zone in Xinjiang Province. The management strategically chose Guangdong Province, which, according to the National Financial Supervision and Administration Commission, was the No. 2 province in terms of the total insurance premiums generated in China in 2025, as their principal market. For the fiscal years ended March 31, 2026, 2025, and 2024, 98.0%, 98.8%, and 92.9% of our total revenue was generated in Guandong Province, respectively. Management has determined that the YSX Operating Companies’ business expansion in Guangdong and Xinjiang has achieved substantial progress, and we believe that going forward, the current business increment in these two regions is sufficient to meet the Company’s overall growth requirements. In addition, the Company has observed significant disparities in local industry policies and operational prerequisites across other provinces and municipalities. Accordingly, management has adopted a growth strategy focused on deepening its presence in these existing regions, which regions it believes remain advantageous, rather than pursuing cross-regional expansion that would entail considerable regulatory compliance risks and operational uncertainty in the near term.

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

Experienced Management Team

The YSX Operating Companies were founded and led by entrepreneurs who had years of experiences in the insurance and financial industries. Mr. Jie Xiao, co-founder and CEO of Xinjiang YSX, had worked in the financial industry for more than 23 years before he founded Xinjiang YSX in 2015. Mr. Weiqiang Zheng, executive director of Xihang, had extensive experience in the insurance industry for nearly 30 years and founded an insurance agency in 2000. Mr. Wenpeng Wang, co-founder and vice president of Xinjiang YSX, was an executive at a number of large insurance companies, including China United Insurance and Taiping Insurance.

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

As of the date of this annual report, the YSX Operating Companies offer the following four types of value added services:

●	vehicle safety inspection and check services, such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection;
●	vehicle driving risk screening services, which analyze risks based on past violations, insurance information, claims information, and vehicle inspection information, among others;
●	designated driver and rescuing services, such as arranging designated drivers to drive alcohol drinkers home safely, car jump-start and towing services; and
●	vehicle maintenance and other value-added services, such as car wash, windshield and windscreen wiper maintenance, four-wheel positioning, tire repair and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services.

For the fiscal years ended March 31, 2026, 2025, and 2024, we generated the majority of our revenue, in the amount of $80,752,915, $63,398,860, and $45,561,529, or 96.7%, 88.7%, and 77.8%, of our total revenue, respectively, from auto insurance aftermarket value-added services.

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

For the fiscal years ended March 31, 2026, 2025, and 2024, the YSX Operating Companies provided software development and information technology services to 1, 3, and 7 customer(s), and generated $51,298, $616,428, and $1,220,811, or 0.1%, 0.9%, and 2.1%, of its total revenue, respectively, by providing software development and information technology services.

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

For the fiscal years ended March 31, 2026, 2025, and 2024, the YSX Operating Companies provided other scenario-based customized services to 5, 18, and 17 customers, and generated $2,663,557, $7,437,448, and $11,764,389, or 3.2%, 10.4%, and 20.1%, respectively, of the total revenue.

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

For the fiscal years ended March 31, 2026, 2025, and 2024, the YSX Operating Companies serviced a total of 20, 46, and 49 customers, respectively, among which, 17, 25, and 25, for each respective year, were insurance companies or brokerages, and the rest were technology companies, manufacturing companies and trade companies.

For the fiscal year ended March 31, 2026, three customers each accounted for more than 10% of our total revenue, at 28.9%, 27.5% and 26.0%, respectively. The YSX Operating Companies provide auto insurance aftermarket value-added services to such customers pursuant to framework service agreements, with the specific scope of services detailed in an annex thereto. Each framework service agreement has a term of two years and contains standard confidentiality clauses and force majeure clauses. Either party may terminate the applicable framework service agreement upon the occurrence of a specified breach.

For the fiscal year ended March 31, 2025, there were four customers each accounted for more than 10% of our total revenue, at 27.8%, 23.5%, 21.6% and 16.0%, respectively. For the fiscal year ended March 31, 2024, there were four customers each accounted for more than 10% of our total revenue, at 20.4%, 18.4%, 17.1% and 13.0%, respectively.

Vendors

For the fiscal years ended March 31, 2026, 2025, and 2024, the YSX Operating Companies worked with 16, 16, and 19 vendors, respectively. The majority of the vendors are automobile service platforms, such as dealerships, brick-and-mortar service and maintenance shops that perform auto insurance aftermarket value-added services. Some of these vendors were referred by insurance companies and brokerages. The YSX Operating Companies select and engage third-party vendors based on business needs, and have set up standard internal policies and procedures for the selection of third-party vendors. The YSX Operating Companies evaluate the third-party vendors based on their business operation scope, financial situation, status of their facilities, staff, and reputation. All third-party vendors are required to have obtained all qualifications necessary for their services and maintain adequate insurance in line with market practice.

The YSX Operating Companies require the third-party vendors to maintain consistent service standards, which is determined by communicating with them and reviewing customer feedback on a monthly basis, as well as conducting regular visits to their store(s).

For the fiscal year ended March 31, 2026, three vendors each accounted for more than 10% of our total outsource expenses, at 31.0%, 27.9% and 18.3%, respectively. Each of the significant vendors provides auto insurance aftermarket value-added services to the YSX Operating Companies’ customers. Payment from the YSX Operating Companies to the vendors is calculated based on a unit price multiplied by the number of service items or sessions, with purchased service items remaining valid for one year from the date of purchase. The vendors have provided valid and legally binding business qualification documents for retention by the YSX Operating Companies.

For the fiscal year ended March 31, 2025, four vendors each accounted for more than 10% of our total outsource expenses, at 23.4%, 23.3%, 13.0% and 10.0%, respectively. For the fiscal year ended March 31, 2024, four vendors each accounted for more than 10% of our total outsource expenses, at 22.6%, 17.7%, 10.8% and 10.1%, respectively.

Market

Guangdong Province and Xinjiang are YSX Operating Companies’ main markets. The majority of YSX Operating Companies’ customers are located in Guangdong Province and Xinjiang. For the fiscal years ended March 31, 2026, 2025, and 2024, a total of 98.7%, 99.9%, and 98.02% of our revenue, respectively, was generated in Guangdong Province and Xinjiang. The Kashgar Economic Development Zone in Xinjiang is a special district that offers generous tax incentives, which are enjoyed by Xinjiang YSX and two of its subsidiaries that also enjoy the same tax incentives by incorporating in the Kashgar Economic Development Zone. According to the “Table of Original Insurance Premium Income of All Regions across the Country in December 2025” published by the National Financial Supervision and Administration Commission in January 2026, Guangdong Province ranked second and Xinjiang Province ranked twenty-second among all provinces in China in terms of total insurance premiums generated in 2025, with Jiangsu Province ranking first.

Below is our revenue breakdown by geographic locations for the fiscal years ended March 31, 2026, 2025, and 2024.

	Fiscal Year 2026		Fiscal Year 2025		Fiscal Year 2024
	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage
Province	(USD)%		(USD)%		(USD)%
Guangdong	$81,744,082	98.0%	70,624,206	98.7%	$54,416,093	92.9%
Xinjiang	$606,997	0.7%	826,118	1.2%	$2,966,294	5.1%
Others	$1,116,691	1.3%	2,411	0.1%	$1,164,342	2.0%

As of the date of this annual report, the YSX Operating Companies’ business expansion in Guangdong and Xinjiang has achieved substantial progress, and management has determined that the current level of business growth in these two regions is sufficient to meet the Company’s overall growth requirements. The Company has observed significant disparities in local industry policies and operational prerequisites across other provinces and municipalities, and accordingly, management has adopted a growth strategy focused on deepening the YSX Operating Companies’ presence in these existing regions, which regions it believes remain advantageous, rather than pursuing cross-regional expansion that would entail considerable regulatory compliance risks and operational uncertainty in the near term.

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

In-house Technical Team

The YSX Operating Companies maintain a strong in-house technical team, which is led by Ruomei Wu, who co-founded a technology company in 1999, and has served as the general manager of Xihang since 2015. As of the date of this annual report, the YSX Operating Companies’ technical team has 8 full-time employees, each of whom holds at least a college degree. The team members have an average of 10 to15 years of experience in technology and system development, as well as in-depth knowledge of the insurance industry. The technical team oversees the development and support of a number of applications that facilitate YSX Operating Companies’ business operations. YSX Operating Companies intend to continue investing in their technical team, recruiting qualified professionals to join the team, enhancing the features of existing applications, and developing new applications and systems.

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

Intellectual Property

We rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, and other contractual rights to establish and protect our proprietary rights in our intellectual property. As of the date of this annual report, the YSX Operating Companies had seven issued patents and six pending patent applications, 39 registered trademarks and no pending trademark applications in China, and the legal right to use 126 registered software copyrights. The YSX Operating Companies have also registered the following website domain names in the PRC: ysxtechcay.com, implus100.com, ysxnet.com, and tanbaonet.com.

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

Employees

As of March 31, 2026, 2025, and 2024, we and the YSX Operating Companies had 38, 39, and 39 full-time employees, respectively. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any labor disputes.

As of July 1, 2026, we and the YSX Operating Companies had 38 full-time employees. The following table provides a breakdown of our employees by function as of July 1, 2026:

	Number of	% of
Function	Employees	Total
Administrative and Human Resource	5	13.16%
Technical and Development	10	26.32%
Finance Department	7	18.42%
Sales and Marketing	16	42.11%
Total	38	100.00%

Properties and Facilities

As of the date of this annual report, the YSX Operating Companies do not own any real properties and maintain the below leased facilities. We believe the facilities are suitable and adequate for the operations of the YSX Operating Companies and are adequately maintained.

Lessee	Location	Area (Square Meter)	Term	Use
Xinjiang Yishengxin Network Technology Co., Ltd. (Guangzhou Branch)	Room 102, Building 1, No. 22, Huazhou Road, Haizhu District, Guangzhou	685 m2	July 16, 2025 to July 15, 2030	office
Xinjiang Yi Sheng Xin Network Technology Co., Ltd.	1701A, 17th Floor, Kashgar Chuan-Yu Merchant Headquarters Economic Building	57.5 m2	July 1, 2025 to June 30, 2028	office
Xinjiang Yishengxin Chuangzhan Technology Co., Ltd.	1701B, 17th Floor, Kashgar Chuan-Yu Merchant Headquarters Economic Building	57.5 m2	July 1, 2025 to June 30, 2028	office
Guangzhou Xihang Information Technology Co., Ltd.	Room 803A (Room K246), 1268 Guangzhou Avenue Central, Tianhe District, Guangzhou	10 m2	January 8, 2026 to January 7, 2027	office
Guangzhou Yishengxin Network Technology Co., Ltd.

Unit 309, 310, Floor 3, Building A1, Yuexiu Nansha Intelligent Manufacturing Production Base Project, No. 1 Qinghui Middle Road, Dongyong Town, Nansha District, Guangzhou (Yuexiu iPARK Guangdong-Hong Kong Wisdom Valley)

		216.24 m2	December 31, 2023 - December 30, 2026	office

Insurance

The YSX Operating Companies maintain certain types of insurance to safeguard against risks and unexpected events. The YSX Operating Companies provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. The YSX Operating Companies also maintain employer liability insurance. The YSX Operating Companies are not required to maintain business interruption insurance in China under PRC laws and do not maintain key person insurance, insurance policies covering damages to network infrastructures or information technology systems, nor do they maintain any insurance policies for properties they lease. During the fiscal years ended March 31, 2026, 2025, and 2024, the YSX Operating Companies did not file any material insurance claims.

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

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002, and were most recently amended and issued on March 29, 2022 (effective May 1, 2022); the Industry Guidelines on Encouraged Foreign Investment (Year 2025), or the 2025 Encouraged Guidelines, which were promulgated by the NDRC and the MOFCOM on December 15, 2025 and became effective on February 1, 2026; and the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition), which were issued by the NDRC and the MOFCOM on September 6, 2024, Order No. 23, and became effective on November 1, 2024 (superseding the 2021 Negative List). Under the aforesaid regulations, foreign-invested telecommunications enterprises in the PRC, or FITEs, are generally required to be established as Sino-foreign equity joint ventures with limited exceptions. In general, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business overseas.

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

Foreign Investment Industrial Policy

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”) (2025 Revision), which was last amended and issued by MOFCOM and NDRC on on December 15, 2025 and became effective since February 1, 2026, and the Special Management Measures for Foreign Investment Access (2024 version), or the Negative List, which came into effect on November 1, 2024. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed in the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The telecommunications business falls within the restricted category in accordance with the Catalogue and the Negative List.

Regulations Relating to Overseas Listings and Offerings

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which had taken effect on March 31, 2023. After that, the CSRC promulgated two other supporting guidelines, which came into effect on May 16, 2023 and May 7, 2024, respectively. The Overseas Listings Rules stipulated the basic supervision principles and requirements for filings of overseas offering and listing by domestic companies. Under the Overseas Listings Rules, (a) domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application; (b) the issuer issues securities in the same overseas market after the issuance of the securities overseas, it shall file with the CSRC within 3 working days after the issuance is completed; (c) if an overseas listed issuer lists its shares in other overseas markets, it shall file the record with the CSRC within 3 working days after submitting the application documents for listing; (d) when the assets of a domestic enterprise are directly or indirectly listed overseas through one or more acquisitions, stock exchange, transfer and other transaction arrangements, the domestic enterprise shall file with the CSRC within 3 working days after submitting the application documents for listing overseas, and if it does not involve the submission of application documents abroad, it shall put on record within 3 working days from the date when the listed company first announces the specific arrangement of trading; and (e) a domestic enterprise directly issues and lists its shares on overseas capital market, the shareholder, whom holding the unlisted shares within the territory, apply to convert the unlisted shares held within the territory into overseas listed shares for listing and trading on overseas market, shall follow the relevant regulations of the CSRC, and entrust one domestic enterprise to file a record with the CSRC. In addition, according to the Overseas Listings Rules, an enterprise shall not be listed overseas under any of the following circumstances: (a) the overseas offering and listing is expressly prohibited by laws, administrative regulations or relevant state provisions; (b) According to laws, the relevant competent department of the State Council has examined and determined that the overseas offering and listing may endanger national security; (c) A domestic enterprise or its controlling shareholder or actual controller has committed criminal crimes of embezzlement, bribery, embezzlement, misappropriation of property or disrupting the order of the socialist market economy in the recent three years; (d) A domestic enterprise is under investigation for suspected crimes or major violations of laws and regulations, but no clear conclusions have been drawn; (e) There is a major dispute on the ownership of the equity of controlling shareholder or the shareholder controlled by the controlling shareholder or the actual controller.

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

Regulations Relating to Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, became effective on July 1, 1994, and was most recently comprehensively revised on December 29, 2023, with the revised version becoming effective on July 1, 2024. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Law of the PRC on Wholly Foreign-owned Enterprises, the Chinese-Foreign Equity Joint Venture Law and the Chinese-Foreign Contractual Cooperative Enterprise Law, commonly referred to as the “Three Foreign-related Enterprise Laws,” were repealed on January 1, 2020 upon the entry into force of the Foreign Investment Law of the PRC (promulgated March 15, 2019, effective January 1, 2020), which now serves as the basic law governing foreign investment in the PRC.

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

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where CIIO or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to filing a declaration for security assessment of outbound data transfers, the data processor shall conduct a self-assessment of the risks associated with such outbound data transfer. Pursuant to the Provisions on Promoting and Regulating Cross-Border Data Flows (effective March 22, 2024), certain categories of outbound data transfers are exempt from the security assessment, standard contract filing, and certification requirements, including: (i) transfers necessary for concluding or performing contracts with individuals (including, for example, cross-border shopping, payment, and employment contracts); (ii) transfers necessary for the protection of individuals’ life or health in emergency circumstances; and (iii) transfers by a data processor that is not a CIIO and that has provided the non-sensitive personal information of fewer than 100,000 individuals in aggregate abroad since January 1 of the current year.

On September 24, 2024, the State Council published the Regulations on the Security Management of Network Data, which came into effect on January 1, 2025. The Regulations on the Security Management of Network Data further optimize the mechanism for cross-border data flow, stipulating the conditions under which network data processors can provide personal information to overseas entities. It is clearly stated that if the information has not been informed or publicly released as important data by relevant regions or departments, it does not need to be declared as important data for data export security assessment. The cross-border transfer of personal information may be effected through one of the following lawful routes where applicable: (a) passing the CAC’s security assessment; (b) executing the CAC-prescribed Standard Contract for Outbound Transfer of Personal Information and filing it with the provincial CAC (pursuant to the Measures for the Standard Contract for Outbound Transfer of Personal Information, effective June 1, 2023); or (c) obtaining Personal Information Protection Certificationfor cross-border transfers (pursuant to the Measures for Certification of Cross-Border Provision of Personal Information, released October 2025 and effective January 1, 2026). Where exemptions under the Provisions on Promoting and Regulating Cross-Border Data Flowsapply, none of the above mechanisms is required.

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

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, extended the voluntary settlement policy to capital account foreign exchange income (including, but not limited to, foreign exchange capital, foreign debts, and proceeds from overseas listings) of all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, and that such converted Renminbi shall not be provided as loans to its non-affiliated entities.

The Circular on Further Promoting Cross-border Trade and Investment Facilitation, which was promulgated on October 23, 2019 by the SAFE and became effective on the same date, further cancels restrictions on the domestic equity investment by non-investment-oriented foreign-funded enterprises with their capital funds and provides that non-investment-oriented foreign-funded enterprises are allowed to make domestic equity investment with their capital funds in accordance with the law, on the premise that the existing special administrative measures (negative list) for foreign investment access are not violated and the projects invested thereby in China are genuine and compliant. Previously, a receiving enterprise was required to complete a domestic reinvestment registration with the bank; however, pursuant to SAFE Circular [2025] No. 43 (effective September 2025), the requirement for the investee enterprise or the transferring party to complete a “receiving domestic reinvestment basic information registration and its change registration” has been cancelled nationwide, and domestic reinvestment funds may be directly credited to the relevant accounts of the investee, provided the foreign investment does not violate the Negative List and the project is genuine and compliant. SAFE Circular [2025] No. 43 also cancels the prior requirement for foreign investors to complete a basic information registration for pre-incorporation upfront costs before opening a pre-incorporation cost account and remitting such funds, and permits foreign exchange profit earned by an FIE (or foreign exchange profit lawfully distributed to the foreign investor) to be used for domestic reinvestment in accordance with applicable rules.

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to these measures, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department via the enterprise registration system and the National Enterprise Credit Information Publicity System.

Pursuant to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular No. 13, which became effective on June 1, 2015 and was amended on December 30, 2019, and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign-invested enterprise shall register with the bank located at its registered place after obtaining the business license. If there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with the competent authorities. The foreign exchange registration and change registration with the bank are typically completed within a few working days upon acceptance of a complete application, in accordance with the Capital Account Foreign Exchange Business Guidance (2024 Edition) (SAFE Circular [2024] No. 12).

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014, as an attachment of Circular 37 and the Capital Account Foreign Exchange Business Guidance (2024 Edition) (SAFE Circular [2024] No. 12).

Under the relevant rules, any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with the relevant requirements under these regulations could subject our SPV to restrictions on foreign exchange activities, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders, and to contribute registered capital as well as additional capital to the WFOE. If the WFOE fails to obtain the necessary registered capital within the approved business time limit, the industry and commerce administrative authorities may revoke its business license. Due to the failure by shareholders to complete the registration, the WFOE’s ability to pay dividends or make distributions to our SPV is also restricted, and the repatriation of profits and dividends derived from the SPV by PRC residents to China is prohibited. The offshore financing funds are also not permitted to be used within China. In addition, the failure of the PRC resident shareholders to complete the registration may subject such shareholders to fines of less than RMB50,000, and the relevant enterprises to fines of less than RMB300,000.

In addition, pursuant to the Provisions of the State Council on Outward Investment (State Council Decree No. 837, promulgated on May 5, 2026 and effective on July 1, 2026), PRC investors (including domestic enterprises and, as may be prescribed by competent authorities, PRC resident individuals) conducting outward direct investment or establishing offshore structures to obtain ownership, control, or management rights over overseas enterprises or assets are required to fulfill the relevant approval, record-filing, and information reporting obligations with the National Development and Reform Commission, the Ministry of Commerce, or their local counterparts, and to complete the corresponding foreign exchange registration or record-filing with the SAFE or designated foreign exchange banks in accordance with applicable regulations (including SAFE Circular 37 for PRC residents establishing or controlling an offshore SPV for round-trip investment). Failure to comply with the foregoing requirements may result in administrative penalties, including fines and, in serious cases, temporary suspension from engaging in new outward investment activities, as provided under the Provisions.

Regulation on Foreign Debt

A loan made by a foreign entity as a direct or indirect shareholder in a foreign-invested enterprise (FIE) is considered to be foreign debt in the PRC and is regulated by the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts (State Council No. 64, 2003, still cited though largely supplemented), the Administrative Measures for Registration of Foreign Debts (SAFE Circular [2013] No. 19), and, where applicable, the Measures for the Administration of the Examination and Registration of Medium- and Long-Term Corporate Foreign Debts (NDRC Decree No. 56 of 2023, effective February 10, 2023). Under current SAFE rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE; however, such foreign debt must be registered with SAFE or, pursuant to the current deregulation policy, with an authorized foreign exchange designated bank at the place where the borrower is domiciled — typically prior to the first drawdown and no later than shortly after execution of the foreign debt contract. Where the foreign debt has a term of more than one (1) year (excluding one year), the FIE shall, prior to borrowing, obtain an Enterprise Foreign Debt Examination and Registration Certificate from the National Development and Reform Commission (NDRC) in accordance with NDRC Decree No. 56 of 2023.

Pursuant to the Interim Provisions on the Management of Foreign Debts, the maximum aggregate amount of foreign debts that an FIE may borrow under the traditional Total Investment and Registered Capital Balance method (the Investment-Capital Gap Method) shall not exceed the difference between its registered total investment and its registered capital; that is, (i) the outstanding balance of short-term foreign debts (term < one year) plus (ii) the accumulated amount of medium- and long-term foreign debts (term > one year) shall not exceed such difference.

On January 12, 2017, the People’s Bank of China (PBOC) promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing (Yin Fa [2017] No. 9, the PBOC Notice No. 9), which sets forth an alternative upper limit for PRC entities, including FIEs and domestic enterprises, with respect to their foreign debts under the Cross-Border Financing Macro-Prudential Management regime (the “Risk-Weighted Approach”). Pursuant to PBOC Notice No. 9, as currently applied, an FIE may elect — at the time of its first foreign debt registration — to calculate its maximum foreign debt amount based on either (i) the Total Investment and Registered Capital Balance method or (ii) the Risk-Weighted Approach under the full-coverage cross-border financing macro-prudential management framework. Once an FIE selects the macro-prudential mode, it generally may not revert to the Investment-Capital Gap Method.

Under the Risk-Weighted Approach, the outstanding cross-border financing of an enterprise shall be calculated on a risk-weighted basis and shall not exceed the specified upper limit, namely: Risk-Weighted Outstanding Cross-Border Financing ≤ Upper Limit of Risk-Weighted Outstanding Cross-Border Financing.

Risk-Weighted Outstanding Cross-Border Financing = the sum of (outstanding RMB and foreign currency denominated cross-border financing × maturity risk conversion factor × type risk conversion factor) + the sum of (outstanding foreign currency denominated cross-border financing × exchange rate risk conversion factor).

The maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one (1) year, and 1.5 for short-term cross-border financing with a term of one (1) year or less.

The type risk conversion factor shall be 1 for both on-balance-sheet financing and off-balance-sheet financing (contingent liabilities) for the time being.

The exchange rate risk conversion factor for foreign currency-denominated cross-border financing shall be 0.5.

The upper limit of risk-weighted outstanding cross-border financing for enterprises (the Net Asset Limits) is calculated as: Net Assets × Cross-Border Financing Leverage Ratio (currently set at 2) × Macro-Prudential Adjustment Parameter. As most recently adjusted by the PBOC and SAFE on January 13, 2025, the macro-prudential adjustment parameter for non-financial enterprises is 1.75, resulting in Net Asset Limits equal to 350% of the relevant PRC enterprise’s net assets (as shown in its latest audited financial statements), unless further adjusted by the competent authorities.

In addition, pursuant to SAFE Circular [2025] No. 43 (Huifa [2025] No. 43), qualified high-tech, SRDI (specialized, refined, distinctive, and innovative), and technology-based SMEs nationwide may borrow foreign debt within a prescribed de minimis quota (up to USD 10 million, or USD 20 million for enterprises selected under the “Innovation Scorecard” mechanism) outside the foregoing cap calculations, and are exempt from submitting audited financial statements at the foreign debt registration stage.

Foreign debt contracts shall be filed and registered with SAFE or its authorized bank through the SAFE online filing system after the loan agreement is signed and, in practice, prior to the first withdrawal thereunder. PBOC Notice No. 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but serves as a supplement thereto.

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

Value-Added Tax

The Value-Added Tax Law of the People’s Republic of China (the VAT Law), adopted on December 25, 2024 and effective as of January 1, 2026, together with the Implementation Regulations of the VAT Law (the VAT Implementation Rules), promulgated by the State Council and effective as of the same date, replaced the former Provisional Regulations on Value-Added Tax of the PRC. Under the VAT Law, entities and individuals (including individually-owned businesses) that engage in taxable transactions within the territory of the PRC — being the sale of goods, the provision of services, and the transfer of intangible assets or immovable property (collectively, taxable transactions) — as well as the importation of goods, are taxpayers of value-added tax (VAT).

A general VAT taxpayer is subject to VAT calculated under the general method by deducting input VAT from output VAT. The standard VAT rates applicable to general taxpayers are: (i) 13% on the sale of goods, processing, repair and replacement services, tangible personal property leasing services, and the importation of goods; (ii) 9% on the provision of transportation, postal, basic telecommunication, and construction services, the leasing of immovable property and transfer of land use rights, as well as on the sale or importation of specified goods such as agricultural products, edible vegetable oil, tap water, heating, certain energy gases, books, newspapers, fodder, agricultural chemicals, agricultural machinery, and agricultural films; and (iii) 6% on the provision of other services and the transfer of intangible assets. Exports of goods are subject to a zero VAT rate, except as otherwise provided by the State Council.

A small-scale taxpayer — being a taxpayer whose annual taxable sales amount does not exceed RMB5,000,000 — is subject to VAT under the simplified method at a levy rate of 3% (or 5% in respect of certain specified transactions, such as the sale or lease of immovable property, as prescribed by the State Council), without entitlement to input VAT credit. A small-scale taxpayer with sound accounting systems may register as a general VAT taxpayer.

Export sales subject to the zero VAT rate are generally eligible for a VAT export rebate on the input VAT previously paid. Certain specified supplies of goods or services are exempt from VAT in accordance with the VAT Law and the VAT Implementation Rules.

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

Regulation on Dividend Distribution

The principal regulations governing the distribution of dividends by companies in the PRC, including foreign-invested enterprises incorporated as limited liability companies or joint stock limited companies, are set forth in the Company Law of the People’s Republic of China (as amended on December 29, 2023, effective July 1, 2024).

Under the PRC Company Law and PRC accounting standards, a company may distribute dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations, and only after: (i) making up any prior years losses, if any; and (ii) setting aside at least 10% of its annual after-tax profit to the statutory reserve fund (also referred to as the statutory common reserve or statutory surplus reserve), until the cumulative balance of such statutory reserve fund reaches 50% of the companys registered capital, after which no further appropriation to the statutory reserve fund is required. The company may also resolve to set aside any amount as a discretionary (voluntary) reserve from the remaining after-tax profit. Reserves (whether statutory or voluntary) are not distributable as cash dividends.

Pursuant to the Foreign Investment Law and the Ministry of Finance Circular Cai Zi [2025] No. 101, foreign-invested enterprises are no longer required to, and shall not, appropriate any reserve fund, enterprise development fund, or staff bonus and welfare fund from profits earned on or after January 1, 2025. Previously accrued but unused staff bonus and welfare fund balances shall be applied for their originally designated purposes and are not available for dividend distribution.

The PRC Company Law further provides that any distribution made in violation of the foregoing requirements must be returned by the shareholders to the company, and directors, supervisors, and senior management responsible for such unlawful distribution may be liable for compensation. Where a shareholders meeting resolves to distribute profits, the board of directors shall implement such distribution within six (6) months from the date of the resolution.

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

The Anti-Monopoly Law, promulgated by the SCNPC on August 30, 2007 and effective as of August 1, 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by SAMR before they can be completed. In addition, on December 19, 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment (NDRC & MOFCOM Decree No. 37 of 2020), or the Foreign Investment Security Review Measures, which became effective on January 18, 2021, thereby establishing a security review system for foreign investment, including mergers and acquisitions of domestic enterprises by foreign investors. Under the Foreign Investment Security Review Measures,a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Foreign InvestmentSecurity Review Measures, the Foreign Investment Security Review Working Mechanism (the office of which is administered by the NDRC and MOFCOM under the leadership of the State Council) will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Working Mechanismdecides that a specific merger or acquisition is subject to security review, it will carry out the security review. The measures prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings. The Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted on June 24, 2022, and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the state council anti-monopoly enforcement agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect on excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators.

Regulations on Intellectual Property Rights

Regulations on Patents

According to the Patent Law of the PRC, which was initially promulgated in 1984 and was amended in September 1992, August 2000, December 2008 and October 2020 respectively (the most recently amended Patent Law became effective on June 1, 2021), China National Intellectual Property Administration (CNIPA) is responsible for implementing patent law in the PRC. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

The Implementing Regulations of the Patent Law of the PRC, promulgated by the State Council and most recently revised by State Council Decree No. 769 (effective January 20, 2024), set forth detailed rules supplementing the Patent Law with respect to patent application, examination, and grant procedures, priority claims, patent term adjustment, and remuneration for service inventions, and include special provisions governing international design applications filed under the Hague Agreement Concerning the International Registration of Industrial Designs, to which China acceded in 2022.

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

Social Insurance and Housing Fund

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010, and came into force as of July 1, 2011, and most recently amended on December 29, 2018, together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. When an employer fails to fully pay social insurance premiums, tax authority/social insurance collection department of the tax bureau shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

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

A. Operating Results

The following tables illustrate the amount and percentage of our revenue by service type for the years ended March 31, 2026, 2025 and 2024, respectively:

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Revenue from auto insurance aftermarket value-added services	$80,752,915	96.7%	$63,398,860	88.7%	$45,561,529	77.8%	$17,354,055	27.4%	$17,837,331	39.1%
Revenue from other scenario-based customized services	2,663,557	3.2%	7,437,448	10.4%	11,764,389	20.1%	(4,773,891)	(64.2)%	(4,326,941)	(36.8)%
Revenue from software development and information technology services	51,298	0.1%	616,428	0.9%	1,220,811	2.1%	(565,130)	(91.7)%	(604,383)	(49.5)%
Total revenue	$83,467,770	100.0%	$71,452,736	100.0%	$58,546,729	100.0%	$12,015,034	16.8%	$12,906,007	22.0%

The following tables illustrate the amount and percentage of our revenue by customer types for the years ended March 31, 2026, 2025 and 2024, respectively:

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Revenue from third-party customers	$60,503,275	72.5%	$51,558,098	72.2%	$46,618,820	79.6%	$8,945,177	17.3%	$4,939,278	10.6%
Revenue from related party customers	22,964,495	27.5%	19,894,638	27.8%	11,927,909	20.4%	3,069,857	15.4%	7,966,729	66.8%
Total revenue	$83,467,770	100.0%	$71,452,736	100.0%	$58,546,729	100.0%	$12,015,034	16.8%	$12,906,007	22.0%

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater detail under “Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026, 2025 and 2024.”

Net Revenue

Our net revenue is driven by changes in the mix of services provided to customers, service volume, average price charged for services rendered and number of customers for our services.

	For the years ended March 31,
				Variances- 2026		Variances- 2025
	2026	2025	2024	compared to 2025		compared to 2024
	Amount	Amount	Amount	Amount	%	Amount	%
Revenue from auto insurance aftermarket value-added services:
Vehicle safety inspection and check services	$3,640,458	$2,464,302	$2,291,332	$1,176,156	47.7%	$172,970	7.5%
Vehicle driving risk screening services	74,409,849	34,589,781	2,588,988	39,820,068	115.1%	32,000,793	1,236.0%
Designated driver and rescuing services	609,436	595,021	529,179	14,415	2.4%	65,842	12.4%
Vehicle maintenance and other value-added services	2,093,172	25,749,756	40,152,030	(23,656,584)	(91.9)%	(14,402,274)	(35.9)%
Total revenue from value-added services	$80,752,915	$63,398,860	$45,561,529	$17,354,055	27.4%	$17,837,331	39.1%
Revenue from other scenario-based customized services	2,663,557	7,437,448	11,764,389	(4,773,891)	(64.2)%	(4,326,941)	(36.8)%

Revenue from software development and information technology services	51,298	616,428	1,220,811	(565,130)	(91.7)%	(604,383)	(49.5)%
Total revenues	$83,467,770	$71,452,736	$58,546,729	$12,015,034	16.8%	$12,906,007	22.0%

Number of value-added services performed (service volume)
Vehicle safety inspection and check services	307,093	114,278	90,108	192,815	168.7%	24,170	26.8%
Vehicle driving risk screening services	5,597,315	2,638,406	85,706	2,958,909	112.1%	2,552,700	2,978.4%
Designated driver and rescuing services	32,024	29,849	10,928	2,175	7.3%	18,921	173.1%
Vehicle maintenance services	137,359	1,934,404	3,599,850	(1,797,045)	(92.9)%	(1,665,446)	(46.3)%
Total number of value-added services performed (service volume)	6,073,791	4,716,937	3,786,592	1,356,854	28.8%	930,345	24.6%
Number of insurance companies and brokerages for value-added services	17	25	25	(8)	(32.0)%	0	0.0%
Number of customers for scenario-based customized services	5	18	17	(13)	(72.2)%	1	5.9%
Number of customers for software development and information technology services	1	3	7	(2)	(66.7)%	(4)	(57.1)%
Total number of customers	20	46	49	(23)	(50.0)%	(3)	(6.1)%

Average price for value-added services	$13.3	$13.4	$12.0	$(0.1)	(1.1)%	$1.4	11.7%
Average price charged to customers for scenario-based customized services	$532,711	$413,192	$692,023	119,519	28.9%	$(278,831)	(40.3)%
Average price charged to customers for software development and information technology services	$51,298	$205,476	$174,402	$(154,178)	(75.0)%	$31,074	17.8%

For the fiscal years ended March 31, 2026, 2025 and 2024, our revenue generated from providing auto insurance aftermarket value-added services to auto insurance policy holders on behalf of insurance companies and brokerages accounted for 96.7%, 88.7%, and 77.8% of our total revenue, respectively, while revenue from providing other scenario-based customized services to customers accounted for 3.2%, 10.4%, and 20.1% of our total revenue, respectively, and revenue from providing software development and information technology services to customers accounted for 0.1%, 0.9%, and 2.1% of our total revenue, respectively.

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

Our total revenue increased by approximately $12.0 million, or 16.8%, when comparing fiscal year 2026 to fiscal year 2025, and our total revenue increased by approximately $12.9 million, or 22.0%, when comparing fiscal year 2025 to fiscal year 2024, primarily due, in each case, to the YSX Operating Companies having obtained more service contracts from various insurance companies and brokerages. Pursuant to such service contracts, the YSX Operating Companies provide the following value-added services to their vehicle insurance policy holders on behalf of these insurance companies and brokerages: (i) vehicle safety inspection and check services (such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection, etc.); (ii) vehicle driving risk screening services; (iii) designated driver and rescuing services (such as arranging designated drivers to drive alcohol drinkers home safely, car jump-start and towing services); and (iv) vehicle maintenance and other value-added services (such as car wash, windshield and windscreen wiper maintenance, four wheel positioning, tire repair and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services, etc.). The total service volume for the above-mentioned auto insurance aftermarket value-added services increased by approximately 1.36 million service calls, or 28.8%, from approximately 4.72 million service calls in fiscal year 2025 to approximately 6.07 million service calls in fiscal year 2026. Our average price charged to customers for providing auto insurance aftermarket value-added services decreased by approximately $0.1, or 1.1%, from fiscal year 2025 to fiscal year 2026, as a result of change in service mix. The overall increase in our revenue from providing auto insurance aftermarket value-added services to customers in fiscal year 2026 reflected these combined factors. The total service volume for the above-mentioned auto insurance aftermarket value-added services increased by approximately 0.93 million service calls, or 24.6%, from approximately 3.79 million service calls in fiscal year 2024 to approximately 4.72 million service calls in fiscal year 2025. In addition, our average price charged to customers for providing auto insurance aftermarket value-added services increased by approximately $1.4, or 11.7%, from fiscal year 2024 to fiscal year 2025, as a result of change in service mix. Please see the detailed discussion of the revenue breakdown of the value-added services under “Results of Operations” below.

Our revenue generated from providing other scenario-based customized services to customers decreased by approximately $4.8 million, or 64.2%, from approximately $7.4 million in fiscal year 2025 to approximately $2.7 million in fiscal year 2026. The decrease in our revenue from other scenario-based customized services was driven by a decrease in the number of customers for our services, which decreased by 72.2% from 18 customers in fiscal year 2025 to five customers in fiscal year 2026. As a result, we obtained fewer service contract from customers during fiscal year 2026 as compared to fiscal year 2025. The average service price we charged customers for such services increased by approximately $119,519, or 28.9%, from $413,192 in fiscal year 2025 to $532,711 in fiscal year 2026 because the five customers we had in fiscal year 2026 required much larger and more complex projects than the customers in fiscal year 2025. A broader scope of customization enabled us to charge higher price per contract in fiscal year 2026 than we did in fiscal year 2025. The overall decrease in our revenue from providing other scenario-based customized services to customers in fiscal year 2026 reflected these combined factors. Our revenue generated from providing other scenario-based customized services to customers decreased by approximately $4.3 million, or 36.8%, from approximately $11.8 million in fiscal year 2024 to approximately $7.4 million in fiscal year 2025. The decrease in our revenue from other scenario-based customized services was driven by a decrease in average service price the YSX Operating Companies charged customers for such services by approximately $278,831 or 40.3%, from fiscal year 2024 to fiscal year 2025. Please see the detailed discussion of the revenue breakdown of the other scenario-based customized services under “Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026, 2025 and 2024” below.

Our revenue from providing software development and information technology services to customers decreased by approximately $0.6 million, or 91.7%, from approximately $0.6 million in fiscal year 2025 to approximately $51,298 in fiscal year 2026, primarily because of the decrease in the number of customers for software development and information technology services by 66.7% from three customers in fiscal year 2025 to one customer in fiscal year 2026. The average service price we charged customers for such services decreased by approximately $154,178, or 75.0%, from $205,476 in fiscal year 2025 to $51,298 in fiscal year 2026. The overall decrease in our revenue from providing software development and information technology services in fiscal year 2026 reflected these combined factors. Our revenue from providing software development and information technology services to customers decreased by approximately $0.6 million, or 49.5%, from approximately $1.2 million in fiscal year 2024 to approximately $0.6 million in fiscal year 2025, primarily because of the decrease in the number of customers for software development and information technology services by 57.1% from seven customers in fiscal year 2024 to three customers in fiscal year 2025. The average service price we charged customers for such services increased by approximately $31,074, or 17.8%, from $174,402 in fiscal year 2024 to $205,476 in fiscal year 2025. The overall decrease in our revenue from providing software development and information technology services in fiscal year 2025 reflected these combined factors.

Gross Profit

Gross profit is equal to net revenue minus cost of revenues. Our cost of revenues primarily includes subcontract costs, service management and maintenance costs, labor costs and sales taxes. The cost of revenue generally changes as affected by factors including the availability of the external vendors to perform certain auto insurance aftermarket value-added services we outsource to them, subcontract costs, service volume and service mix changes. Our cost of revenue accounted for 91.4%, 89.7%, and 88.1% of our total revenue for the fiscal years 2026, 2025 and 2024, respectively. We expect our cost of revenue to increase as we further expand our operations in the foreseeable future.

Our gross margin was 8.6% for fiscal year 2026, a decrease by 1.7% from the gross margin of 10.3% in fiscal year 2025. Our gross margin was 10.3% for fiscal year 2025, a decrease by 1.6% from the gross margin of 11.9% in fiscal year 2024. Our gross profit and gross margin are affected by sales of different service mix during each reporting period. Our gross margin increases when more revenue comes from our service offerings with lower costs and higher margin, while our gross margin decreases when more revenue comes from service offering with higher costs and lower margin. In fiscal years 2026 and 2025, we earned more revenue from value-added services with higher costs and lower margin. As a result, our total gross margin decreased by 1.7% when comparing the fiscal year 2026 to fiscal year 2025 and our gross margin decreased by 1.6% when comparing the fiscal year 2025 to fiscal year 2024. See detailed discussion under “Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026, 2025 and 2024.”

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to the YSX Operating Companies’ sales personnel, office rental expense, business travel, meals and entertainment expenses, and other sales and marketing activity-related expenses. Our selling expenses accounted for 0.1%, 0.2% and 0.2% of our total revenue for the years ended March 31, 2026, 2025 and 2024, respectively.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, expected credit loss, rent expense, office supply and utility expenses, and professional service expenses. General and administrative expenses were 1.8%, 3.1% and 2.8% of our revenue for the years ended March 31, 2026, 2025 and 2024, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The YSX Operating Companies conduct research and development activities in order to provide software development and information technology services to help customers to optimize their IT software and applications. The research and development expenses primarily consist of salaries, welfare and insurance expenses paid to employees involved in the research and development activities, office rental expenses and other miscellaneous expenses. Research and development expenses were 0.3%, 0.3% and 0.4% of our revenue for the years ended March 31, 2026, 2025 and 2024, respectively. As the YSX Operating Companies continue to enhance their ability to provide more friendly services to satisfy customer demand, we expect the research and development expenses to continue to increase in the foreseeable future.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026, 2025 and 2024

The following table summarizes our operating results as reflected in our statements of income during the fiscal years ended March 31, 2026, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Revenues
Revenue from third-party customers	$60,503,275	72.5%	$51,558,098	72.2%	$46,618,820	79.6%	$8,945,177	17.3%	$4,939,278	10.6%
Revenue from related party customers	22,964,495	27.5%	19,894,638	27.8%	11,927,909	20.4%	3,069,857	15.4%	7,966,729	66.8%
Total revenue	83,467,770	100.0%	71,452,736	100.0%	58,546,729	100.0%	12,015,034	16.8%	12,906,007	22.0%

Cost of revenues
Cost of revenue, third-party customers	76,273,430	91.4%	64,066,148	89.7%	51,583,802	88.1%	12,207,282	19.1%	12,482,346	24.2%
Cost of revenue, related parties	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Total cost of revenue	76,273,430	91.4%	64,066,148	89.7%	51,583,802	88.1%	12,207,282	19.1%	12,482,346	24.2%

Gross profit	7,194,340	8.6%	7,386,588	10.3%	6,962,927	11.9%	(192,248)	(2.6)%	423,661	6.1%

Operating expenses:
Selling expenses	103,933	0.1%	121,681	0.2%	114,300	0.2%	(17,748)	(14.6)%	7,381	6.5%
General and administrative expenses	1,476,653	1.8%	2,225,447	3.1%	1,616,980	2.8%	(748,794)	(33.6)%	608,467	37.6%
Share-based compensation expenses	1,822,597	2.2%	—	0.0%	—	0.0%	1,822,597	100.0%	—	0.0%
Research and development expenses	250,671	0.3%	240,052	0.3%	229,934	0.4%	10,619	4.4%	10,118	4.4%
Total operating expenses	3,653,854	4.4%	2,587,180	3.6%	1,961,214	3.3%	1,066,674	41.2%	625,966	31.9%

Income from operations	3,540,486	4.2%	4,799,408	6.7%	5,001,713	8.5%	(1,258,922)	(26.2)%	(202,305)	(4.0)%

Other income (expenses)
Interest expense	(250,553)	(0.3)%	(159,298)	(0.2)%	(139,752)	(0.2)%	(91,255)	57.3%	(19,546)	14.0%
Interest income	244	0.0%	1,100	0.0%	1,468	0.0%	(856)	(77.8)%	(368)	(25.1)%
Investment income	—	0.0%	20,295	0.0%	33,013	0.0%	(20,295)	(100.0)%	(12,718)	(38.5)%
Other income	499,350	0.6%	65,021	0.1%	218,697	0.4%	434,329	668.0%	(153,676)	(70.3)%
Other non-operating expenses	64,510	0.1%	(27,257)	0.0%	(11,400)	0.0%	91,767	(336.7)%	(15,857)	139.1%
Total other income (expense), net	313,551	0.4%	(100,139)	(0.1)%	102,026	0.2%	413,690	(413.1)%	(202,165)	(198.2)%

Income before income tax provisions	3,854,037	4.6%	4,699,269	6.6%	5,103,739	8.7%	(845,232)	(18.0)%	404,470	(7.9)%

Income tax provision	1,049,179	1.3%	677,421	0.9%	537,771	0.9%	371,758	54.9%	139,650	26.0%

Net income	$2,804,858	3.5%	$4,021,848	5.7%	$4,565,968	7.8%	$(1,216,990)	(30.3)%	$(544,120)	(11.9)%

Revenue

Our total revenue increased by $12,015,034, or 16.8%, to $83,467,770 in fiscal year 2026 from $71,452,736 in fiscal year 2025. The increase in our revenue was primarily because of an increase in our revenue from providing value-added services to customers by approximately $17.4 million or 27.4%, because the YSX Operating Companies obtained more auto insurance aftermarket value-added service contracts from various insurance companies and brokerages and provided an increased volume of auto insurance aftermarket value-added services to auto insurance policy holders in fiscal year 2026 as compared to fiscal year 2025. The average price we charged to customers for providing auto insurance aftermarket value-added services decreased by approximately $0.1, or 1.1%, from fiscal year 2025 to fiscal year 2026 as a result of a change in service mix. On the other hand, our revenue from other scenario-based customized services decreased by approximately $4.8 million, or 64.2%, primarily due to a decrease in number of customers for our services by 72.2%, from 18 customers in fiscal year 2025 to five customers in fiscal year 2026. Our revenue from providing software development and information technology services to customers decreased by approximately $0.6 million, or 91.7%, from approximately $0.6 million in fiscal year 2025 to approximately $51,298 in fiscal year 2026, primarily because the number of customers for software development and information technology services decreased by 66.7% from three customers in fiscal year 2025 to one customer in fiscal year 2026. The overall increase in our revenue in fiscal year 2026 as compared to fiscal year 2025 reflected these combined factors.

Our total revenue increased by $12,906,007, or 22.0%, to $71,452,736 in fiscal year 2025 from $58,546,729 in fiscal year 2024. The increase in our revenue was primarily because of an increase in our revenue from providing value-added services to customers by approximately $17.8 million or 39.1%, because the YSX Operating Companies obtained more auto insurance aftermarket value-added service contracts from various insurance companies and brokerages and provided an increased volume of auto insurance aftermarket value-added services to auto insurance policy holders in fiscal year 2025 as compared to fiscal year 2024. In addition, our average price charged to customers for providing auto insurance aftermarket value-added services increased by approximately $1.4, or 11.7%, from fiscal year 2024 to fiscal year 2025 as a result of a change in service mix. On the other hand, our revenue from other scenario-based customized services decreased by approximately $4.3 million, or 36.8%, since the average service price the YSX Operating Companies charged customers for other scenario-based customized services decreased by approximately 40.3% from fiscal year 2024 to fiscal year 2025. Our revenue from providing software development and information technology services to customers decreased by approximately $0.6 million, or 49.5%, from approximately $1.2 million in fiscal year 2024 to approximately $0.6 million in fiscal year 2025, primarily because the number of customers for software development and information technology services decreased by 57.1% from seven customers in fiscal year 2024 to three customers in fiscal year 2025. The overall increase in our revenue in fiscal year 2025 as compared to fiscal year 2024 reflected these combined factors.

Our revenue by service type is as follows:

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Revenue from auto insurance aftermarket value-added services	$80,752,915	96.7%	$63,398,860	88.7%	$45,561,529	77.8%	$17,354,055	27.4%	$17,837,331	39.1%
Revenue from other scenario-based customized services	2,663,557	3.2%	7,437,448	10.4%	11,764,389	20.1%	(4,773,891)	(64.2)%	(4,326,941)	(36.8)%
Revenue from software development and information technology services	51,298	0.1%	616,428	0.9%	1,220,811	2.1%	(565,130)	(91.7)%	(604,383)	(49.5)%
Total revenue	$83,467,770	100.0%	$71,452,736	100.0%	$58,546,729	100.0%	$12,015,034	16.8%	$12,906,007	22.0%

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

	For the years ended March 31,
				Variances- 2026		Variances- 2025
	2026	2025	2024	compared to 2025		compared to 2024
	Amount	Amount	Amount	Amount	%	Amount	%
Revenue from auto insurance aftermarket value-added services:
Vehicle safety inspection and check services	$3,640,458	$2,464,302	$2,291,332	$1,176,156	47.7%	$172,970	7.5%
Vehicle driving risk screening services	74,409,849	34,589,781	2,588,988	39,820,068	115.1%	32,000,793	1,236.0%
Designated driver and rescuing services	609,436	595,021	529,179	14,415	2.4%	65,842	12.4%
Vehicle maintenance and other value-added services	2,093,172	25,749,756	40,152,030	(23,656,584)	(91.9)%	(14,402,274)	(35.9)%
Total revenue from value-added services	$80,752,915	$63,398,860	$45,561,529	$17,354,055	27.4%	$17,837,331	39.1%

Fiscal year 2026 compared to fiscal year 2025

Total revenue from auto insurance aftermarket value-added services increased by $17,354,055, or 27.4%, from $63,398,860 in fiscal year 2025 to $80,752,915 in fiscal year 2026, primarily due to increased service volume of various value-added services performed by approximately 1,356,854 service calls, or 28.8%, from 4,716,937 service calls in fiscal year 2025 to 6,073,791 service calls in fiscal year 2026. Our average price charged to customers for providing auto insurance aftermarket value-added services only slightly decreased by approximately $0.1, or 1.1%, from fiscal year 2025 as a result of changes in the service mix.

The volume for vehicle driving risk screening services increased by 2,958,909 service calls, or 112.1%, and the related service revenue increased by approximately $39.8 million, or 115.1%, in fiscal year 2026 as compared to fiscal year 2025. Service volume for safety inspection and check services and designated driver and rescuing services also increased by 192,815 service calls and 2,175 service calls, respectively, and related service revenue increased by approximately $1,176,156 and $14,415, respectively, when comparing fiscal year 2026 to fiscal year 2025. However, the service volume for vehicle maintenance related services decreased by 1,797,045 service calls, or 92.9%, in fiscal year 2026 as compared to fiscal year 2025, and as a result, revenue from this service decreased by approximately $23,656,584 or 91.9%. In fiscal year 2026, we obtained more service contracts from insurance brokerages, instead of insurance companies, and our service contracts with insurance brokerages require YSX Operating Companies to provide more vehicle driving risk screening services, safety inspection and check services and designated driver and rescuing services to auto insurance policy holders, than vehicle maintenance related services. Due to the change in our service mix during fiscal year 2026, our revenues from vehicle driving risk screening services, safety inspection and check services and designated driver and rescuing services increased, but revenue from vehicle maintenance related services decreased as compared to fiscal year 2025.

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

The volume for vehicle driving risk screening services increased by 2,552,700 service calls, or 2,978.4%, and the related service revenue increased by approximately $32.0 million, or 1,236.0%, in fiscal year 2025 as compared to fiscal year 2024. Service volume for safety inspection and check services and designated driver and rescuing services also increased by 24,170 service calls and 18,921 service calls, respectively, and related service revenue increased by approximately $172,970 and $65,842, respectively, when comparing fiscal year 2025 to fiscal year 2024. However, the service volume for vehicle maintenance related services decreased by 1,665,446 service calls, or 46.3%, in fiscal year 2025 as compared to fiscal year 2024, and as a result, revenue from this service decreased by $14.4 million or 35.9%. In fiscal year 2025, we obtained more service contracts from insurance brokerages, instead of insurance companies, and our service contracts with insurance brokerages require YSX Operating Companies to provide more vehicle driving risk screening services, safety inspection and check services and designated driver and rescuing services to auto insurance policy holders, than vehicle maintenance related services. Due to the change in our service mix during fiscal year 2025, our revenues from vehicle driving risk screening services, safety inspection and check services and designated driver and rescuing services increased, but revenue from vehicle maintenance related services decreased as compared to fiscal year 2024.

A single insurance company can only offer its own products (whether that could be life insurance, property and casualty, liability, health, commercial policies, workers’ compensation or some combination thereof) at higher prices and, accordingly, gives more back to insurance product consumers in terms of value-added services. An insurance brokerage, on the other hand, can offer insurance coverage from many different insurance companies. This flexibility not only impacts the types of policies a customer can choose but also how affordable those policies are. However, although insurance companies may offer their product consumers in the form of value-added services, such value-added services may be restricted to tailor only the insurance products offered by these insurance companies, which may limit the ability of auto insurance aftermarket value-added service providers, such as the YSX Operating Companies, to expand business operations as rapidly as desired to increase market shares. On the other hand, insurance brokerages can offer more diversified value-added services to insurance policy holders, because these insurance brokerages can offer insurance products from multiple insurance companies. As a result, establishing business cooperation with insurance brokerages may lead to increased value-added service volume than solely cooperation with specific insurance companies. For the fiscal years ended March 31, 2026, 2025 and 2024, approximately 62.3%, 73.4% and 73.0% of the YSX Operating Companies’ auto insurance aftermarket value-added service contracts were obtained from insurance brokerages and only approximately 7.7%, 26.6% and 27.0% of our contracts were obtained from insurance companies, respectively. Because of this business development, we increased our auto insurance aftermarket value-added service volume by providing services to more insurance policy holders located in expanded geographic markets. Specifically, our service contracts with insurance brokerages in fiscal year 2026 and 2025 required us to perform more vehicle driving risk screening services for insurance policy holders. As a result, the total service volume increased by 1.36 million service calls or 28.8%, when comparing fiscal year 2026 to fiscal year 2025, and the total service volume increased by 0.93 million service calls, or 24.6%, in fiscal year 2025 as compared to fiscal year 2024. However, because more auto insurance aftermarket value-added service contracts were obtained from various insurance brokerages to diversify our service mix, although we expanded our market, our average price decreased by $0.1 per service call, or 1.1%, from fiscal year 2025, and our average price increased by $1.4 per service call, or 11.7%, from fiscal year 2024, as a result of changes in our service mix.

The overall increase in our revenue generated from providing auto insurance aftermarket value-added services in fiscal year 2026 and fiscal year 2025 reflected the above combined factors.

For the years ended March 31, 2026, 2025 and 2024, the YSX Operating Companies provided auto insurance aftermarket value-added service to a related party, Guangzhou Dayong Insurance Agency Co., Ltd. (“Dayong”), an entity affiliated with Ms. Qian Zeng, one of the shareholders of Xinjiang YSX, and we reported revenue from a related party of $22,964,495, $19,894,638, and $11,927,909 for the years ended March 31, 2026, 2025 and 2024, respectively. Such revenue accounted for approximately 27.5%, 27.8% and 20.4% of our total revenue for the years ended March 31, 2026, 2025 and 2024, respectively. The auto insurance aftermarket value-added service fees charged to related parties were determined using the same standard we use for our third-party insurance companies and brokerages. The related parties for which the YSX Operating Companies provided value-added services during the years ended March 31, 2026, 2025 and 2024 were located in the provincial geographic areas (primarily in the Guangdong Province) where the YSX Operating Companies are currently conducting business. As we plan to expand the operations to other geographic areas, we expect to provide more auto insurance aftermarket value-added services to a growing number of third-party insurance companies and brokerages and do not expect to continue to derive a substantial amount of value-added service revenue from related parties in future periods.

Revenue from Other Scenario-based Customized Services

Our revenue generated from providing other scenario-based customized services to customers decreased by approximately $4.8 million, or 64.2%, from approximately $7.4 million in fiscal year 2025 to approximately $2.7 million in fiscal year 2026. Our revenue generated from providing other scenario-based customized services to customers decreased by approximately $4.3 million, or 36.8%, from approximately $11.8 million in fiscal year 2024 to approximately $7.4 million in fiscal year 2025. For scenario-based customized services, we utilize our sales and marketing team to provide services for insurance companies, brokerages and other enterprise customers, such as customer development, product or services introduction, sales strategy and skills education, to help customers to post their advertisements through various external social media platforms, and to help customers to plan and organize seasonal on-the-ground sales and promotional campaigns at 4S dealer stores, where insurance products and services are sold to targeted consumers or customer designated locations. In fiscal year 2024, insurance companies and brokerages strengthened their marketing campaigns to target more consumers, and we were engaged by insurance companies and brokerages to post their ads through various social media platforms such as Douyin and WeChat, etc. Starting from the second half of fiscal year 2025, insurance companies and brokerages reduced their marketing campaigns to target more consumers, and our engagement by insurance companies and brokerages to post their ads through various social media platforms also decreased in fiscal year 2025 and in fiscal year 2026. The average service price the YSX Operating Companies charged customers for such services decreased by approximately $278,831 per customer or 40.3%, from fiscal year 2024 to fiscal year 2025. This led to a decrease in our revenue from scenario-based customized services by $4.3 million, or 36.8%, when comparing fiscal year 2025 to fiscal year 2024. In fiscal year 2026, the decrease in our revenue from scenario-based customized services was primarily driven by a decrease in the number of customers for our services, which decreased from 18 customers in fiscal year 2025 to 5 customers in fiscal year 2026. Our average service fees charged to customers for scenario-based customized services increased by $119,519, or 28.9%, from $413,192 per customer in fiscal year 2025 to $532,711 per customer in fiscal year 2026 because the five customers we had in fiscal year 2026 required much larger and more complex projects than the customers in fiscal year 2025. A broader scope of customization enabled us to charge higher price per contract in fiscal year 2026 than we did in fiscal year 2025. The overall decrease in our revenue from scenario-based customized services in fiscal year 2026 reflected the above combined factors.

Revenue from Software Development and Information Technology Services

Our revenue from providing software development and information technology services to customers decreased by approximately $0.6 million, or 91.7%, from approximately $0.6 million in fiscal year 2025 to approximately $51,298 in fiscal year 2026, primarily because of the decrease in the number of customers for software development and information technology services by 66.7% from three customers in fiscal year 2025 to one customer in fiscal year 2026. The average service price we charged customers for such services also decreased by approximately $154,178, or 75.0%, from $205,476 per customer in fiscal year 2025 to $51,298 per customer in fiscal year 2026. The overall decrease in our revenue from providing software development and information technology services in fiscal year 2026 reflected these combined factors.

Our revenue from providing software development and information technology services to customers decreased by approximately $0.6 million, or 49.5%, from approximately $1.2 million in fiscal year 2024 to approximately $0.6 million in fiscal year 2025, primarily because of the decrease in the number of customers for software development and information technology services by 57.1% from seven customers in fiscal year 2024 to three customers in fiscal year 2025. The average service price we charged customers for such services increased by approximately $31,074, or 17.8%, from $174,402 in fiscal year 2024 to $205,476 in fiscal year 2025. The overall decrease in our revenue from providing software development and information technology services in fiscal year 2025 reflected these combined factors.

Cost of Revenue

Our cost of revenues primarily includes subcontract costs, service management and maintenance costs, labor costs and sales taxes. The cost of revenue is generally affected by various factors, including the availability of the third-parties vendors to perform certain auto insurance aftermarket value-added services, subcontract costs, service volume and service mix changes.

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Cost of revenue from auto insurance aftermarket value-added services	$73,849,597	96.8%	$57,116,307	89.2%	$40,634,065	78.8%	$16,733,283	29.3%	$16,482,242	40.6%
Cost of revenue from other scenario-based customized services	2,379,042	3.1%	6,481,279	10.1%	10,028,326	19.4%	(4,102,230)	(63.3)%	(3,547,047)	(35.4)%
Cost of revenue from software development and information technology services	44,791	0.1%	468,562	0.7%	921,411	1.8%	(423,771)	(90.4)%	(452,849)	(49.1)%
Total cost of revenue	$76,273,430	100.0%	$64,066,148	100.0%	$51,583,802	100.0%	$12,207,282	19.1%	$12,482,346	24.2%

The following table further breakdown the component of our cost of revenue for the fiscal years ended March 31, 2026, 2025 and 2024:

	For the years ended March 31,
				Variances - 2026		Variances - 2025
	2026	2025	2024	compared to 2025		compared to 2024
	Amount	Amount	Amount	Amount	%	Amount	%
Subcontract costs associated with value-added services
Vehicle safety inspection and check services	$3,276,635	$2,218,577	$1,637,886	$1,058,058	47.7%	$580,691	35.5%
Vehicle driving risk screening services	68,093,378	31,154,655	2,298,127	36,938,723	118.6%	28,856,528	1,255.7%
Designated driver and rescuing services	548,492	535,519	424,866	12,973	2.4%	110,653	26.0%
Vehicle maintenance services	1,662,051	22,992,450	36,115,491	(21,330,399)	(92.8)%	(13,123,041)	(36.3)%
Subcontract costs associated with marketing and promotion services	2,405,364	6,477,434	9,934,139	(4,072,070)	(62.9)%	(3,456,705)	(34.8)%
Subcontract costs associated with IT consulting services	17,295	468,243	995,858	(450,948)	(96.3)%	(527,615)	(53.0)%
Subtotal of subcontract costs	76,003,215	63,846,878	51,406,367	12,156,337	19.0%	12,440,511	24.2%
Service management and maintenance costs	233,905	169,860	132,578	64,045	37.7%	37,282	28.1%
Labor cost	—	12,471	12,582	(12,471)	(100.0)%	(111)	(0.9)%
Sales taxes	36,310	36,939	32,275	(629)	(1.7)%	4,664	14.4%
Total cost of revenues	$76,273,430	$64,066,148	$51,583,802	$12,207,282	19.1%	$12,482,346	24.2%

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

For the years ended March 31, 2026, 2025 and 2024, our auto insurance aftermarket value-added insurance service tasks were outsourced to external services providers that serve as our sub-contractors providing such services.

Our cost of revenues increased by $12,207,282, or 19.1%, from $64,066,148 in fiscal year 2025 to $76,273,430 in fiscal year 2026, primarily due to the increased subcontract costs associated with our value-added services as a result of the service volume of vehicle driving risk screening, vehicle safety inspection and check services, and substitute driver and rescuing services, with service calls increasing by 1.36 million, or 28.8%, from fiscal year 2025 to fiscal year 2026. As a result of an increase in service volume, we engaged more external vendors to serve as our subcontractors, which led to significant increase in our subcontract costs. On the other hand, due to decreased demand for our other scenario-based customized services and software development and information technology services, our subcontract costs associated with these two business lines decreased by approximately $4.1 million and $0.5 million, respectively, in fiscal year 2026 as compared to fiscal year 2025.

Our cost of revenues increased by $12,482,346, or 24.2%, from $51,583,802 in fiscal year 2024 to $64,066,148 in fiscal year 2025, primarily due to the increased subcontract costs associated with our value-added services as a result of the service volume of vehicle driving risk screening, car towing, vehicle inspection and maintenance services, with service calls increasing by 0.93 million, or 24.6%, from fiscal year 2024 to fiscal year 2025. As a result of an increase in service volume, we engaged more external vendors to serve as our subcontractors which led to significant increase in our subcontract costs. On the other hand, due to decreased demand for our other scenario-based customized services and software development and information technology services, our subcontract costs associated with these two business lines decreased by approximately $3.5 million and $0.5 million, respectively, in fiscal year 2025 as compared to fiscal year 2024.

Gross profit

Our gross profit decreased by $192,248, or 2.6%, from $7,386,588 in fiscal year 2025 to $7,194,340 in fiscal year 2026. Our gross margin decreased by 1.7% from 10.3% in fiscal year 2025 to 8.6% in fiscal year 2026. Our gross profit and gross margin were affected by changes in average service price we charge our customers for our services, changes in our subcontract costs with various external vendors who performed our outsourced services, and changes in service volume and different service mix during each reporting period. The decrease in our gross profit and gross margin was primarily attributable to the decrease in revenue from scenario-based customized services and software development and information technology services when number of customers for such services decreased by 72.2% and 66.7%, respectively, when comparing fiscal year 2026 to fiscal year 2025. Gross profit and gross margin from these two business lines normally has higher margin than our value-added services business line because the average service fee we charge to customers are higher than the fees we charge to customers for value-added services. In fiscal year 2026, due to change in service mix, the average service price that the YSX Operating Companies charged to customers for providing value-added services also decreased by 1.1% as discussed above. In fiscal year 2026, we earned more revenue from services with higher costs and lower margin than we did in fiscal year 2025. These factors led to the decrease in our gross profit by $192,248 and decrease in gross margin by 1.7% in fiscal year 2026 as compared to fiscal year 2025.

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

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended March 31, 2026, 2025 and 2024:

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Total revenue	$83,467,770	100.0%	$71,452,736	100.0%	$58,546,729	100.0%	$12,015,034	16.8%	$12,906,007	22.0%
Operating expenses:
Selling expenses	103,933	0.1%	121,681	0.2%	114,300	0.2%	(17,748)	(14.6)%	7,381	6.5%
General and administrative expenses	1,476,653	1.8%	2,225,447	3.1%	1,616,980	2.8%	(748,794)	(33.6)%	608,467	37.6%
Share-based compensation expenses	1,822,597	2.2%	—	0.0%	—	0.0%	1,822,597	100.0%	—	0.0%
Research and development expenses	250,671	0.3%	240,052	0.3%	229,934	0.4%	10,619	4.4%	10,118	4.4%
Total operating expenses	$3,653,854	4.4%	$2,587,180	3.6%	1,961,214	3.3%	$1,066,674	41.2%	$625,966	31.9%

Selling expenses

Our selling expenses primarily include salary and employee benefit expenses paid to our sales personnel, office rental expense, business travel, meals and entertainment expense and other sales promotion and marketing activities related expenses.

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Salary and welfare expenses to sales personnel	$90,287	86.9%	$96,705	79.5%	$89,209	78.0%	$(6,418)	(6.6)%	$7,496	8.4%
Office rent expense	8,738	8.4%	24,976	20.5%	24,767	21.7%	(16,238)	(65.0)%	209	0.8%
Travel, meals and entertainment expenses	—	0.0%	—	0.0%	271	0.2%	—	0.0%	(271)	(100.0)%
Other selling expenses	4,908	4.7%	—	0.0%	53	0.1%	4,908	100.0%	(53)	(100.0)%
Total selling expenses	$103,933	100.0%	$121,681	100.0%	$114,300	100.0%	$(17,748)	(14.6)%	$7,381	6.5%

Our selling expenses decreased by $17,748, or 14.6%, from $121,681 in fiscal year 2025 to $103,933 for fiscal year 2026, primarily attributable to the decrease office rent expense by $16,238 or 65.0%, from $24,976 in fiscal year 2025 to $8,738 in fiscal year 2026 due to relocating the office of YSX Network to a new office location which lowered down the office lease expense in fiscal year 2026.

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

As a percentage of revenues, selling expenses were 0.1%, 0.2% and 0.2% of our total revenues for the years ended March 31, 2026, 2025 and 2024, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, bad debt expenses, depreciation and amortization, rent expenses, office supply and utility expenses and professional service and consulting expenses.

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Salary and welfare expenses	$470,872	31.9%	$367,775	16.5%	$351,278	21.7%	$103,097	28.0%	$16,497	4.7%
Professional and consulting expenses	635,799	43.2%	1,276,664	57.5%	1,158,300	71.6%	(640,865)	(50.2)%	118,364	10.2%
Bad debt expenses (recovery)	72,956	4.9%	280,787	12.6%	(137,831)	(8.5)%	(207,831)	(74.0)%	418,618	(303.7)%
Rent and property management expense	105,914	7.2%	89,022	4.0%	79,585	4.9%	16,892	19.0%	9,437	11.9%
Depreciation and amortization expenses	16,648	1.1%	7,784	0.3%	8,168	0.5%	8,864	113.9%	(384)	(4.7)%
Office expenses	104,062	7.0%	84,159	3.8%	94,608	5.9%	19,903	23.6%	(10,449)	(11.0)%
Entertainment and transportation expenses	68,443	4.6%	118,492	5.3%	62,543	3.9%	(50,049)	(42.2)%	55,949	89.5%
Other expenses	1,959	0.1%	764	0.0%	329	0.0%	1,195	156.4%	435	132.2%
Total general and administrative expenses	1,476,653	100.0%	2,225,447	100.0%	$1,616,980	100.0%	$(748,794)	(33.6)%	$608,467	37.6%

Our general and administrative expenses decreased by $748,794, or 33.6%, from $2,225,447 in fiscal year 2025 to $1,476,653 in fiscal year 2026, primarily attributable to (i) our professional and consulting service fees that decreased significantly by $640,865, or approximately 50.2%, from $1,276,664 in fiscal year 2025 to $635,799 in fiscal year 2026, mainly because we completed the IPO in December 2024 and our professional expenses paid to third-party professionals for related services decreased in fiscal year 2026; (ii) our salaries, welfare expenses and insurance expenses paid to administrative employees increased by $103,097, or 28.0%, because the number of our administrative employees increased in fiscal year 2026; (iii) the amount of expected credit loss expenses decreased by $207,831, or 74.0%, from $280,787 in fiscal year 2025 to $72,956 in fiscal year 2026. We generally extend our customers a credit term of 90 days. Based on our management’s assessment of the collectability of our outstanding accounts receivable, a higher amount of credit loss expense was accrued in fiscal year 2025 based on the assessment of the collectability of our outstanding accounts receivable balance as of March 31, 2025. In fiscal year 2026, we accrued a lower amount of expected credit loss expense than we did in fiscal year 2025; (iv) our office rent expense increased by $16,892, or 19.0%, from $89,022 in fiscal year 2025, to $105,914 in fiscal year 2026, and our office expense also increased by $19,903 or 23.6%, because the YSX Operating Companies relocated their offices in Guangzhou City to a new location, and related office rent expense and office expenses increased in fiscal year 2026 as compared to fiscal year 2025; and (v) our entertainment and transportation expenses decreased by $50,049, or 42.2%, from $118,492 in fiscal year 2025 to $68,443 in fiscal year 2026, primarily due to reduced business travel by our administrative employees during fiscal year 2026. The overall decrease in our general and administrative expenses in fiscal year 2026 as compared to fiscal year 2025 reflected the above-mentioned factors combined.

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

As a percentage of revenues, general and administrative expenses were 1.8%, 3.1% and 2.8% of our revenue for the years ended March 31, 2026, 2025 and 2024, respectively.

Share-based Compensation Expenses

Share-based compensation expenses increased by $1,822,597, or 100%, from nil in fiscal year 2025 to $1,822,597 in fiscal year 2026.

The Company has granted share-based payment awards, including restricted stock awards (“RSAs”), to employees and non-employee consultants pursuant to the 2025 Equity Incentive Plan. During the fiscal year ended March 31, 2026, the Company executed two primary grants: (i) on July 31, 2025, the Company granted an aggregate of 1,665,000 restricted Class A ordinary shares to eight (8) consultants for professional services rendered, at a nominal par value of $0.0001 per share. Of this amount, 210,000 restricted Class A ordinary shares vested immediately upon grant in respect of historical services rendered by two consultants, with a grant-date fair value of $3.00 per Class A ordinary share, and the remaining 1,455,000 restricted Class A ordinary shares shall vest pursuant to a four-year graded vesting schedule; and (ii) on September 30, 2025, the Company granted an aggregate of 2,780,000 restricted Class A ordinary shares to eleven (11) employees for services to be rendered over a four-year service period, at a nominal par value of $0.0001 per share, with a grant-date fair value of $2.72 per Class A ordinary share.

For the 210,000 restricted shares that vested immediately on the grant date of July 31, 2025, the full grant-date fair value of $630,000 was recognized as compensation expense on the date of grant, as no future service period was required. For the remaining 4,235,000 shares containing service-only graded vesting conditions across eight semi-annual installments, the Company has elected a single-option accounting policy under ASC 718-20-35-3 to recognize total stock compensation costs using the graded vesting attribution method over the entire 4-year requisite service lifecycle. Stock-based compensation expense is adjusted for actual forfeitures as they occur. For the fiscal year ended March 31, 2026, the Company recognized $1,822,597 in stock-based compensation expense within the accompanying Consolidated Statement of Income and Comprehensive Income. There was no such expenses in fiscal year 2025 and 2024.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities associated with our IT platform, rent expenses and other miscellaneous expenses.

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Salary and welfare expenses	$200,061	79.8%	$184,243	76.8%	$173,216	75.3%	$15,818	8.6%	$11,027	6.4%
Rent expenses	24,444	9.8%	38,393	16.0%	39,504	17.2%	(13,949)	(36.3)%	(1,111)	(2.8)%
Other expenses	26,166	10.4%	17,416	7.2%	17,214	7.5%	8,750	50.2%	202	1.2%
Total research and development expenses	$250,671	100.0%	$240,052	100.0%	$229,934	100.0%	$10,619	4.4%	$10,118	4.4%

Our research and development activities primarily related to software development in order to provide IT solutions to help customers to optimize their data management system and mobile app.

Research and development expenses increased by $10,619, or 4.4%, from $240,052 for the fiscal year 2025 to $250,671 for the fiscal year 2026, primarily due to increased salary and welfare expenses paid to our research and development personnel by $15,818, or 8.6%.

Research and development expenses increased by $10,118, or 4.4%, from $229,934 for the fiscal year 2024 to $240,052 for the fiscal year 2025, primarily due to increased salary and welfare expenses paid to our research and development personnel by $11,027, or 6.4%.

As a percentage of revenues, research and development expenses were 0.3%, 0.3% and 0.4% of our revenue for the years ended March 31, 2026, 2025 and 2024, respectively.

Other income (expenses), net

Other income (expenses) primarily included interest income, interest expenses, investment income, and other non-operating income or expenses.

	For the years ended March 31,
							Variance - 2026		Variance - 2025
	2026		2025		2024		compared to 2025		compared to 2024
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Interest expenses	$(250,553)	(79.9)%	$(159,298)	159.1%	$(139,752)	(137.0)%	$(91,255)	57.3%	$(19,546)	14.0%
Interest income	244	0.1%	1,100	(1.1)%	1,468	1.4%	(856)	(77.8)%	(368)	(25.1)%
Investment income	—	0.0%	20,295	(20.3)%	33,013	32.4%	(20,295)	(100.0)%	(12,718)	(38.5)%
Other income	499,350	159.2%	65,021	(64.9)%	218,697	214.4%	434,329	668.0%	(153,676)	(70.3)%
Other non-operating expenses	64,510	20.6%	(27,257)	27.2%	(11,400)	(11.2)%	91,767	(336.7)%	(15,857)	139.1%
Total other income (expenses), net	$313,551	100.0%	$(100,139)	100.0%	$102,026	100.0%	$413,690	(413.1)%	$(202,165)	(198.2)%

Total net other income increased by $413,690, from net other expenses of $100,139 in fiscal year 2025 to net other income of $313,551 in fiscal year 2026. The increase was mainly because our other income increased by $434,329 or 668.0%, from $65,021 in fiscal year 2025 to $499,350 in fiscal year 2026. The increase in other income was primarily driven by a $446,598 service settlement with a third-party professional service provider who provided professional services to the Company prior to the completion of its IPO in December 2024. This settlement represents the recovery and reversal of certain professional fees that were previously expensed in the prior fiscal year. Management does not expect similar recoveries in future periods. Such increase was partially offset by an increase in interest expense. Our interest expense, which increased by $91,255, or 57.3%, from $159,298 in fiscal year 2025 to $250,553 in fiscal year 2026, mainly due to an increase in the total debt borrowing balance as of March 31, 2026 as compared to March 31, 2025. The overall increase in our net other income in fiscal year 2026 reflected these combined factors.

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

Provision for Income Taxes

Our income tax provision increased by $371,758 or 54.9%, from $677,421 in fiscal year 2025 to $1,049,179 in fiscal year 2026. Our income tax provision increased by $139,650, or 26.0%, from $537,771 in fiscal year 2024 to $677,421 in fiscal year 2025, primarily due to our increased taxable income. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are normally subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. Our VIE entity Xinjiang YSX and its subsidiary Chuangzhan are all incorporated in Kashi city of Xinjiang Uygur Autonomous Region, where tax reduction and exemption policies were adopted and promulgated by local government to grant qualified enterprises enterprise income tax exemption for the first five years and a reduced corporate income tax of 10% to 15% thereafter, as an incentive to attract enterprises to establish their business operations in such region and to stimulate local economic development. As a result, Xinjiang YSX is subject to 15% income tax rate starting from January 2021, and Chuangzhan is entitled to income tax exemption from 2021 to 2025 and has been subject to 15% income tax rate starting from January 2026. In addition, EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Our another VIE, Xihang, was approved as a HNTE on December 20, 2021 and was entitled to a reduced income tax rate of 15% with a term of three years. Xihang filed an application with the local tax authority in December 2024 to renew its HNTE certificate, which was approved in December 2025. In addition, Xinjiang YSX’s subsidiary, YSX Network, is located in Guangzhou city of Guangdong province, also was approved as a HNTE in December 2025 and is subject to a favorable income tax rate of 15% for three years.

As a result of the above, the Company’s corporate income taxes for the years ended March 31, 2026, 2025 and 2024 were reported at a blended reduced rate. The impact of the tax holidays and exemptions noted above decreased PRC corporate income taxes by $510,152, $497,396 and $413,403 for the years ended March 31, 2026, 2025 and 2024, respectively. The benefit of the tax holidays on net income per share (basic and diluted) of $0.03, $0.02 and $0.02 for the years ended March 31, 2026, 2025 and 2024, respectively.

Net Income

As a result of the foregoing, we reported a net income of $2,804,858 for the fiscal year ended March 31, 2026, representing a $1,216,990 decrease from the net income of $4,021,848 for the fiscal year ended March 31, 2025.

As a result of the foregoing, we reported a net income of $4,021,848 for the fiscal year ended March 31, 2025, representing a $544,120 decrease from the net income of $4,565,968 for the fiscal year ended March 31, 2024.

B. Liquidity and Capital Resources

Cash Flows

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of March 31, 2026 and as of the date of this annual report. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of the VIEs. The ability of our PRC subsidiary and the VIEs to transfer funds to us in the form of loans or advances or cash dividends is materially restricted by regulatory provisions in accordance with laws and regulations in the PRC. Our ability to pay dividends is primarily dependent on our receiving distributions of funds from our PRC subsidiary and the VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by YSX WFOE, the VIEs and the subsidiaries of the VIEs (collectively “YSX PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

For the Fiscal Years Ended March 31, 2026 Compared to the Year Ended March 31, 2025

As of March 31, 2026 and as of the date of this annual report, there were no cash transfers among our Cayman Islands holding company and our subsidiary and the VIEs in the PRC in terms of loans or advances or cash dividends. Funds were transferred among the VIEs and their subsidiaries, or YSX PRC Entities, as intercompany loans, and used for working capital purposes and amounted to approximately $6.4 million and approximately $2.5 million during the fiscal years ended March 31, 2026 and 2025, respectively.

As of March 31, 2026, we had $5,889,033 in cash and cash on hand as compared to $7,105,085 as of March 31, 2025.

As of March 31, 2026, we had $24,579,776 in net accounts receivable from third-party customers and accounts receivable of $18,674,421 from related party customers. Our accounts receivable primarily included balances due from customers (including insurance companies and brokerages and other customers) for our services rendered, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Approximately 67.5% of the March 31, 2025 gross accounts receivable balance has been collected. Approximately $8.1 million, or 31.8%, of the March 31, 2026 gross accounts receivable balance has been subsequently collected and the remaining balance is expected to be collected by the end of August 2026.

The elevated and growing accounts receivable balance is attributable to several compounding factors. First, revenue grew from approximately $58.5 million for the fiscal year ended March 31, 2024 to approximately $83.5 million for the fiscal year ended March 31, 2026, representing a compound annual growth rate of approximately 19.4%, and receivables expanded proportionately with that revenue growth within our standard credit terms of 30 to 90 days. Second, receivables from our related party, Guangzhou Dayong Insurance Agency Co., Ltd. (“Dayong”), increased significantly from approximately $2.9 million as of March 31, 2024 to approximately $18.7 million as of March 31, 2026; however, all Dayong receivables have historically been collected in full, and approximately 44.9% of the Dayong balance outstanding as of March 31, 2026 had already been received as of the date of this annual report. Third, our service mix shifted materially toward vehicle driving risk screening services, which experienced revenue growth of approximately 115% for the fiscal year ended March 31, 2026 and which carry longer settlement cycles with enterprise customers, thereby further extending the average collection period.

The allowance for credit losses as a percentage of gross accounts receivable was 3.08% as of March 31, 2026, compared to 4.01% as of March 31, 2024, reflecting an improving credit quality trend. Of the total receivables outstanding as of March 31, 2026, approximately 87.8% were outstanding for six months or less and only approximately 3% were aged beyond one year, which management considers to reflect a healthy overall aging structure.

Our collection procedures include a 30-day pre-maturity reminder notice, followed by a formal written demand letter upon expiration of the applicable credit term, suspension of services for non-paying customers, and, where necessary, legal recovery proceedings. Credit losses are provisioned in full under the current expected credit loss model prescribed by ASC 326, Total credit loss expense for the fiscal year ended March 31, 2026 was $72,956, a decrease of approximately 74% year-over-year, which management views as indicative of manageable credit risk. We also monitor post-period collections on an ongoing basis: as of March 31, 2023, 97.9% of that year-end balance had been collected; as of March 31, 2024, 67.5% had been collected; and as of the date of this annual report, approximately 31.8% of the March 31, 2026 year-end third-party balance had already been collected within approximately four months of year-end. All receivables from Dayong, a related party, carry a historical collection rate of 100%, and management expects the remaining balance to be settled in full by August 2026.

The following table summarizes the Company’s outstanding gross accounts receivable and subsequent collection by aging bucket:

	Balance as of		% of
	March 31,	Subsequent	subsequent
Accounts receivable by aging bucket	2026	collection	collection
Less than 6 months	$22,255,955	$5,542,407	24.9%
From 7 to 9 months	2,362,255	2,362,255	100.0%
From 10 to 12 months	—	—	0.0%
Over 1 year	742,174	152,602	20.6%
Total gross accounts receivable	$25,360,384	$8,057,264	31.8%

	Balance as of		% of
	March 31,	Subsequent	subsequent
Accounts receivable by aging bucket	2025	collection	collection
Less than 6 months	$17,650,236	$12,331,018	69.9%
From 7 to 9 months	18,586	—	0.0%
From 10 to 12 months	—	—	0.0%
Over 1 year	590,927	—	0.0%
Total gross accounts receivable	$18,259,749	$12,331,018	67.5%

All of our accounts receivable balances from related party customers as of March 31, 2025 have been collected. For the March 31, 2026 accounts receivable from related parties, approximately 44.9% of the balance has been collected as of the date of this report and the remaining balance is expected to be collected by the end of August 2026.

As of March 31, 2026, we had advances to vendors of $5,020,775. Advance to vendors represents the balance paid to various vendors for performing the car wash, car towing and car inspection services that the Company outsources to them, and such services have not been completed as of the balance sheet dates. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of March 31, 2026, there was no allowance recorded, as the Company considers all of the advance to vendors balance fully realizable. For the advances to vendors balance as of March 31, 2026, approximately $2.5 million or 49.9% has been realized when the vendors rendered the value-added services for the Company, and the remaining balance is expected to be realized by the end of September 2026.

As of March 31, 2026, we had outstanding accounts payable (“AP”) of $7,317,603 representing balance due to suppliers for outsourcing services. We also had outstanding debt of approximately $8.0 million borrowed from PRC financial institutions as working capital (including short-term loans of $6,229,342, current portion of long-term loans of $159,467, and long-term bank loans of $1,601,914). We expected that we will be able to renew all of our existing bank loans or loans payable upon their maturity based on past experience and our good credit history.

As of March 31, 2026, we had taxes payable of $4,486,926, due to our increased taxable income. We expect to settle our current tax liabilities with local tax authorities within next one year.

The balance due to a related party was $175,785 as of March 31, 2026, representing borrowing from our shareholders for working capital purposes during our normal course of business. Such advance was non-interest bearing and due on demand.

As of March 31, 2026, our working capital balance amounted to approximately $34.8 million.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and operating cash flows, borrowings from banks and from related parties will be sufficient to meet our working capital needs in the next 12 months from the date of issuance of our consolidated financial statements.

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

As of March 31, 2025, we had outstanding AP of $2,258,129 representing a balance due to suppliers for outsourcing services. We also had outstanding debt of approximately $6.0 million borrowed from PRC financial institutions as working capital (including short-term loans of $4,131,354, current portion of long-term loans of $578,775, and long-term bank loans of $1,281,574). We expect that we would be able to renew all of our existing bank loans or loans payable upon their maturity based on past experience and our good credit history.

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

Comparison of Cash Flows for the Fiscal Year Ended March 31, 2026, 2025 and 2024

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended March 31,
	2026	2025	2024
Net cash used in operating activities	$(2,685,630)	$(6,489,483)	$(693,959)
Net cash (used in) provided by investing activities	(88,716)	1,937,084	(228,183)
Net cash provided by financing activities	1,672,768	7,249,130	1,990,753
Effect of exchange rate change on cash	(114,474)	124,560	(171,203)
Net (decrease) increase in cash	(1,216,052)	2,821,291	897,408
Cash, beginning of year	7,105,085	4,283,794	3,386,386
Cash, end of year	$5,889,033	$7,105,085	$4,283,794

Operating Activities

Net cash used in operating activities amounted to $2,685,630 for the fiscal year ended March 31, 2026, which primarily consisted of the following:

●	Net income of $2,804,858 for the fiscal year 2026.
●	An increase in accounts receivable from third-party customers of $5,975,272 and an increase in accounts receivable from related party customers of $12,641,032. Approximately 31.8% of the March 31, 2026 accounts receivable balance has been subsequently collected and approximately 44.9% of the March 31, 2026 accounts receivable from related party customers have been fully collected as of the date of this report. The remaining balance of March 31, 2026 outstanding accounts receivable balance is expected to be collected by the end of August 2026.
●	A decrease in advances to vendors of $4,729,066. We made payment to various vendors for performing the auto insurance value-added services and other scenario-based customized services. The decrease in advances to vendors balance was because external vendors have rendered related services and such prepayment has been recognized as our costs of revenue during the year. As of March 31, 2026, we had advances to vendors of $5,020,775. Approximately $2.5 million, or 49.9%, of the March 31, 2026 balance has been realized when the vendors rendered the value-added services for the Company, and the remaining balance is expected to be realized by the end of September 2026.
●	An increase in accounts payable of $4,800,769 from third-party suppliers, because we have not received the invoice from suppliers and have not settled such amount with suppliers as of the balance sheet date.
●	An increase in taxes payable of $1,011,969, primarily due to our increased taxable income from the YSX Operating Companies.

Net cash used in operating activities amounted to $6,489,483 for the fiscal year ended March 31, 2025, which primarily consisted of the following:

●	Net income of $4,021,848 for the fiscal year 2025.
●	An increase in accounts receivable from third-party customers of $8,808,278 and an increase in accounts receivable from related party customers of $2,537,631. Approximately 67.5% of the March 31, 2025 accounts receivable balance has been subsequently collected as of the date of this annual report and the remaining balance is expected to be collected by the end of August 2025. The March 31, 2025 accounts receivable from related party customers have been fully collected as of the date of this report.
●	An increase in accounts payable of $744,481 from third-party suppliers, because we have not received the invoice from suppliers and have not settled such amount with suppliers as of the balance sheet date.

●	An increase in advances to vendors of $1,324,078 because increased the payment to various vendors for performing the car wash, car towing, and car maintenance services as we expanded our business in fiscal year 2025. Approximately 95.6% of the March 31, 2025 outstanding balance of advances to vendors has been realized when our outsourced services have been performed by these vendors, and the remaining balance is expected to be realized by the end of September 2025.
●	An increase in taxes payable of $711,429, primarily due to our increased taxable income.

Net cash used in operating activities amounted to $693,959 for the fiscal year ended March 31, 2024, which primarily consisted of the following:

●	Net income of $4,565,968 for the fiscal year 2024.
●	An increase in accounts receivable from third-party customers of $2,935,120 and an increase in accounts receivable from related party customers of $1,990,880. Approximately 97.9% of the March 31, 2024 accounts receivable balance has been collected by the end of August 2024. The March 31, 2024 accounts receivable from related party customers have been fully collected.
●	An increase in accounts payable of $545,898 from third-party suppliers, because we have not received the invoice from suppliers and have not settled such amount with suppliers as of the balance sheet date.
●	An increase in advance to vendors of $1,472,674 because increased the payment to various vendors for performing the car wash, car towing, and car maintenance services as we expanded our business in fiscal year 2024. The March 31, 2024 outstanding balance of advance to vendors has been fully realized when our outsourced services have been performed by these vendors by the end of September 2024.

Investing Activities

Net cash used in investing activities amounted to $88,716 for the fiscal year ended March 31, 2026, primarily consisting of purchase of property and equipment of $88,716.

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

Financing Activities

Net cash provided by financing activities amounted to $1,672,768 for the year ended March 31, 2026, primarily consisting of i) proceeds of $5,913,252 from short-term bank loans borrowed by the YSX Operating Companies from PRC banks and repayment of $4,083,932 of such short-term bank loans upon loan maturities, ii) proceeds of $422,476 from long-term bank loans borrowed by the YSX Operating Companies from the PRC banks and repayment of $612,590 of such long-term bank loans upon loan maturities, iii) proceeds from borrowing from related parties of $33,562.

Net cash provided by financing activities amounted to $7,249,130 for the year ended March 31, 2025, primarily consisting of i) proceeds of $4,989,677 from short-term bank loans borrowed by the YSX Operating Companies from PRC banks and repayment of $2,399,922 of such short-term bank loans upon loan maturities, ii) proceeds of $1,385,636 from long-term bank loans borrowed by the YSX Operating Companies from the PRC banks and repayment of $138,564 of such long-term bank loans upon loan maturities, iii) repayment of a related party long-term loan of $1,385,636 by the YSX Operating Companies, iv) repayment of other borrowings from related parties of $275,627 and v) net proceeds of $5,073,566 received from issuance of Class A Ordinary Shares in the IPO in December 2024.

Net cash provided by financing activities amounted to $1,990,753 for the year ended March 31, 2024, primarily consisting of i) proceeds of $8,343,003 from short-term bank loans borrowed by the YSX Operating Companies from PRC banks and repayment of $7,110,005 of such short-term bank loans upon loan maturities, ii) proceeds of $698,978 from long-term bank loans borrowed by the YSX Operating Companies from the PRC banks and repayment of $657,039 of such long-term bank loans, iii) proceeds of $1,397,956 from a long-term loan borrowed by the YSX Operating Companies from a related party and repayment of $838,774 of such related party long-term loan, iv) proceeds of $275,736 from borrowing from related parties and v) payment for IPO costs of $119,102.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended March 31, 2026, 2025 and 2024, we did not have any material legal claims or litigation that, individually or in the aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of March 31, 2026, we had the following contractual obligations:

	Total	Less than 1 year	1-3 years	3-5 years
Repayment of short-term loans	$6,229,342	$6,229,342	$—	$—
Repayment of long-term loans	1,761,381	159,467	1,601,914	—
Operating lease obligations	294,702	75,409	133,029	86,264
Total	$8,285,425	$6,464,218	$1,734,943	$86,264
(1)

As of March 31, 2026, we borrowed a total of $7,990,723 in loans from PRC banks and financial institutions for working capital (including short-term loans of $6,229,342 current portion of long-term loans of $159,467 and a long-term loan of $1,601,914) (see Note 6).

(2)

The Company leases office spaces from third parties under a non-cancelable operating lease. Lease expense for the years ended March 31, 2026, 2025 and 2024 was $101,824, $89,735 and $76,590, respectively.

As of March 31, 2026, maturities of operating lease liabilities were as follows:

Year ending March 31,	Amounts
2027	$79,731
2028	72,398
2029	73,413
2030	73,413
2031	21,314

Total	320,269
Less: imputed interest	(25,567)
Total operating lease liabilities	$294,702

Guarantees

							Amount of
						Financial	bank loans
			Maximum			institution	guaranteed as
	Guarantee (party		guarantee	Guarantee	Guarantee	issuing	of March 31,
Guarantor	being guaranteed)	Relationship	amount	starting date	expiration date	loans	2026
Xingjiang YSX	Tanbao Network Technology (Guangzhou) Co., Ltd. (borrower)	Third-party customer of the Company	$1,449,696	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,249,638
Xingjiang YSX	Guangzhou Zhuohang Information Technology Co., Ltd. (borrower)	Third-party customer of the Company	$1,449,696	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,232,241

As of March 31, 2026, Xinjiang YSX held several guarantee agreements with PRC banks to provide credit guarantee of approximately $2.5 million (RMB 17.12 million) in bank loans that two unrelated parties borrowed from the banks, including:

(1).In connection with the RMB 8.62 million (approximately $1,249,638) loan that third-party customer Tanbao Network Technology (Guangzhou) Co., Ltd. (“Tanbao Technology”) borrowed from Bank of China (“BOC”) Yuexiu Branch, Xinjiang YSX signed a guarantee agreement with BOC to provide a maximum credit guarantee of RMB 10 million (approximately $1,449,696) that Tanbao Technology may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Tanbao Technology started to draw funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB 8.62 million (approximately $1,249,638) as of March 31, 2026.

(2).In connection with the RMB 8.5 million (approximately $1,232,241) loan that third-party customer Zhuohang Information Technology Co., Ltd. (“Zhuohang”) borrowed from Bank of China (“BOC”) Yuexiu Branch, Xinjiang YSX signed a guarantee agreement with BOC to provide a maximum credit guarantee of RMB 10 million (approximately $1,449,696) that Zhuohang may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Zhuohang started to draw funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB 8.5 million (approximately $1,232,241) as of March 31, 2026.

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

Off-Balance Sheet Arrangements

Except for the guarantees provided to third-party loans as mentioned above, we did not have any off-balance sheet arrangements as of March 31, 2026, 2025, and 2024.

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

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and advance to suppliers, useful lives of property and equipment, the realization of deferred tax assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

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

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables and is measured in accordance with ASC 326. The Company assesses the collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Receivables are written off after all collection efforts have ceased. As of March 31, 2026, 2025 and 2024, allowance for credit loss of the Company’s outstanding accounts receivable amounted to $780,608, $653,470 and $382,731, respectively.

Advance to vendors

Advances to vendors consist of balances paid to various vendors for outsourcing the Company’s value-added services. Advances to vendors also include prepayment to external media channel operators in order to help customers to post their ads. Advances to vendors are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realization of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for credit losses by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of March 31, 2026, 2025 and 2024, there was no allowance for credit losses recorded as management believed that all of the advance to vendor balances were fully realizable.

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

The Company currently generates its revenue from the following main sources:

Revenue from auto insurance aftermarket value-added services

The Company obtains service contract from various insurance companies and brokerages when they successfully secured the insurance policy or contract with their customers (the “insurance policy holders”). Pursuant to the service contracts with insurance companies and brokerages, the Company is to provide the following auto insurance aftermarket value-added services to the vehicle insurance policy holders on behalf of these insurance companies and brokerages: (i) vehicle safety inspection and check services (such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection, etc.); (ii) vehicle driving risk screening services;(iii) designated driver and rescuing services (such as arranging designated drivers to drive alcohol drinkers home safely and car jump-start and towing services); and (iv) vehicle maintenance and other value-added services (such as car wash, windshield and windscreen wiper maintenance, four wheel positioning, tire repair and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services, etc.). The Company’s performance obligations are to utilize its intermediary platform to identify and find appropriate external service providers to render above mentioned auto insurance aftermarket value-added services to insurance policy holders, coordinating and monitoring third-party vendors for related service rendering and reporting the results to the insurance companies and brokerages. The Company’s agreements with insurance companies and brokerages for providing auto insurance aftermarket value-added services are fixed-price contract. For each of the value-added services including vehicle safety inspection and check, vehicle driving risk screening, designated driver and rescuing and vehicle maintenance, there is a corresponding service rate as agreed upon between the Company and the insurance companies and brokerages, as well as agreed between the Company and each of the individual external vendor who performs these services. The Company is required to concurrently monitor and manage these value-added services to be entitled to receive a fixed service fee. As a result, there is no variable consideration in the contract. Once a specific value-added service is rendered on time, the Company’s service obligation related to such service is satisfied. The Company recognizes revenue at point when the designated services are rendered and completed.

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

Contract fulfillment costs associated with value-added services primarily consist of employee salary, bonus and business travel costs incurred by the Company to fulfill its performance obligations. Contract fulfillment costs are only capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. For the years ended March 31, 2026, 2025 and 2024, the Company did not capitalize contract fulfillment costs, but expensed as incurred, due to immateriality of such costs.

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

Contract Assets and Liabilities

The Company did not have contract assets as of March 31, 2026 and 2025.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $300,831 and $1,007 as of March 31, 2026 and 2025, respectively, consist primarily of fees received from customers in advance of services performed. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended March 31, 2026, 2025 and 2024 that was included in the opening deferred revenue was $1,007, $14,099 and $93,986, respectively.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the fiscal years ended March 31, 2026, 2025 and 2024 are as follows:

Revenue by service types

The Company’s revenue derived from different service types are set forth below:

	For the years ended March 31,
	2026	2025	2024
Revenue from auto insurance aftermarket value-added services	$80,752,915	$63,398,860	$45,561,529
Revenue from other scenario-based customized services	2,663,557	7,437,448	11,764,389
Revenue from software development and information technology services	51,298	616,428	1,220,811
Total revenue	$83,467,770	$71,452,736	$58,546,729

Revenue by customer types

The Company’s revenue by customer types is set forth below:

	For the year ended March 31,
	2026	2025	2024
Revenue from third-party customers	$60,503,275	$51,558,098	$46,618,820
Revenue from related party customers	22,964,495	19,894,638	11,927,909
Total revenue	$83,467,770	$71,452,736	$58,546,729

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2026, 2025 and 2024. We do not believe that there was any uncertain tax provision as of March 31, 2026 and 2025. Our subsidiary in Hong Kong is subject to the profit taxes in Hong Kong. Our subsidiary, VIEs and VIEs’ subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended March 31, 2026, 2025 and 2024. As of March 31, 2026 and 2025, all of the tax returns of our subsidiary, VIEs and VIEs’ subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

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

In March 2025, the FASB issued ASU 2025-02—Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments in this Update are effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The adoption of this standard did not have material impact on the Company’s consolidated financial statements and disclosures.

In March 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (VIE). The update requires that for all business combinations, including those involving a VIE, an entity must identify the accounting acquirer by considering all relevant factors, such as relative voting rights, the composition of the governing body, and the terms of the exchange. This aligns the identification of the acquirer for VIEs with the existing framework for non-VIE businesses, moving away from the previous requirement to identify the primary beneficiary as the accounting acquirer. The standard is effective for fiscal years beginning after December 15, 2026, and will be applied prospectively to business combinations occurring after the date of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides a practical expedient for entities measuring the allowance for credit losses on short-term assets (contractual lives of one year or less). The expedient allows an entity to assume that current economic conditions will remain unchanged for the remaining life of the assets, thereby removing the requirement to develop complex macroeconomic forecasts. For all entities, the standard is effective for fiscal years beginning after December 15, 2025, and interim periods within those years. The Company intends to adopt this standard for the fiscal year beginning April 1, 2026. Upon adoption, the Company will apply the practical expedient to its trade receivables and contract assets. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements, but it expects the update to significantly simplify the estimation process for credit losses.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, to clarify ambiguities and improve consistency across multiple topics in the Accounting Standards Codification. Key provisions include amendments to Topic 260 (Earnings Per Share) to refine the treatment of anti-dilutive shares in year-to-date diluted EPS calculations when an entity experiences a loss from continuing operations, as well as modifications to Topic 842 (Leases) to clarify disclosure exemptions for certain lease receivables. The standard is effective for fiscal years beginning after December 15, 2025. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations, or footnote disclosures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jie Xiao	55	Director, Chairman of the Board of directors and Co-Chief Executive Officer
Jing Li	37	Director and Co-Chief Executive Officer
Geran Xiao	43	Chief Financial Officer
Mei Wang	48	Independent Director
Hua Wang	43	Independent Director
Meng Cao	38	Independent Director

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

Jing Li has been our Director and Co-Chief Executive Officer since June 2026. Mr. Li has served as Director at MobiTech Holdings Inc., a technology company, since November 2024, where he is responsible for corporate management and strategic planning and execution. From January 2019 to October 2024, Mr. Li served as Manager at Goko Intelligent Technology Co. Ltd., a company engaged in intelligent technology solutions, where he was responsible for information system research and development. From October 2015 to December 2018, Mr. Li served as Analysis Manager at Shenzhen Qianhai Grand Horizon Asset Management Co. Ltd., an asset management company, where he was responsible for research and analysis. Mr. Li received his Master’s degree in Electrical Engineering from the University of Wisconsin-Madison in May 2015. Mr. Li received his Bachelor’s degree in Electrical Engineering from Michigan Technological University in August 2012. Mr. Li received his Bachelor’s degree in Telecommunication Engineering from Wuhan University of Technology in June 2011.

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

Mei Wang has served as an independent director since June 2026. Ms. Wang has served as Accounting Director at Shenzhen Junbo Consulting Co., Ltd., a consulting company, since November 2024, where she is responsible for the overall accounting operations of the company. From November 2021 to October 2024, Ms. Wang served as Accounting Manager at Shenzhen Rishang Tuochan Technology Co., Ltd., a technology company, where she was responsible for the overall accounting operations of the company. From June 2021 to August 2021, Ms. Wang served as Accounting Manager at Shenzhen Dennitt Enterprise Service Co., Ltd., an enterprise services company, where she was responsible for handling accounting for Hong Kong companies on an agency basis. From August 2011 to May 2021, Ms. Wang served as Accounting Specialist at Shenzhen Dinglixin Real Estate Development Co., Ltd., a real estate development company, where she was responsible for managing the company’s seals, contracts, and fund flows. Ms. Wang received her Associate degree in Accounting from Shenzhen University in February 2009.

Hua Wang has served as an independent director since May 2026. Ms. Wang has served as the General Manager of Yangzhou Yuchen Seven Information Consulting Co., Ltd. since January 2023. From June 2020 to December 2022, Ms. Wang engaged in various entrepreneurial activities. From October 2017 to May 2020, Ms. Wang served as Sales Department Manager at Nuoyuan Capital Co., Ltd. From August 2015 to September 2017, Ms. Wang engaged in various entrepreneurial activities. From September 2011 to July 2015, Ms. Wang served as Business Department Manager at Zhongyi Life Insurance Co., Ltd. From July 2008 to August 2011, Ms. Wang served as Bank Insurance Department Manager at SINATAY Life Insurance Company, Ltd. From September 2004 to May 2008, Ms. Wang served as Sales Manager at Taikang Life Insurance Yangzhou Central Branch. Ms. Wang received her Associate degree in Tourism and Hotel Management from Yangzhou Polytechnic University in June 2004.

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

B. Compensation

For the fiscal year ended March 31, 2026, we and the operating entities paid an aggregate of $111,016 (RMB 788,328) as compensation to our executive officers and directors. Neither the Company nor the operating entities have set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. The PRC operating entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of five directors as of the date of this annual report. Our board of directors have determined that our three independent director appointees, Hua Wang, Mei Wang, and Meng Cao satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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

Audit Committee.    Our audit committee consists of our three independent directors, Mei Wang, Hua Wang, and Meng Cao. Mei Wang is the chairperson of our audit committee. We have determined that each of our independent director appointees also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mei Wang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation committee.    Our compensation committee consists of Mei Wang, Hua Wang, and Meng Cao. Hua Wang is the chairperson of our compensation committee. We have determined that each of our independent directors also satisfies the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and corporate governance committee.    Our nominating committee consists of Mei Wang, Hua Wang, and Meng Cao. Meng Cao is the chairperson of our nominating committee. We have determined that each of our independent directors also satisfies the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 26,705,175 Class A Ordinary Shares and 5,177,325 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Class A		Class B
	Ordinary		Ordinary
	Shares		Shares
	Beneficially		Beneficially		Voting
	Owned *		Owned*		Power
	Number	%	Number	%	%
Directors and Executive Officers(1):
Jie Xiao(2)	11,850,077	44.37%	810,659	15.66%	30.24%
Mei Wang	—	—%	—	—%	—%
Geran Xiao(4)	875,644	3.28%	—	—%	3.11%
Hua Wang	—	—	—	—	—
Jing Li	—	—	—	—	—
Meng Cao	—	—	—	—	—
All directors and executive officers as a group (six individuals):
	12,725,721	47.65%	810,659	15.66%	33.35%
5% Shareholders:
Jeffre Xiao XJ Holding Limited (2)	11,850,077	44.37%	810,659	15.66%	30.24%
Wei Qiang Zheng ZWQ Holding Limited (3)	566,772	2.12%	366,666	7.08%	4.56%
Summitway Holding Limited (5)	—	—%	2,000,000	38.63%	19.01%
Altiverse Capital Limited (6)	—	—%	2,000,000	38.63%	19.01%

Notes:

*The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

(1)Unless otherwise indicated, the business address of each individual is Room 102, Building 1, No. 22, Huazhou Road, Haizhu District, Guangzhou, Guangdong, PRC.
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
(5)The number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned represents 2,000,000 Class B Ordinary Shares held by Summitway Holding Limited, a British Virgin Islands company, which is 100% owned by Li Sen.
(6)The number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned represents 2,000,000 Class B Ordinary Shares held by Altiverse Capital Limited, a British Virgin Islands company, which is 100% owned by Pan Zexin.

As of the date of this annual report, approximately 39.34% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Jie Xiao	Chairman of the Board of Directors, and co-CEO of the Company
Ms. Meiqi Chen	One of the shareholders of Xinjiang YSX
Mr. Bin Wang	Former supervisor of Anjielun (deregistered on September 28, 2025) and supervisor of Xinjiang YSX and Guangdong Hengding Technology Co., Ltd. (“Hengding”)
Ms. Ruomei Wu	Largest shareholder of Xihang
Mr. Yizhuo Tan	Director of Xinjiang YSX and also one of the shareholders of Xinjiang YSX
Mr. Weiqiang Zhen	Legal representative of Xihang
Guangzhou Yinqi Refrigeration Decoration Engineering Co., Ltd. (“Guangzhou Yinqi”)	Mr. Yizhuo Tan holds 40% ownership interest in this entity and also is the general manager, executive director and legal representative of this entity
Chongqing Yinzhi Business Service Co. Ltd. (“Chongqing Yinzhi”)	Mr. Yizhuo Tan is the legal representative, executive director and general manager of this entity
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	An entity affiliated with one of the shareholders of Xinjiang YSX, Ms. Qian Zeng
Mr. Geran Xiao	Chief Financial Officer (“CFO) of the Company and one of the shareholders of Xinjiang YSX
Guangzhou Tea Source Technology Co. Ltd. (“Tea Source”)	An entity controlled by Mr. Geran Xiao
Guangzhou Auto Service Technology Co., Ltd. (“GZ Auto Service”)	Ms. Meiqi Chen holds 40% ownership interest in this entity and also is the supervisor of this entity

b. Revenue and accounts receivable by related parties

Revenue from related parties consists of the following:

			Revenue
			For the
		From April 1,	fiscal year
		2026 up to the	ended
		date of this	March 31,
Name	Nature of service contract	annual report	2026
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	Auto insurance aftermarket value-added services	$2,284,185	$22,964,495
Total		$2,284,185	$22,964,495

Accounts receivable from related parties consists of the following:

		From April 1,
		2026 up to the	Accounts receivable
		date of this	As of March 31,
Name	Nature of service contract	annual report	2026
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	Auto insurance aftermarket value-added services	$6,614,960	$18,674,421
Total		$6,614,960	$18,674,421

c. Due from a related party

Due from a related party consists of the following:

From April 1, 2026
up to the
	date of this	As of March 31
Name	annual report	2026
Mr. Jie Xiao	$—	$—
Total due from related parties	$—	$—

The YSX Operating Companies have, in the past, advanced cash to related parties for business purposes and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand.

d. Due to related parties

Due to related parties consist of the following:

	As of
	the date of this	As of March 31
Name	annual report	2026
Mr. Jie Xiao	$175,785	$175,785

Total due to related parties	$175,785	$175,785

The balance of due to related parties was comprised of an advance from the Company’s related parties used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

e. Loan borrowed from a related party

Because of certain restrictions from the PRC financial institutions, on June 2, 2023, Mr. Jie Xiao, entered into a loan agreement with Guangzhou Rural Commercial Bank Co. Ltd. (“GZ Rural Bank”) to borrow RMB 10 million (approximately $1,378,037) for three years, with loan maturity date on June 2, 2026. The loan bears interest at a variable rate calculated based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 55 basis points, and the effective interest rate is 4.10% per annum. Xinjiang YSX and its branch company Guangzhou YSX provided guarantee to this loan. The Company’s shareholder Mr. Weiqiang Zhen pledged his personal assets as collateral with GZ Rural Bank to further secure this loan. At the same time, the Company signed a loan agreement with Mr. Jie Xiao to borrow the RMB 10 million (approximately $1,378,037) with the same borrowing terms and interest rate. The purpose of this borrowing is to obtain funds to support the Company’s working capital needs, especially for making payments to external vendors to perform the outsourced value-added services. The loan was fully repaid as of March 31, 2025. There was no such related party loan as of March 31, 2026.

f. Loan guarantees provided by related parties

From December 9, 2024 to January 2, 2025, YSX Network entered multiple loan agreements with China CITIC Bank to borrow an aggregate of loans of RMB10 million (approximately $1,449,696) for its working capital needs, with loan maturity dates ranging between December 31, 2024 to January 2, 2026. Mr. Jie Xiao provided a guarantee for loans of up to RMB10 million (approximately $1,449,696) that YSX Network may borrow from China CITIC Bank during the period from December 6, 2024 to November 21, 2025. The loan was repaid upon maturity(see Note 6 of our audited consolidated financial statements included elsewhere in this annual report).

On December 5, 2025, YSX Network renewed a loan of RMB4.99 million (approximately $723,398) with China CITIC Bank to extend the loan maturity date to December 4, 2026. In addition, on December 25, 2025, YSX Network renewed a loan of RMB5.0 million (approximately $724,848) with China CITIC Bank to extend the loan maturity date to December 24, 2026. Mr. Jie Xiao and Xinjiang YSX separately signed a guarantee agreement to provide a guarantee for loans of up to RMB10.0 million (approximately US$1,449,696) that YSX Network may borrow from China CITIC Bank during the borrowing period. (see Note 6 of our audited consolidated financial statements included elsewhere in this annual report).

In connection with the loans that YSX Network borrowed from Bank of Guangzhou, Mr. Jie Xiao and Xinjiang YSX separately signed a guarantee agreement to provide a guarantee for loans of up to RMB8.0 million (approximately US$1,159,756) that YSX Network may borrow from Bank of Guangzhou during the borrowing period. (see Note 6 of our audited consolidated financial statements included elsewhere in this annual report).

On December 2, 2025, Xihang entered into a loan agreement with Xingye Bank to borrow RMB4.0 million (approximately $579,878) for its working capital needs for one year, with a loan maturity date of December 1, 2026. Mr. Weiqiang Zhen, legal representative of Xihang, and Mr. Jie Xiao, separately signed a guarantee agreement with Xingye Bank to provide a credit guarantee on this loan during the borrowing period. (see Note 6 of our audited consolidated financial statements included elsewhere in this annual report).

On January 17, 2026, YSX Network entered into a loan agreement with Pingan Bank to borrow RMB 3.0 million (approximately $434,909) for its working capital needs for one year, with a loan maturity date of January 17, 2027. Mr. Jie Xiao signed a guarantee agreement with Pingan Bank to provide a credit guarantee on this loan during the borrowing period. (see Note 6 of our audited consolidated financial statements included elsewhere in this annual report).

On December 24, 2024, YSX Network entered into a loan agreement with BOC to borrow RMB5.0 million (approximately $724,848) for its working capital needs for three years, with a loan maturity date of December 23, 2027. Mr. Jie Xiao and Xinjiang YSX each entered into a loan guarantee agreement with BOC to guarantee loans of up to RMB5.0 million (approximately US$724,848) that YSX Network may borrow from BOC during the period from December 20, 2024 to December 31, 2034. (see Note 6 of our audited consolidated financial statements included elsewhere in this annual report).

On March 27, 2025, Guangzhou YSX entered into a loan agreement with BOC to borrow RMB5.0 million (approximately $724,848) for its working capital needs for three years, with a loan maturity date of March 26, 2028. Mr. Jie Xiao and Xinjiang YSX each entered into a loan guarantee agreement with BOC to guarantee loans of up to RMB 5.0 million (approximately $724,848) that Guangzhou YSX may borrow from BOC during the period from March 10, 2025 to December 31, 2035 (see Note 6 of our audited consolidated financial statements included elsewhere in this annual report).

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

Current PRC regulations permit our indirect PRC subsidiary, WFOE, to pay dividends to YSX HK, only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Pursuant to Article 210 of the PRC Company Law (2024 Revision), WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. In accordance with Cai Zi [2025] No. 101 issued by the Ministry of Finance, foreign-invested enterprises, including the WFOE, ceased to accrue the former “reserve fund,” “enterprise development fund,” and “employee bonus and welfare fund” as of January 1, 2025; any prior balances of the former reserve fund have been reclassified as statutory reserve for management purposes. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares.

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

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was subsequently amended on February 24, 2017, December 29, 2018, and most recently on December 6, 2024 (State Council Decree No. 797, effective as of January 20, 2025), and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. During the fiscal year ended March 31, 2026, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us.

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

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2026, 2025 and 2024, approximately $5.9 million, $6.5 million and $4.3 million were deposited with financial institutions located in the PRC, respectively, among which, $5,090,160, $5,817,823 and $3,787,797 are not covered by insurance, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The Company’s functional currency is the RMB whose reporting currency is the U.S. dollars. The RMB depreciated by 4.4% from the year ended March 31, 2023 to the year ended March 31, 2024. The RMB further depreciated by 0.9% from the year ended March 31, 2024 to the year ended March 31, 2025. The RMB appreciated by 1.6% from the year ended March 31, 2025 to the year ended March 31, 2026. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

Concentration of customers and vendors

Substantially all revenue was derived from customers located in China. For the year ended March 31, 2026, two third-party customers accounted for 28.9% and 26.0% of the Company’s total revenues, and one related party customer accounted for 27.5% of the Company’s total revenue, respectively. For the year ended March 31, 2025, three third-party customers accounted for 23.5%, 21.6% and 16.0% of the Company’s total revenues, and one related party customer accounted for 27.8% of the Company’s total revenue, respectively. For the year ended March 31, 2024, three third-party customers accounted for 18.4%, 17.1% and 13.0% of the Company’s total revenues, and one related party customer accounted for 20.4% of the Company’s total revenue, respectively.

As of March 31, 2026, two third-party customers accounted for 30.1% and 24.9% of the total accounts receivable balance and one related party customer accounted for 42.4% of the Company’s total accounts receivable balance, respectively. As of March 31, 2025, three third-party customers accounted for 31.0%, 26.3% and 15.1% of the total accounts receivable balance and one related party customer accounted for 22.8% of the Company’s total accounts receivable balance, respectively

For the year ended March 31, 2026, three vendors accounted for 31.0%, 27.9% and 18.3% of the Company’s total purchases, respectively. For the year ended March 31, 2025, four vendors accounted for 23.4%, 23.3%, 13.0% and 10.0% of the Company’s total purchases, respectively. For the year ended March 31, 2024, four vendors accounted for 22.6%, 17.7%, 10.8% and 10.1% of the Company’s total purchases, respectively.

As of March 31, 2026, two vendors accounted for 50.4% and 48.8% of the total advances to vendors’ balance, respectively. As of March 31, 2025, two vendors accounted for 44.9% and 39.6% of the total advances to vendors’ balance, respectively.

As of March 31, 2026, three vendors accounted for 41.7%, 14.9% and 11.3% of the total accounts payable balance, respectively. As of March 31, 2025, four vendors accounted for 40.5%, 14.7%, 12.6% and 12.1% of the total accounts payable balance, respectively.

VIE risk

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and subsidiaries of the VIEs through the Company’s relevant PRC subsidiary, and can have assets transferred freely out of the consolidated VIEs and subsidiaries of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to approximately $5.4 million, $5.4 million and $5.4 million as of March 31, 2026, 2025, and 2024, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026.

Management’s Annual Report on Internal Control over Financial Reporting

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of March 31, 2026 were ineffective.

Our conclusion is based on the identification of a material weakness in our internal control over financial reporting, specifically regarding insufficient qualified accounting personnel and resources possessing the requisite knowledge of U.S. GAAP for daily accounting operations, complex equity transactions, and financial reporting. As a result of this deficiency, we lacked sufficient competent personnel to properly record business transactions and equity transactions and prepare the financial reporting package, which necessitated numerous adjusting journal entries (AJEs) and consolidating journal entries to reconcile differences between our local accounting records and the U.S. GAAP financial statements. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) establishing an internal audit team as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Mei Wang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Mei Wang satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

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

	For the Years Ended March 31,
	2026	2025	2024
Audit fees(1)	$120,000	160,000	$150,000
Audit-Related fees	2,756	2,826	1,241
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$122,756	162,826	$151,241
(1)	Audit fees consist of the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	All other fees consist of the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under Audit fees, Audit-related fees, and Tax fees.

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

Nasdaq Stock Market listing rule 5620(a) requires a listed company to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, unless such company is a limited partnership that meets certain requirements. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a company to hold an annual meeting of shareholders. Currently, we do not hold annual meetings of shareholders. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

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
4.1

Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.3

Exclusive Business Cooperation and Service Agreement between WFOE and Xinjiang YSX, dated December 31, 2022 (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.4

Equity Interest Pledge Agreements among WFOE, Xinjiang YSX, and each shareholder of Xinjiang YSX, dated December 31, 2022 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.5

Share Disposal and Exclusive Option to Purchase Agreements among WFOE, Xinjiang YSX, and each shareholder of Xinjiang YSX, dated December 31, 2022 (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.6

Proxy Agreements among WFOE, Xinjiang YSX, and each shareholder of Xinjiang YSX, dated December 31, 2022 (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.7

Spousal Consent by Ms. Kongli Yin, dated December 31, 2022 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.8

Exclusive Business Cooperation and Service Agreement between WFOE and Xihang, dated December 31, 2022 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.9

Equity Interest Pledge Agreements among WFOE, Xihang, and each shareholder of Xinjiang YSX, dated December 31, 2022 (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.10

Share Disposal and Exclusive Option to Purchase Agreements among WFOE, Xihang, and each shareholder of Xihang YSX, dated December 31, 2022 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.11

Proxy Agreements among WFOE, Xihang, and each shareholder of Xihang, dated December 31, 2022 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

4.12

YSX TECH. CO., LTD 2025 Second Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333- 290582) filed with the Securities and Exchange Commission on September 29, 2025)

4.13*	Value-Added Service Contract between Guangzhou Dayong Insurance Agency Co., Ltd. and Xinjiang Yishengxin Network Technology Co., Ltd., dated June 1, 2025.
4.14*	Value-Added Service Contract between Guangzhou Jiamai Insurance Agency Co., Ltd. and Xinjiang Yishengxin Network Technology Co., Ltd., dated November 1, 2024.
4.15*	Value-Added Service Agreement between Guangzhou Zhuohang Information Technology Co., Ltd. and Guangzhou Yishengxin Network Technology Co., Ltd., dated September 30, 2025.
4.16*	Automotive Service Agreement between Xinjiang Yishengxin Network Technology Co., Ltd. and Guangzhou Fengniu Network Technology Co., Ltd., dated February 3, 2026.
4.17*	Automotive Service Agreement between Xinjiang Yishengxin Xinchuangzhan Technology Co., Ltd. and Guangzhou Huijian Information Technology Service Co., Ltd., dated August 5, 2025.
4.18*	Automotive Service Agreement between Guangzhou Yishengxin Network Technology Co., Ltd. and Guangzhou Quanrui Information Technology Co., Ltd., dated February 2, 2026.
8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (File No. 333-280312), as amended, initially filed with the Securities and Exchange Commission on June 18, 2024)

11.2

Insider Trading Compliance Manual of the Registrant (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (file No. 001- 42444) filed with the Securities and Exchange Commission on July 31, 2025)

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
97.1

Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (file No. 001- 42444) filed with the Securities and Exchange Commission on July 31, 2025)

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
Jie Xiao
Co-Chief Executive Officer and Chairman of the Board of Directors

Date: July 10, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YSX TECH. CO., LTD AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

YSX Tech Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of YSX Tech Co., Ltd. and subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Share-based compensation – Restricted stock awards

As discussed in Note 11 to the consolidated financial statements, during the year ended March 31, 2026, the Company granted an aggregate of 4,445,000 restricted ordinary shares to consultants and employees under its 2025 Equity Incentive Plan and recognized share-based compensation expense of $1,822,597. The Company measures restricted stock awards at the grant-date fair value, determined based on the closing market price of the Company’s ordinary shares on the grant date, and recognizes compensation cost for awards subject to graded vesting using the graded-vesting attribution method over the requisite service period. As of March 31, 2026, there was approximately $10,733,940 of unrecognized compensation cost related to unvested restricted stock awards.

We identified the recognition of share-based compensation expense for the restricted stock awards as a critical audit matter. Auditing share-based compensation involved especially subjective and complex auditor judgment in evaluating the determination of the grant date and grant-date fair value of the awards, the assessment of the vesting conditions and the requisite service period, and the application of the graded-vesting attribution method used to recognize compensation cost over the service period.

The primary procedures we performed to address this critical audit matter included:

➢	Obtained and read the Company’s 2025 Equity Incentive Plan and the underlying restricted stock award agreements for the grants made during the year to evaluate the key terms, including the number of shares granted, grant dates, and vesting conditions;
➢	Evaluated management’s determination of the grant date and tested the grant-date fair value by comparing the per-share fair value to the closing market price of the Company’s ordinary shares as quoted on the Nasdaq Capital Market on the respective grant dates;
➢	Assessed management’s identification of the vesting conditions and requisite service period, including awards that vested immediately for historical services rendered and awards subject to a four-year graded vesting schedule;
➢	Evaluated the Company’s application of the graded-vesting attribution method and recomputed the share-based compensation expense recognized during the year and the related unrecognized compensation cost; and
➢	Evaluated whether forfeitures were accounted for as they occur, consistent with the Company’s accounting policy, and assessed the adequacy of the Company’s share-based compensation disclosures in Note 11.

/s/ Simon & Edward, LLP

We have served as the Company’s auditor since 2023.

Rowland Heights, California

July 10, 2026

YSX TECH. CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2026	2025

ASSETS
Current Assets
Cash	$5,889,033	$7,105,085
Accounts receivable, net of $780,608 and $653,470, respectively	24,579,776	17,606,279
Accounts receivable, a related party	18,674,421	5,381,535
Advances to vendors	5,020,775	9,400,197
Due from related parties	—	198,611
Other current assets	147,306	167,862
Total current assets	54,311,311	39,859,569

Non-current Assets
Property and equipment, net	245,394	194,878
Right-of-use operating lease assets	283,410	144,535
Deferred tax assets	117,091	140,377
Total non-current assets	645,895	479,790

TOTAL ASSETS	54,957,206	40,339,359

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	6,229,342	4,131,354
Current portion of long-term loans	159,467	578,775
Accounts payable	7,317,603	2,258,129
Deferred revenue	300,831	1,007
Taxes payable	4,486,926	3,274,881
Due to related parties	175,785	141,235
Operating lease liabilities, current	75,409	93,719
Accrued expense and other current liabilities	720,799	889,863
Total current liabilities	19,466,162	11,368,963

Operating lease liabilities, non-current	219,293	66,926
Long-term loans	1,601,914	1,281,574
Total non-current liabilities	1,821,207	1,348,500

Total liabilities	21,287,369	12,717,463

Commitment and contingencies

Shareholders’ equity

Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 27,882,500 and 23,437,500 shares issued as of March 31, 2026 and 2025, respectively, and 24,071,000 and 23,437,500 shares outstanding as of March 31, 2026 and 2025, respectively, including:

Class A ordinary shares, $0.0001 par value, 470,000,000 shares authorized, 26,705,175 and 22,260,175 shares issued as of March 31, 2026 and 2025, respectively, and 22,893,675 and 22,260,175 shares outstanding as of March 31, 2026 and 2025, respectively	2,671	2,226
Class B Ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 1,177,325 shares issued and outstanding as of March 31, 2026 and 2025, respectively	118	118
Additional paid-in capital	12,242,693	10,420,096
Subscription receivable	(445)	—
Statutory reserve	1,197,331	908,214
Retained earnings	20,091,312	17,575,571
Accumulated other comprehensive income (loss)	136,157	(1,284,329)
Total shareholders’ equity	33,669,837	27,621,896

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$54,957,206	$40,339,359

The accompanying notes are an integral part of these consolidated financial statements.

YSX TECH. CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended March 31,
	2026	2025	2024
Revenues
Revenues	$60,503,275	$51,558,098	$46,618,820
Revenue, related parties	22,964,495	19,894,638	11,927,909
Total revenue	83,467,770	71,452,736	58,546,729

Cost of revenues
Cost of revenue	76,273,430	64,066,148	51,583,802
Cost of revenue, related parties	—	—	—
Total cost of revenue	76,273,430	64,066,148	51,583,802

Gross profit	7,194,340	7,386,588	6,962,927

Operating expenses:
Selling and marketing	103,933	121,681	114,300
General and administrative	1,476,653	2,225,447	1,616,980
Share-based compensation	1,822,597	—	—
Research and development	250,671	240,052	229,934
Total operating expenses	3,653,854	2,587,180	1,961,214

Income from operations	3,540,486	4,799,408	5,001,713

Other income (expenses)
Interest expense	(250,553)	(159,298)	(139,752)
Interest income	244	1,100	1,468
Investment income	—	20,295	33,013
Other income	499,350	65,021	218,697
Other non-operating income (expenses), net	64,510	(27,257)	(11,400)
Total other income (expense), net	313,551	(100,139)	102,026

Income before income tax provisions	3,854,037	4,699,269	5,103,739

Income tax provision	1,049,179	677,421	537,771

Net income	2,804,858	4,021,848	4,565,968

Other comprehensive income
Foreign currency translation adjustment	1,420,486	(108,205)	(751,042)
Comprehensive income	$4,225,344	$3,913,643	$3,814,926

Earnings per share- basic and diluted	$0.11	$0.18	$0.21

Weighted average number of ordinary shares - basic and diluted	25,772,226	22,401,712	22,000,000

The accompanying notes are an integral part of these consolidated financial statements.

YSX TECH. CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares, $0.0001 par value								Accumulated
					Additional				other	Total
	Class A ordinary shares		Class B ordinary shares		paid-in	Subscription	Statutory	Retained	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	receivable	reserve	earnings	income (loss)	equity

Balance at March 31, 2023	20,822,675	$2,082	1,177,325	$118	$5,346,674	$—	$492,992	$9,402,977	$(425,082)	14,819,761

Net income for the year	—	—	—	—	—	—	—	4,565,968	—	4,565,968
Appropriation to statutory reserve	—	—	—	—	—	—	248,592	(248,592)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(751,042)	(751,042)
Balance at March 31, 2024	20,822,675	2,082	1,177,325	118	5,346,674	—	741,584	13,720,353	(1,176,124)	18,634,687

Ordinary shares issued in the initial public offering	1,437,500	144	—	—	5,073,422	—	—	—	—	5,073,566
Net income for the year	—	—	—	—	—	—	—	4,021,848	—	4,021,848
Appropriation to statutory reserve	—	—	—	—	—	—	166,630	(166,630)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(108,205)	(108,205)
Balance at March 31, 2025	22,260,175	$2,226	1,177,325	$118	10,420,096	—	908,214	17,575,571	(1,284,329)	27,621,896

Ordinary shares issued for stock-based compensation	4,445,000	445	—	—	1,822,597	—	—	—	—	1,823,042
Subscription receivable	—	—	—	—	—	(445)	—	—	—	(445)
Net income for the year	—	—	—	—	—	—	—	2,804,858	—	2,804,858
Appropriation to statutory reserve	—	—	—	—	—	—	289,117	(289,117)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,420,486	1,420,486

Balance at March 31, 2026	26,705,175	$2,671	1,177,325	$118	$12,242,693	$(445)	$1,197,331	$20,091,312	$136,157	$33,669,837

The accompanying notes are an integral part of these consolidated financial statements.

YSX TECH. CO. LTD., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2026	2025	2024

Cash flows from operating activities:
Net income	$2,804,858	$4,021,848	$4,565,968
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	49,489	26,497	27,314
Loss from disposal of fixed assets	16,115	—	—
Amortization of operating lease right-of-use assets	87,554	83,916	66,062
Allowance for expected credit loss	72,957	280,787	(137,831)
Deferred tax provision	29,711	(64,284)	21,160
Stock-based compensation for services	1,822,597	—	—
Changes in operating assets and liabilities:
Accounts receivable	(5,975,272)	(8,808,278)	(2,935,120)
Accounts receivable, related parties	(12,641,032)	(2,537,631)	(1,990,880)
Advance to vendors	4,729,066	(1,324,078)	(1,472,674)
Other current assets	45,986	(92,803)	(282,052)
Due from related parties	202,966	(207,676)	(2,207)
Accounts payable	4,800,769	744,481	545,898
Advances from customers	291,201	(13,095)	(25,319)
Advances from customers, related parties	—	—	(50,810)
Taxes payable	1,011,969	711,429	232,455
Net changes in operating right-of-use assets and lease liabilities	174,618	(87,077)	(62,862)
Accrued expense and other current liabilities	(209,182)	776,481	806,939
Net cash used in operating activities	(2,685,630)	(6,489,483)	(693,959)

Cash flows from investing activities:
Purchase of property and equipment	(88,716)	(167,932)	(1,380)
Proceeds from termination of the long-term investment	—	—	491,503
Purchase of short-term investment	—	—	(2,096,934)
Proceeds upon maturity of short-term investment	—	2,105,016	1,378,628
Net cash (used in) provided by investing activities	(88,716)	1,937,084	(228,183)

Cash flows from financing activities:
Proceeds from short-term bank loans	5,913,252	4,989,677	8,343,003
Repayment of short-term bank loans	(4,083,932)	(2,399,922)	(7,110,005)
Proceeds from long-term bank loans	422,476	1,385,636	698,978
Repayment of long-term bank loans	(612,590)	(138,564)	(657,039)
Proceeds from a related party loan	—	—	1,397,956
Repayment of a related party loan	—	(1,385,636)	(838,774)
Proceeds from (repayment of) borrowing from related parties	33,562	(275,627)	275,736
Payment for deferred initial public offering costs	—	—	(119,102)
Net proceeds from completion of the initial public offering	—	5,073,566	—
Net cash provided by financing activities	1,672,768	7,249,130	1,990,753

Effect of exchange rate change on cash	(114,474)	124,560	(171,203)
Net (decrease) increase in cash	(1,216,052)	2,821,291	897,407
Cash, beginning of year	7,105,085	4,283,794	3,386,386
Cash, end of year	$5,889,033	$7,105,085	$4,283,794

Supplemental disclosures of cash flow information:
Cash paid for income tax	$40,110	$29,966	$36,595
Cash paid for interest	$250,553	$159,298	$139,752

Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	$300,784	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

YSX TECH. CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

YSX Tech. Co., Ltd (“YSX Cayman” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in providing comprehensive business solutions to its customers, mainly insurance companies and brokerages in the People’s Republic of China (the “PRC” or “China”). Based on its in-depth knowledge of the Chinese insurance industry accumulated from years of servicing its customers, the Company specializes in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services. Unless otherwise specified, the Company’s substantial business operations are located in the PRC.

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

On December 19, 2024, the Company closed its initial public offering (“IPO”) of 1,250,000 Class A ordinary shares, par value US$0.0001 per share at a public offering price of $4.00 per share, and the Company’s Class A ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “YSXT” since December 18, 2024. On the closing date of the IPO, the underwriters exercised its over-allotment option to purchase an additional 187,500 Class A ordinary shares, par value US$0.0001 per share at the price of $4.00 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $5.75 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $5.0 million.

On April 21, 2025, Beijing Yi Chen Ma Tian International Holding Co., Ltd. (“Yi Chen Ma Tian”) was formed as a 100% controlled subsidiary of YSX HK. Yi Chen Ma Tian did not have active business operations as of March 31, 2026 and as of the date of this report, and solely acts as a holding company.

On September 28, 2025, Anjielun was deregistered with the PRC State Administration for Industry and Commerce (“SAIC”) due to immaterial business activities since its inception.

The consolidated financial statements of the Company as of March 31, 2026 include the following entities:

Name of Entity	Date of Formation	Place of Incorporation	% of Ownership	Principal Activities
YSX Cayman	November 9, 2022	Cayman Islands	Parent, 100%	Investment holding

YSX HK	November 29, 2022	Hong Kong	100%	Investment holding

Beijing Yi Chen Ma Tian	April 21, 2025	Beijing, PRC	100% subsidiary of YSX HK	Investment holding

WFOE	December 30, 2022	Guangzhou, PRC	100%	WFOE, Consultancy and information technology support

YSX Operating Companies:

Xinjiang YSX	July 16, 2015	Kashi, PRC	VIE	Auto insurance aftermarket value-added services, and software development and information technology services

Guangzhou YSX	December 9, 2015	Guangzhou, PRC	A branch company of Xinjiang YSX	Auto insurance aftermarket value-added services, and software development and information technology services

Chuangzhan	July 2, 2017	Kashi, PRC	Subsidiary of Xinjiang YSX	Software development and information technology services

Anjielun	June 27, 2016	Kashi, PRC	Subsidiary of Xinjiang YSX

Auto insurance aftermarket value-added services, and software development and information technology services. Deregistered with PRC State Administration for Industry and Commerce (“SAIC”) on September 28, 2025 due to immaterial business activities since its inception

YSX Network	July 12, 2019	Guangzhou, PRC	Subsidiary of the Xinjiang YSX	Auto insurance aftermarket value-added services, and software development and information technology services

Xihang	August 4, 2011	Guangzhou, PRC	VIE	Auto insurance aftermarket value-added services, and software development and information technology services

The VIE contractual arrangements

The Company’s main operating entities, Xinjiang YSX, its subsidiaries, Chuangzhan, and Guangzhou YSX Network; its branch company, Guangzhou YSX, and Xihang (or the “YSX Operating Companies”), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

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

The Company, YSX HK and WFOE are essentially holding companies and did not have material operations. During the year ended March 31, 2026, YSX Cayman, YSX HK and WFOE only recorded immaterial amount of assets and liabilities (including cash of $18,270, other receivable of $23,542, property and equipment of $849, and other payable and accrued liabilities of $4,688 as of March 31, 2026). During the year ended March 31, 2025, YSX Cayman, YSX HK and WFOE only recorded immaterial amount of assets and liabilities (including cash of $1,665,833, other receivable of $7,729, due from related parties of $198,611, property and equipment of $1,270, deferred tax assets of $31,579, and other payable and accrued liabilities of $9,044 as of March 31, 2025). In addition, there was no revenue generated by YSX Cayman, YSX HK and the WFOE during fiscal year 2026, 2025 and 2024, operating expenses and net loss reported by YSX Cayman, YSX HK and the WFOE amounted to approximately $2,602,381, $869,062 and $385,098 for the years ended March 31, 2026, 2025 and 2024, respectively. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the VIEs and the VIEs’ subsidiaries as of and for the years ended March 31, 2026, 2025 and 2024, respectively. The Company has not provided any financial support to the VIEs and the VIEs’ subsidiaries during the years ended March 31, 2026, 2025 and 2024. Additionally, pursuant to the VIE Agreements, WFOE has the right to receive service fees equal to the VIEs’ net profits after tax payments. None of these fees were paid to WFOE as of March 31, 2026. Accordingly, as of March 31, 2026 and 2025, WFOE had approximately $5.4 million and $4.9 million consulting fee receivables due from the VIEs and the VIEs’ subsidiaries, respectively. These receivables were fully eliminated upon consolidation.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of March 31
	2026	2025
Current assets	$54,269,499	$38,853,927
Noncurrent assets	645,046	446,943
Total assets	54,914,545	39,300,870

Current liabilities	19,461,474	12,121,739
Non-current liabilities	1,821,207	2,657,635
Total liabilities	$21,282,681	$14,779,374

	For the years ended March 31,
	2026	2025	2024
Revenue	$83,467,770	$71,452,736	$58,546,729
Net income	$5,407,239	$4,890,910	$4,951,066

	For the years ended March 31,
	2026	2025	2024
Cash flows provided by (used in) operating activities	$181,133	$(4,516,193)	$(455,804)
Cash flows (used in) provided by investing activities	$(80,731)	$1,938,555	$(228,183)
Cash flows provided by financing activities	$327,795	$3,769,504	$1,726,170

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

Reclassifications

Certain amounts on the prior year’s consolidated balance sheets, including other current assets and accrued expense and other current liabilities, were reclassified to conform to current-year presentation, with no effect on ending stockholders’ equity, total net income and total cash flows.

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

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in the PRC are insured by the PRC financial institution deposit insurance program up to a limit of RMB500,000 (approximately $72,485) per each bank account. The PRC financial institution pays compensation up to a limit of RMB500,000 (approximately $72,485) per each bank account if the bank with which an individual or a company hold its eligible deposit fails. As of March 31, 2026 and 2025, cash balance of $5,884,920 and $6,548,601, respectively, were maintained at financial institutions in PRC and approximately $5,090,160 and $5,817,823, respectively, were not insured by the PRC financial institution deposit insurance program.

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

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables and is measured in accordance with ASC 326. The Company assesses the collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Receivables are written off after all collection efforts have ceased. As of March 31, 2026 and 2025, allowance for credit loss on the Company’s outstanding accounts receivable amounted to $780,608 and $653,470, respectively.

Advances to vendors

Advances to vendors consist of balances paid to various vendors for outsourcing the Company’s value-added services. Advances to vendors also include prepayment to external media channel operators in order to help customers to post their ads. Advances to vendors are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realization of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for credit loss by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of March 31, 2026 and 2025, there was no allowance for credit loss recorded as management believed that all of the advance to vendor balances fully realizable.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Building	20 years
Vehicle	5 years
Office equipment	3-5 years
Electronic equipment	3 years
Leasehold improvement	Lesser of useful life and lease term

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

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2026 and 2025.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of March 31, 2026 and 2025 (see Note 5).

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advances to vendors, due from related parties, other current assets, short-term loans, accounts payable, taxes payable and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at March 31, 2026 and 2025 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Foreign currency translation

The functional currency for YSX Cayman is the U.S Dollar (“US$”). YSX HK uses the Hong Kong dollar as its functional currency. However, YSX Cayman and YSX HK currently only serve as the holding companies and did not have active operations as of the date of this annual report. The Company operates its business through its VIEs and subsidiaries of the VIEs in the PRC as of March 31, 2026. The functional currency of the WFOE and the Company’s VIEs and subsidiaries of the VIEs is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2026	March 31, 2025	March 31, 2024
Year-end spot rate	US$1= RMB 6.8980	US$1= RMB 7.2567	US$1= RMB 7.2212

Average rate	US$1= RMB 7.1010	US$1= RMB 7.2169	US$1= RMB 7.1533

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

Contract fulfillment costs associated with auto insurance aftermarket value-added services primarily consist of employee salary, bonus and business travel costs incurred by the Company to fulfill its performance obligations. Contract fulfillment costs are only capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. For the years ended March 31, 2026, 2025 and 2024, the Company did not capitalize contract fulfillment costs, but expensed as incurred, due to immateriality of such costs.

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

Contract Assets and Liabilities

The Company did not have contract assets as of March 31, 2026 and 2025.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $300,831 and $1,007 as of March 31, 2026 and 2025, respectively, consist primarily of fees received from customers in advance of services performed. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amounts of revenue recognized in the years ended March 31, 2026, 2025 and 2024 that were included in the opening deferred revenue were $1,007, $14,099 and $93,986, respectively.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended March 31, 2026, 2025 and 2024 are as follows:

Revenue by service types

The Company’s revenue derived from different service types are set forth below:

	For the years ended March 31,
	2026	2025	2024
Revenue from auto insurance aftermarket value-added services	$80,752,915	$63,398,860	$45,561,529
Revenue from other scenario-based customized services	2,663,557	7,437,448	11,764,389
Revenue from software development and information technology services	51,298	616,428	1,220,811
Total revenue	$83,467,770	$71,452,736	$58,546,729

Revenue by customer types

The Company’s revenue by customer types is set forth below:

	For the year ended March 31,
	2026	2025	2024
Revenue from third-party customers	$60,503,275	$51,558,098	$46,618,820
Revenue from related party customers	22,964,495	19,894,638	11,927,909
Total revenue	$83,467,770	$71,452,736	$58,546,729

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2026, 2025 and 2024. The Company does not believe that there was any uncertain tax provision on March 31, 2026 and 2025. The Company’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended March 31, 2026, 2025 and 2024. As of March 31, 2026 and 2025, all of the tax returns of the Company’s PRC subsidiary, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2026, 2025 and 2024, there were no incremental dilutive shares. For the year ended March 31, 2026, unvested restricted stock awards were excluded from diluted EPS because their effect was anti-dilutive under the treasury stock method. Accordingly, basic and diluted weighted-average ordinary shares outstanding were the same for the year ended March 31, 2026.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of comprehensive income.

Research and development expenses

The Company conducts research and development activities in order to provide software development and information technology services to help insurance companies and brokerages to optimize their IT software and applications. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s intermediary platform. There was no capitalized research and development costs for the years ended March 31, 2026 and 2025. The Company expenses all internal research and development costs, in connection to intermediary platform and other projects as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including facility costs of the research center, and amortization and depreciation to property and equipment used in the research and development activities. For the years ended March 31, 2026, 2025 and 2024, total research and development expenses were approximately $250,671, $240,052 and $229,934, respectively.

Employee benefit expenses

The Company’s subsidiary, VIE and VIEs’ subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $132,585, $138,326 and $105,277 for the years ended March 31, 2026, 2025 and 2024, respectively.

Share-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with Accounting Standards Codification (ASC) Topic 718, Compensation—Stock Compensation. The Company measures and recognizes compensation expense for all share-based awards, including restricted stock awards (RSAs) issued to employees and non-employee consultants, based on the grant-date fair value of the awards.

The fair value of an RSA is equal to the closing market price of the Company’s common stock on the grant date. For awards that vest immediately upon grant for historical services rendered, compensation expense is recognized in full on the grant date. For awards with service-only conditions that contain a graded vesting schedule, the Company utilizes the graded vesting attribution method to recognize stock compensation expense over the requisite service period. Stock-based compensation expense is adjusted for actual forfeitures as they occur (see Note 11).

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

Segment Reporting

In accordance with ASC 280, the Company’s Chief Operating Decision Maker (“CODM”) has been identified as the Chief Executive Officer (the “CEO”), who reviews consolidated results of the Company when making decisions about allocating resources and assessing performance across the Company’s reportable segments. The CODM regularly reviews the trends in operating metrics, revisits, assesses, and adjusts significant strategic and operational matters, and makes resource adjustments as needed, such as exploring opportunities for market expansion and diversifying the Company’s service mix, responding immediately and effectively to operational adjustments, aligning ongoing business activities with corporate-level objectives, improving customer satisfaction, enhancing corporate culture, monitoring budget versus actual results and decides where to allocate and invest additional resources to continue growth. The primary measure of segment revenue and profitability for the Company’s operating segment is considered to be consolidated revenue and net income. Significant segment expenses and other segment items are consistent with the financial information included on the consolidated statements of income and comprehensive income.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280 (see Note 13).

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

In March 2025, the FASB issued ASU 2025-02—Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments in this Update are effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The adoption of this standard did not have material impact on the Company’s consolidated financial statements and disclosures.

In March 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (VIE). The update requires that for all business combinations, including those involving a VIE, an entity must identify the accounting acquirer by considering all relevant factors, such as relative voting rights, the composition of the governing body, and the terms of the exchange. This aligns the identification of the acquirer for VIEs with the existing framework for non-VIE businesses, moving away from the previous requirement to identify the primary beneficiary as the accounting acquirer. The standard is effective for fiscal years beginning after December 15, 2026, and will be applied prospectively to business combinations occurring after the date of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides a practical expedient for entities measuring the allowance for credit losses on short-term assets (contractual lives of one year or less). The expedient allows an entity to assume that current economic conditions will remain unchanged for the remaining life of the assets, thereby removing the requirement to develop complex macroeconomic forecasts. For all entities, the standard is effective for fiscal years beginning after December 15, 2025, and interim periods within those years. The Company intends to adopt this standard for the fiscal year beginning April 1, 2026. Upon adoption, the Company will apply the practical expedient to its trade receivables and contract assets. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements, but it expects the update to significantly simplify the estimation process for credit losses.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, to clarify ambiguities and improve consistency across multiple topics in the Accounting Standards Codification. Key provisions include amendments to Topic 260 (Earnings Per Share) to refine the treatment of anti-dilutive shares in year-to-date diluted EPS calculations when an entity experiences a loss from continuing operations, as well as modifications to Topic 842 (Leases) to clarify disclosure exemptions for certain lease receivables. The standard is effective for fiscal years beginning after December 15, 2025. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position, results of operations, or footnote disclosures.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable from third-party customers, net, consist of the following:

	As of March 31,
	2026	2025
Accounts receivable. third-party customers	$25,360,384	$18,259,749
Less: allowance for estimated credit loss	(780,608)	(653,470)
Accounts receivable from third-party customers, net	$24,579,776	$17,606,279

Approximately 67.5% of the March 31, 2025 gross accounts receivable balance has been collected. Approximately $8.1 million or 31.8% of the March 31, 2026 gross accounts receivable balance has been subsequently collected and the remaining balance is expected to be collected by the end of August 2026.

The following table summarizes the Company’s outstanding gross accounts receivable and subsequent collection by aging bucket:

	Balance as of	Subsequent	% of subsequent
Accounts receivable by aging bucket	March 31, 2026	collection	collection
Less than 6 months	$22,255,955	$5,542,407	24.9%
From 7 to 9 months	2,362,255	2,362,255	100.0%
From 10 to 12 months	—	—	0.0%
Over 1 year	742,174	152,602	20.6%
Total gross accounts receivable	$25,360,384	$8,057,264	31.8%

	Balance as of	Subsequent	% of subsequent
Accounts receivable by aging bucket	March 31, 2025	collection	collection
Less than 6 months	$17,650,236	$12,331,018	69.9%
From 7 to 9 months	18,586	—	0.0%
From 10 to 12 months	—	—	0.0%
Over 1 year	590,927	—	0.0%
Total gross accounts receivable	$18,259,749	$12,331,018	67.5%

Allowance for doubtful accounts movement is as follows:

	As of March 31,
	2026	2025
Beginning balance	$653,470	$382,731
Additions	90,494	274,115
Foreign currency translation adjustments	36,644	(3,376)
Ending balance	$780,608	$653,470

NOTE 4 —ADVANCES TO VENDORS

Advances to vendors, net, consist of the following:

	As of March 31,
	2026	2025
Advances to vendors for outsourcing the value-added services	$5,020,775	$9,400,197
Less: allowance for doubtful accounts	—	—
Advance to vendors, net	$5,020,775	$9,400,197

Advances to vendors represents balance paid to various vendors for performing the auto insurance aftermarket value-added services (such as car wash, car towing and car inspection, etc.) that the Company outsources to them, and such services have not been completed as of the balance sheet dates. Advances to vendors also include prepayment to external media channel operators in order to help customers to post their ads. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of March 31, 2026 and 2025, there was no allowance recorded as the Company considers all of the advance to vendors balance fully realizable.

For the balance as of March 31, 2025, approximately $8.99 million or 95.6% of advances to vendors balance has been realized. For the balance as of March 31, 2026, approximately $2.5 million or 49.9% has been realized when the vendors rendered the value-added services for the Company, and the remaining balance is expected to be realized by the end of September 2026.

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

Balance sheet information related to operating leases ROU assets and lease liabilities is as follows:

	As of March 31,
	2026	2025
Operating lease right-of-use assets	$361,031	$394,568
Operating lease right-of-use assets- accumulated amortization	(77,621)	(250,033)
Operating lease right-of-use assets, net	$283,410	$144,535

Operating lease liabilities, current	$75,409	$93,719
Operating lease liabilities, non-current	219,293	66,926
Total operating lease liabilities	$294,702	$160,645

The weighted average remaining lease terms and discount rates for the operating lease as of March 31, 2026 and 2025 are as follows:

	March 31,	March 31,
	2026	2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.15	2.37
Weighted average discount rate	3.93%	4.31%

For the years ended March 31, 2026, 2025 and 2024, the Company reported total operating lease expenses of $101,824, $89,735 and $76,590, respectively.

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of March 31, 2026:

Year ending March 31,	Amounts
2027	$79,731
2028	72,398
2029	73,413
2030	73,413
2031	21,314
Total	320,269
Less: imputed interest	(25,567)
Total operating lease liabilities	$294,702

NOTE 6— DEBT

The Company borrowed from PRC banks, other financial institutions and related parties as working capital funds. As of March 31, 2026 and 2025, the Company’s debt consisted of the following:

(a) Short-term loans:

		As of March 31,
		2026	2025
China Construction Bank (“CCB”)	(1)	$1,156,857	$1,650,888
China CITIC Bank	(2)	1,448,246	1,378,037
Bank of Guangzhou (“GZ Bank”)	(3)	1,159,756	—
Xingye Bank	(4)	579,878	—
Bank of Communications (“BOCOM”)	(5)	724,848	1,102,429
Dongguan Bank	(6)	724,848	—
Pingan Bank	(7)	434,909	—
Total short-term loans		$6,229,342	$4,131,354
(1)On June 8, 2023, Xinjiang YSX entered into a short-term loan agreement with CCB to borrow RMB2 million (approximately $289,939) for its working capital needs for one year, with an original loan maturity date of June 8, 2024 and an effective interest rate of 3.86% per annum. The loan was unsecured. On June  7, 2024, Xinjiang YSX and CCB agreed to extend the loan maturity date to June 7, 2025, with the same interest rate. The loan was fully repaid on June 11, 2025.

On June 14, 2024, Xinjiang YSX entered into a loan agreement with CCB to borrow RMB2 million (approximately $289,939) for its working capital needs for one year, with a loan maturity date of June 14, 2025 and an effective interest rate of 3.96% per annum. On June 11, 2025, Xinjiang YSX repaid RMB2 million to CCB and entered into a new loan agreement with CCB to borrow another RMB2 million (approximately $289,939) for its working capital needs for one year, with a loan maturity date of June 11, 2026 and an effective interest rate of 3.96% per annum. The loan was fully repaid.

In addition, on August 24, 2023, Xihang, entered into a revolving line of credit agreement with CCB to borrow a maximum of RMB 8 million (approximately $1,159,756) loan as working capital. The loan can be borrowed anytime during the period from August 24, 2023 to August 24, 2026. Xihang has the right to repay the loan and borrow again anytime within the loan period. The loan bears variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 40 basis points, at an effective interest rate of 3.95% per annum. During the year ended March 31, 2025, Xihang repaid RMB 14.5 million (approximately $2.0 million) to CCB and also borrowed RMB 16.0 million (approximately $2.2 million) from CCB out of this revolving line of credit, as of March 31, 2025, the outstanding loan balance that Xihang borrowed from CCB amounted to RMB 7.98 million (approximately $1,099,673). During the year ended March 31, 2026, Xihang repaid RMB 1.0 million (approximately $144,970) to CCB and also borrowed RMB 1 million (approximately $144,970) from CCB, as of March 31, 2026, the outstanding loan balance that Xihang borrowed from CCB amounted to RMB 7.98 million (approximately $1,156,857).

As of March 31, 2026 and 2025, the aggregate principal amount of loans payable to CCB amounted to $1,156,857 and $1,650,888, respectively.

(2)From December 9, 2024 to January 2, 2025, YSX Network entered multiple loan agreements with China CITIC Bank to borrow an aggregate of loans of RMB10  million (approximately $1,449,696) for its working capital needs, with loan maturity dates ranging between December 31, 2024 to January 2, 2026. The loans bear an effective interest rate of 3.98% per annum. Mr. Jie Xiao provided a guarantee for loans of up to RMB10 million (approximately $1,449,696) that YSX Network may borrow from China CITIC Bank during the period from December 6, 2024 to November 21, 2025. During the fiscal year ended March 31, 2025, YSX Network repaid RMB10,000 (approximately $1,450) to China CITIC Bank.

On December 5, 2025, YSX Network renewed a loan of RMB4.99 million (approximately $723,398) with China CITIC Bank to extend the loan maturity date to December 4, 2026. In addition, on December 25, 2025, YSX Network renewed a loan of RMB5.0 million (approximately $724,848) with China CITIC Bank to extend the loan maturity date to December 24, 2026. The effective interest rate for both loans is 3.55% per annum. Mr. Jie Xiao and Xinjiang YSX separately signed a guarantee agreement to provided a guarantee for loans of up to RMB10.0 million (approximately US$1,449,696) that YSX Network may borrow from China CITIC Bank during the borrowing period.

As of March 31, 2026 and 2025, the aggregate principal amount of loans payable to China CITIC Bank amounted to $1,448,246 and $1,378,037, respectively.

(3)On July 9, 2025, YSX Network entered into a loan agreement with Bank of Guangzhou to borrow RMB6 million (approximately $869,817) for its working capital needs for one year, with a loan maturity date of July 9, 2026 and an effective interest rate of 3.50% per annum.

In addition, on January 7, 2026, YSX Network entered into a loan agreement with Bank of Guangzhou to borrow RMB2 million (approximately $289,939) for its working capital needs for one year, with a loan maturity date of January 7, 2027 and an effective interest rate of 3.50% per annum.

In connection with the loans that YSX Network borrowed from Bank of Guangzhou, Guangzhou YSX and Mr. Jie Xiao separately signed a guarantee agreement to provide a guarantee for loans of up to RMB8.0 million (approximately US$1,159,756) that YSX Network may borrow from Bank of Guangzhou during the borrowing period.

(4)On December 2, 2025, Xihang entered into a loan agreement with Xingye Bank to borrow RMB4.0 million (approximately $579,878) for its working capital needs for one year, with a loan maturity date of December 1, 2026 and an effective interest rate of 3.0% per annum. Mr. Weiqiang Zhen, legal representative of Xihang, and Mr. Jie Xiao, separately signed a guarantee agreement with Xingye Bank to provide a credit guarantee on this loan during the borrowing period.
(5)On October 25, 2024, YSX Network entered into a loan agreement with Bank of Communications (“BOCOM”) to borrow RMB8 million (approximately $1,159,756) for its working capital needs for one year, with a loan maturity date of October 25, 2025 and an effective interest rate of 3.20% per annum. The loan was unsecured. The loan was repaid upon maturity.

On October 22, 2025, YSX Network entered into a loan agreement with BOCOM to borrow RMB5.0 million (approximately $724,848) for its working capital needs for one year, with a loan maturity date of October 22, 2026 and an effective interest rate of 3.20% per annum.

As of March 31, 2026 and 2025, the aggregate principal amount of loans payable to BOCOM amounted to $724,848 and $1,102,429, respectively.

(6) On November 5, 2025, YSX Network entered into a loan agreement with Dongguan Bank to borrow RMB5.0 million (approximately $724,848) for its working capital needs for one year, with a loan maturity date of November 4, 2026 and an effective interest rate of 3.50% per annum. A third-party, Guangzhou Nansha Financing Guarantee Co., Ltd. entered into a guarantee agreement with Dongguan Bank to provide a credit guarantee on this loan during the loan period.
(7)On January 17, 2026, YSX Network entered into a loan agreement with Pingan Bank to borrow RMB 3.0 million (approximately $434,909) for its working capital needs for one year, with a loan maturity date of January 17, 2027 and an effective interest rate of 4.00% per annum. Mr. Jie Xiao signed a guarantee agreement with Pingan Bank to provide a credit guarantee on this loan during the borrowing period.

(b) Long-term loans:

	As of March 31,
	2026	2025
Bank of China (“BOC”)	$1,761,380	$1,860,349
Less: current portion of long-term loans	(159,467)	(578,775)
Long-term loans	$1,601,914	$1,281,574

On September 13, 2023, Xihang entered into a loan agreement with Bank of China (“BOC”) to borrow RMB3.4 million (approximately $477,595) for its working capital needs for two years, with a loan maturity date of September 12, 2025. In addition, on September 15, 2023, Xihang entered into another loan agreement with BOC to borrow an additional RMB1.6 million (approximately $224,751) for its working capital needs for two years, with a loan maturity date of September 14, 2025. The loans bear an effective interest rate of 3.70% per annum. Pursuant to the loan agreements, Xihang (i) is required to maintain an asset-liability ratio of less than 70%; (ii) must obtain a written consent from the bank if it conducts any activities associated with a business merger, acquisition, spinoff, reduction of the registered capital, share transfer, investment in external parties, significant transfer of assets and liabilities, etc.; (iii) is subject to the inspection and monitoring by BOC and must provide a fund usage report to BOC on a monthly basis; (iv) must prioritize repayment of the loans in the event of any liquidation transaction; (v) is not allowed to declare shareholder dividends until repayment of the loans; and (vi) is prohibited from disposing of its assets if such disposition would materially impair its debt repayment ability and is required to maintain the maximum external guarantee amount below the limit as set forth in the its articles of incorporation. If there is any violation of any of these loan covenant requirements, BOC has the right to terminate the loan agreements and request Xihang to repay the loans prior to the maturity dates. The loans are unsecured. As of March 31, 2025, the aggregate outstanding principal loan balance that Xihang borrowed from BOC amounted to RMB3.5 million (approximately $491,642).The loans were fully repaid.

On September 10, 2025, Xihang entered into another loan agreement with BOC to borrow RMB3.0 million (approximately $434,909) for its working capital needs for two years, with a loan maturity date of September 10, 2027 and an effective interest rate of 2.60% per annum. Pursuant to loan agreement, Xihang is required to maintain the asset-liability ratio of less than 70%. The loan is repayable in five installments, with the first installment of RMB150,000 due on October 3, 2025, followed by three semi-annual installments of RMB150,000 each, and the remaining balance payable upon maturity of the loan. As of March 31, 2026, the current portion and non-current portion of the loan amounted to RMB300,000 (approximately $43,491) and RMB2.55 million (approximately $369,672), respectively.

On December 24, 2024, YSX Network entered into a loan agreement with BOC to borrow RMB5.0 million (approximately $724,848) for its working capital needs for three years, with a loan maturity date of December 23, 2027 and an effective interest rate of 2.95% per annum. Mr. Jie Xiao and Xinjiang YSX each entered into a loan guarantee agreement with BOC to guarantee loans of up to RMB5.0 million (approximately US$724,848) that YSX Network may borrow from BOC during the period from December 20, 2024 to December 31, 2034. As of March 31, 2025, the current portion and non-current portion of the loan amounted to $55,121 and $633,897, respectively. During the fiscal year 2026, YSX Network repaid RMB400,000 (approximately $57,988) to BOC and the outstanding principal balance of the loan as of March 31, 2026 was RMB4.6 million (approximately $666,800).

On March 27, 2025, Guangzhou YSX entered into a loan agreement with BOC to borrow RMB5.0 million (approximately $724,848) for its working capital needs for three years, with a loan maturity date of March 26, 2028 and an effective interest rate of 3.00% per annum. Mr. Jie Xiao and Xinjiang YSX each entered into a loan guarantee agreement with BOC to guarantee loans of up to RMB 5.0 million (approximately $724,848) that Guangzhou YSX may borrow from BOC during the period from March 10, 2025 to December 31, 2035. As of March 31, 2025, the current portion and non-current portion of the loan amounted to $41,341 and $647,677, respectively. During the fiscal year 2026, Guangzhou YSX repaid RMB300,000 (approximately $43,491) to BOC and the outstanding principal balance of the loan as of March 31, 2026 was RMB4.7 million (approximately $681,357).

For the above mentioned long - term loans that Xihang, YSX Network and Guangzhou YSX borrowed from BOC, the current portion of long - term loans borrowed from BOC amounted to $159,467 and non - current portion of long - term loans amounted to $1,601,914 as of March 31, 2026, respectively.

For the above-mentioned short-term and long-term loans from PRC banks, financial institutions and related party, interest expense amounted to $250,553, $159,298 and $139,752 for the years ended March 31, 2026, 2025 and 2024, respectively.

NOTE 7 — TAXES

(a)Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

YSX HK was incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, YSX HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended March 31, 2026, 2025 and 2024, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are normally subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s VIE entity Xinjiang YSX and its subsidiary Chuangzhan are all incorporated in Kashi city of Xinjiang Uygur Autonomous Region, where tax reduction and exemption policies were adopted and promulgated by local government to grant qualified enterprises enterprise income tax exemption for the first five years and a reduced corporate income tax of 10% to 15% thereafter, as an incentive to attract enterprises to establish their business operations in such region and to stimulate local economic development. As a result, Xinjiang YSX is subject to 15% income tax rate starting from January 2021. Chuangzhan is entitled to income tax exemption from 2021 to 2025 and has been subject to 15% income tax rate starting from January 2026. In addition, EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The Company’s another VIE, Xihang, was approved as a HNTE on December 20, 2021 and was entitled to a reduced income tax rate of 15% with a term of three years. Xihang filed an application with the local tax authority in December 2024 to renew its HNTE certificate, which was approved in December 2025. In addition, Xinjiang YSX’s subsidiary, YSX Network, is located in Guangzhou city of Guangdong province, was also approved as a HNTE in December 2025 and is now subject to 15% favorable income tax rate for three years.

As a result of the above, the Company’s corporate income taxes for the years ended March 31, 2026, 2025 and 2024 were reported at a blended reduced rate. The impact of the tax holidays and exemptions noted above decreased PRC corporate income taxes by $510,152, $497,396 and $413,403 for the years ended March 31, 2026, 2025 and 2024, respectively. The benefit of the tax holidays on net income per share (basic and diluted) of $0.03, $0.02 and $0.02 for the years ended March 31, 2026, 2025 and 2024, respectively.

(i)The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the years ended March 31,
	2026	2025	2024
Current tax provision:
Cayman Islands	$—	$—	$—
Hong Kong	—	—	—
China	1,019,468	741,705	516,611
	1,019,468	741,705	516,611
Deferred tax provision:
Cayman Islands	—	—	—
Hong Kong	—	—	—
China	29,711	(64,284)	21,160
	29,711	(64,284)	21,160
Income tax provision	$1,049,179	$677,421	$537,771

The following table reconciles the Company’s effective income tax rate for the years ended March 31, 2026, 2025 and 2024:

	For the years ended March 31,
	2026	2025	2024
Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax holiday and preferential tax rate	(8.2)%	(8.3)%	(8.5)%
Effect of adjustment of prior year overpaid income tax	(5.8)%	(4.8)%	(6.5)%
Effect of non-deductible expense	0.1%	0.1%	0.5%
Effect of credit loss	0.1%	0.7%	(0.4)%
Stock-based compensation	11.8%	0.0%	0.0%
Research and development tax credit	(1.3)%	(1.1)%	(0.9)%
Non-PRC entities not subject to PRC tax	3.6%	3.7%	1.2%
Unrecognized operating loss carryforwards	1.9%	(0.9)%	0.6%
Effective income tax rate	27.2%	14.4%	10.5%

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	As of March 31,
	2026	2025
Deferred tax assets:
Net operating loss carry-forwards	$—	$31,579
Allowance for estimated credit loss	117,091	108,798
Total	117,091	140,377
Valuation allowance	—	—
Total deferred tax assets	$117,091	140,377

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Based on the Company’s current profitability, management believes that the Company will continue to generate sufficient taxable income in the future and therefore the Company can utilize its remaining deferred tax assets to offset future taxable income. No valuation allowance was reserved for the years ended March 31, 2026, 2025 and 2024.

(b)Taxes payable

Taxes payable consist of the following:

	As of March 31,
	2026	2025
Income tax payable	$4,470,910	$3,260,835
Value added tax payable	11,203	9,441
Other taxes payable	4,813	4,605
Total taxes payable	$4,486,926	$3,274,881

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended March 31, 2026, 2025 and 2024. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from March 31, 2026. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2026 and 2025, all of the tax returns of the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

NOTE 8 — RELATED PARTY TRANSACTIONS

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Jie Xiao	Chairman of the Board, Co-Chief Executive Officer (“co-CEO”) of the Company
Ms. Meiqi Chen	One of the shareholders of Xinjiang YSX
Mr. Bin Wang	Supervisor of Anjielun, Xinjiang YSX and Guangdong Hengding Technology Co., Ltd. (“Hengding”)
Ms. Ruomei Wu	Largest shareholder of Xihang
Mr. Yizhuo Tan	Director of Xinjiang YSX and also one of the shareholders of Xinjiang YSX
Mr. Weiqiang Zhen	Legal representative of Xihang
Guangzhou Yinqi Refrigeration Decoration Engineering Co., Ltd. (“Guangzhou Yinqi”)	Mr. Yizhuo Tan holds 40% ownership interest in this entity and also is the general manager, executive director and legal representative of this entity
Chongqing Yinzhi Business Service Co. Ltd. (“ Chongqing Yinzhi”)	Mr. Yizhuo Tan is the legal representative, executive director and general manager of this entity
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	An entity affiliated with one of the shareholders of Xinjiang YSX, Ms. Qian Zeng
Mr. Geran Xiao	Chief Financial Officer (“CFO) of the Company and one of the shareholders of Xinjiang YSX
Guangzhou Tea Source Technology Co. Ltd. (“Tea Source”)	An entity controlled by Mr. Geran Xiao
Guangzhou Auto Service Technology Co., Ltd. (“GZ Auto Service”)	Ms. Meiqi Chen holds 40% ownership interest in this entity and also is the supervisor of this entity

b. Revenue and accounts receivable by related parties

Revenue and accounts receivable from related parties consists of the following:

		Revenue
		For the years ended March 31,
Name	Nature of service contract	2026	2025	2024
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	Auto insurance aftermarket value-added services	$22,964,495	$19,894,638	$11,927,909
Total	Total	$22,964,495	$19,894,638	$11,927,909

		Accounts receivable
		As of March 31,
Name	Nature of service contract	2026	2025
Guangzhou Dayong Insurance Agency Co. Ltd. (“Dayong”)	Auto insurance aftermarket value-added services	$18,674,421	$5,381,535
Total		$18,674,421	$5,381,535

During the years ended March 31, 2026, 2025 and 2024, the Company provided auto insurance aftermarket value-added services and software development and information technology services to certain related parties and generated related service revenue. As of March 31, 2026 and 2025, the outstanding accounts receivable from related parties amounted to $18,674,421 and $5,381,535, respectively. The March 31, 2025 accounts receivable from related parties have been fully collected. The March 31, 2026 accounts receivable from related parties have been 44.9% collected as of the date of this report.

c. Due from a related party

Due from a related party consists of the following:

	As of March 31
Name	2026	2025
Mr. Jie Xiao	$—	$198,611
Total due from a related party	$—	$198,611

The Company has, in the past, advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand. The amounts due from a related party as of March 31, 2025, has been collected. There was no such balance as of March 31, 2026.

d. Due to related parties

Due to related parties consists of the following:

	As of March 31
Name	2026	2025
Mr. Jie Xiao	$175,785	$137,805
Mr. Bin Wang	—	3,430
Total due to related parties	$175,785	$141,235

As of March 31, 2026 and 2025, the balance of due to related parties was comprised of an advance from the Company’s related parties used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

e. Loan borrowed from a related party

Because of certain restrictions from the PRC financial institutions, on June 2, 2023, Mr. Jie Xiao, entered into a loan agreement with Guangzhou Rural Commercial Bank Co. Ltd. (“GZ Rural Bank”) to borrow RMB 10 million (approximately $1,378,037) for three years, with loan maturity date on June 2, 2026. The loan bears interest at a variable rate calculated based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 55 basis points, and the effective interest rate is 4.10% per annum. Xinjiang YSX and its branch company Guangzhou YSX provided guarantee to this loan. The Company’s shareholder Mr. Weiqiang Zhen pledged his personal assets as collateral with GZ Rural Bank to further secure this loan. At the same time, the Company signed a loan agreement with Mr. Jie Xiao to borrow the RMB 10 million (approximately $1,378,037) with the same borrowing terms and interest rate. The purpose of this borrowing is to obtain funds to support the Company’s working capital needs, especially for making payments to external vendors to perform the outsourced value-added services. The loan was fully repaid as of March 31, 2025. There was no such related party loan as of March 31, 2026.

f. Loan guarantees provided by related parties

From December 9, 2024 to January 2, 2025, YSX Network entered multiple loan agreements with China CITIC Bank to borrow an aggregate of loans of RMB10 million (approximately $1,449,696) for its working capital needs, with loan maturity dates ranging between December 31, 2024 to January 2, 2026. Mr. Jie Xiao provided a guarantee for loans of up to RMB10 million (approximately $1,449,696) that YSX Network may borrow from China CITIC Bank during the period from December 6, 2024 to November 21, 2025. The loan was repaid upon maturity(see Note 6).

On December 5, 2025, YSX Network renewed a loan of RMB4.99 million (approximately $723,398) with China CITIC Bank to extend the loan maturity date to December 4, 2026. In addition, on December 25, 2025, YSX Network renewed a loan of RMB5.0 million (approximately $724,848) with China CITIC Bank to extend the loan maturity date to December 24, 2026. Mr. Jie Xiao and Xinjiang YSX separately signed a guarantee agreement to provide a guarantee for loans of up to RMB10.0 million (approximately US$1,449,696) that YSX Network may borrow from China CITIC Bank during the borrowing period. (see Note 6).

In connection with the loans that YSX Network borrowed from Bank of Guangzhou, Mr. Jie Xiao and Xinjiang YSX separately signed a guarantee agreement to provide a guarantee for loans of up to RMB8.0 million (approximately US$1,159,756) that YSX Network may borrow from Bank of Guangzhou during the borrowing period. (see Note 6).

On December 2, 2025, Xihang entered into a loan agreement with Xingye Bank to borrow RMB4.0 million (approximately $579,878) for its working capital needs for one year, with a loan maturity date of December 1, 2026. Mr. Weiqiang Zhen, legal representative of Xihang, and Mr. Jie Xiao, separately signed a guarantee agreement with Xingye Bank to provide a credit guarantee on this loan during the borrowing period. (see Note 6).

On January 17, 2026, YSX Network entered into a loan agreement with Pingan Bank to borrow RMB 3.0 million (approximately $434,909) for its working capital needs for one year, with a loan maturity date of January 17, 2027. Mr. Jie Xiao signed a guarantee agreement with Pingan Bank to provide a credit guarantee on this loan during the borrowing period. (see Note 6).

On December 24, 2024, YSX Network entered into a loan agreement with BOC to borrow RMB5.0 million (approximately $724,848) for its working capital needs for three years, with a loan maturity date of December 23, 2027. Mr. Jie Xiao and Xinjiang YSX each entered into a loan guarantee agreement with BOC to guarantee loans of up to RMB5.0 million (approximately US$724,848) that YSX Network may borrow from BOC during the period from December 20, 2024 to December 31, 2034. (see Note 6).

On March 27, 2025, Guangzhou YSX entered into a loan agreement with BOC to borrow RMB5.0 million (approximately $724,848) for its working capital needs for three years, with a loan maturity date of March 26, 2028. Mr. Jie Xiao and Xinjiang YSX each entered into a loan guarantee agreement with BOC to guarantee loans of up to RMB 5.0 million (approximately $724,848) that Guangzhou YSX may borrow from BOC during the period from March 10, 2025 to December 31, 2035 (see Note 6).

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

b)Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2026 and 2025, approximately $5.9 million and $6.5 million were deposited with financial institutions located in the PRC, respectively, among which, $5,090,160 and $5,817,823 are not covered by insurance, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The Company’s functional currency is the RMB whose reporting currency is the U.S. dollars. The RMB depreciated by 4.4% from the year ended March 31, 2023 to the year ended March 31, 2024. The RMB further depreciated by 0.9% from the year ended March 31, 2024 to the year ended March 31, 2025. The RMB appreciated by 1.6% from the year ended March 31, 2025 to the year ended March 31, 2026. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

c)Concentration of customers and vendors

Substantially all revenue was derived from customers located in China. For the year ended March 31, 2026, two third - party customers accounted for 28.9% and 26.0% of the Company’s total revenues, and one related party customer accounted for 27.5% of the Company’s total revenue, respectively. For the year ended March 31, 2025, three third-party customers accounted for 23.5%, 21.6% and 16.0% of the Company’s total revenues, and one related party customer accounted for 27.8% of the Company’s total revenue, respectively. For the year ended March 31, 2024, three third-party customers accounted for 18.4%, 17.1% and 13.0% of the Company’s total revenues, and one related party customer accounted for 20.4% of the Company’s total revenue, respectively.

As of March 31, 2026, two third-party customers accounted for 30.1% and 24.9% of the total accounts receivable balance and one related party customer accounted for 42.4% of the Company’s total accounts receivable balance, respectively. As of March 31, 2025, three third-party customers accounted for 31.0%, 26.3% and 15.1% of the total accounts receivable balance and one related party customer accounted for 22.8% of the Company’s total accounts receivable balance, respectively.

For the year ended March 31, 2026, three vendors accounted for 31.0%, 27.9% and 18.3% of the Company’s total purchases, respectively.

For the year ended March 31, 2025, four vendors accounted for 23.4%, 23.3%, 13.0% and 10.0% of the Company’s total purchases, respectively. For the year ended March 31, 2024, four vendors accounted for 22.6%, 17.7%, 10.8% and 10.1% of the Company’s total purchases, respectively.

As of March 31, 2026, two vendors accounted for 50.4% and 48.8% of the total advances to vendors’ balance, respectively. As of March 31, 2025, two vendors accounted for 44.9% and 39.6% of the total advances to vendors’ balance, respectively.

As of March 31, 2026, three vendors accounted for 41.7%, 14.9% and 11.3% of the total accounts payable balance, respectively. As of March 31, 2025, four vendors accounted for 40.5%, 14.7%, 12.6% and 12.1% of the total accounts payable balance, respectively.

d)VIE risk

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and subsidiaries of the VIEs through the Company’s relevant PRC subsidiary, and can have assets transferred freely out of the consolidated VIEs and subsidiaries of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to approximately $5.4 million and $5.4 million as of March 31, 2026 and 2025, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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

On December 19, 2024, the Company closed its initial public offering (“IPO”) of 1,250,000 Class A ordinary shares, par value US$0.0001 per share at a public offering price of $4.00 per share, and the Company’s Class A ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “YSXT” since December 18, 2024. On the IPO Closing date, the underwriters exercised its over-allotment option to purchase an additional 187,500 Class A ordinary shares, par value US$0.0001 per share at the price of $4.00 per share.

During the year ended March 31, 2026, the Company made the following grants of restricted Class A ordinary shares to consultants and employees: (1) on July 31, 2025, the Company granted an aggregate of 1,665,000 restricted Class A ordinary shares to eight (8) consultants for professional services; and (2) on September 30, 2025, the Company granted an aggregate of 2,780,000 restricted Class A ordinary shares to eleven (11) employees for services to be rendered over a four-year service period. In total, 4,445,000 restricted Class A ordinary shares were granted to consultants and employees as stock-based compensation (see Note 11 below).

As of March 31, 2026, the Company had 27,882,500 ordinary shares issued, which consists of 26,705,175 Class A ordinary shares and 1,177,325 shares of Class B ordinary shares. As of the same date, 24,071,000 ordinary shares were outstanding, consisting of 22,893,675 Class A ordinary shares and 1,177,325 Class B ordinary shares. The outstanding ordinary shares exclude 3,811,500 unvested restricted Class A ordinary shares underlying the Company’s restricted stock awards (see Note 11).

Capital contribution

There was no capital contribution from shareholders during fiscal years 2024, 2025 and 2026.

Statutory reserves

The Company’s PRC subsidiary and VIEs are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $1,197,331 and $908,214 as of March 31,2026 and 2025, respectively.

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

As a result of the foregoing restrictions, the YSX PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the YSX PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2026 and 2025, amounts restricted are the paid-in-capital and statutory reserve of YSX PRC entities, which amounted to approximately $13.4 million and $11.3 million, respectively.

NOTE 11- SHARE-BASED COMPENSATION

Pursuant to the Company’s registered Form S-8 Registration Statement, the Company grants share-based payment awards, including restricted stock awards (RSAs), to employees and non-employee consultants, out of the 2025 Equity Incentive Plan. During the fiscal year ended March 31, 2026, the Company executed two primary grants:

(i). The July 31, 2025 Consultant Grants: On July 31, 2025, the Company granted an aggregate of 1,665,000 restricted Class A ordinary shares to eight (8) consultants for professional services. These shares were granted at the nominal par value of $0.0001 per ordinary share. Of this amount, 210,000 shares vested immediately upon grant for historical services rendered by two of the eight consultants, with a grant-date fair value of $3.00 per ordinary share. The remaining 1,455,000 restricted shares shall vest under a four-year graded vesting schedule.

(ii). The September 30, 2025 Employee Grants: On September 30, 2025, the Company granted an aggregate of 2,780,000 restricted Class A ordinary shares to eleven (11) employees for services to be rendered over a four-year service period. These shares were granted at the nominal par value of $0.0001 per ordinary share, with a grant-date fair value of $2.72 per ordinary share.

The Company accounts for share-based transactions with both employees and non-employees in accordance with ASC Topic 718, Compensation—Stock Compensation. Under this standard, the framework for measuring non-employee consultant awards is fully aligned with employee guidelines. The Company measures the fair value of restricted stock awards based solely on the closing market price of the Company’s underlying ordinary shares on the date of grant. No option pricing models, such as the Black-Scholes-Merton formula, are utilized to value these awards. Because restricted stock awards represent outstanding equity instruments that carry no exercise price (the nominal par value of $0.0001 per share being a capital settlement), the awards inherently possess the full value of a share of common stock upon the fulfillment of service conditions. Consequently, option volatility, dividend yields, and risk-free interest rates do not impact the measurement of these awards.

For the 210,000 restricted shares that vested immediately on July 31, 2025, the full grant-date fair value of approximately $630,000 was recognized as compensation expense on the date of grant, as no future service period was required. For the remaining 4,235,000 shares containing service-only graded vesting conditions across eight semi-annual installments, the Company has elected a single-option accounting policy under ASC 718-20-35-3 to recognize total stock compensation costs using the graded vesting attribution method over the entire 4-year requisite service lifecycle. Stock-based compensation expense is adjusted for actual forfeitures as they occur.

A summary of the Company’s restricted stock award activity and related information for the fiscal year ended March 31, 2026, is presented below:

			Weighted-Average
			Remaining
		Weighted-Average	Requisite
		Grant-Date Fair	Service
	Number of	Value per Ordinary	Period	Aggregate
Restricted Stock Awards (RSAs)	Shares	Share	(Years)	Intrinsic Value
Unvested at April 1, 2025	—	$—	—	—
Granted	4,445,000	2.82	—	—
Vested (Immediate & Installment 1)	(633,500)	2.82	—	—
Forfeited / Cancelled	—	—	—	—
Unvested at March 31, 2026	3,811,500	$2.82	3.50 Years	$4,573,800

The aggregate intrinsic value of unvested restricted stock awards at March 31, 2026, was $4,573,800. This value is computed by multiplying the 3,811,500 unvested shares outstanding at the fiscal year-end by the Company’s closing market stock price of $1.20 per share on March 31, 2026, as reported on the Nasdaq Capital Market.

As of March 31, 2026, the Company had 27,882,500 shares of ordinary shares issued, which consists of 26,705,175 shares of Class A ordinary shares and 1,177,325 shares of Class B ordinary shares. As of the same date, 24,071,000 ordinary shares were outstanding, consisting of 22,893,675 Class A ordinary shares and 1,177,325 Class B ordinary shares. The outstanding ordinary shares exclude 3,811,500 unvested restricted Class A ordinary shares underlying the Company’s restricted stock awards (see Note 10).

For purposes of calculating diluted earnings per share under ASC 260, the Company evaluated the unvested restricted stock awards as potential ordinary shares using the treasury stock method. Because the assumed proceeds from the awards, consisting primarily of unrecognized compensation cost, exceeded the value of the shares assumed issued based on the average market price for the relevant periods, the awards were anti-dilutive for the year ended March 31, 2026. Accordingly, no incremental shares related to unvested restricted stock awards were included in diluted weighted-average ordinary shares outstanding for the year ended March 31, 2026.

For purposes of calculating diluted earnings per share under ASC 260, the Company evaluated the unvested restricted stock awards as potential ordinary shares using the treasury stock method. Because the assumed proceeds from the awards, consisting primarily of unrecognized compensation cost, exceeded the value of the shares assumed issued based on the average market price for the relevant periods, the awards were anti-dilutive for the year ended March 31, 2026. Accordingly, no incremental shares related to unvested restricted stock awards were included in diluted weighted-average ordinary shares outstanding for the year ended March 31, 2026.

For the fiscal year ended March 31, 2026, the Company recognized $1,822,597 in stock-based compensation expense within the accompanying Consolidated Statement of Income and Comprehensive Income. As of March 31, 2026, there was approximately $10,733,940 of total unrecognized compensation cost related to unvested restricted share arrangements. This unrecognized cost is expected to be recognized over a weighted-average remaining service period of 3.50 years using the graded-vesting attribution method, according to the following projected fiscal table:

12 months ending March 31,	Amount
2027	$2,981,650
2028	3,577,980
2029	2,385,320
2030	1,788,990
Total	$10,733,940

NOTE 12 — COMMITMENTS AND CONTINGENCIES

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

Guarantees

							Amount of
						Financial	bank loan
			Maximum			institution	guaranteed as
	Guarantee (party		guarantee	Guarantee	Guarantee	issuing	of March 31,
Guarantor	being guaranteed)	Relationship	amount	starting date	expiration date	loans	2026
Xingjiang YSX	Tanbao Network Technology (Guangzhou) Co.,Ltd. (borrower)	Third-party customer of the Company	$1,449,696	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,249,638
Xingjiang YSX	Guangzhou Zhuohang Information Technology Co., Ltd. (borrower)	Third-party customer of the Company	$1,449,696	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,232,241

As of March 31, 2026, Xinjiang YSX held several guarantee agreements with PRC banks to provide credit guarantee of approximately $2.5 million (RMB 17.12 million) in bank loans that two unrelated parties borrowed from the banks, including:

(1).In connection with the RMB 8.62 million (approximately $1,249,638) loan that third-party customer Tanbao Network Technology (Guangzhou) Co., Ltd. (“Tanbao Technology”) borrowed from Bank of China (“BOC”) Yuexiu Branch, Xinjiang YSX signed a guarantee agreement with BOC to provide a maximum credit guarantee of RMB 10 million (approximately $1,449,696) that Tanbao Technology may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Tanbao Technology started to draw funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB 8.62 million (approximately $1,249,638) as of March 31, 2026.

(2).In connection with the RMB 8.5 million (approximately $1,232,241) loan that third-party customer Zhuohang Information Technology Co., Ltd. (“Zhuohang”) borrowed from Bank of China (“BOC”) Yuexiu Branch, Xinjiang YSX signed a guarantee agreement with BOC to provide a maximum credit guarantee of RMB 10 million (approximately $1,449,696) that Zhuohang may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Zhuohang started to draw funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB 8.5 million (approximately $1,232,241) as of March 31, 2026.

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

NOTE 13 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company’s CODM has been identified as the Chief Executive Officer (the “CEO”), who reviews consolidated results of the Company when making decisions about allocating resources and assessing performance across the Company’s reportable segments. The CODM regularly reviews the trends in operating metrics, revisits, assesses, and adjusts significant strategic and operational matters, and makes resource adjustments as needed, such as exploring opportunities for market expansion and diversifying the Company’s service mix, responding immediately and effectively to operational adjustments, aligning ongoing business activities with corporate-level objectives, improving customer satisfaction, enhancing corporate culture, monitoring budget versus actual results and decides where to allocate and invest additional resources to continue growth. The primary measure of segment revenue and profitability for the Company’s operating segment is considered to be consolidated revenue and net income. Significant segment expenses and other segment items are consistent with the financial information included on the consolidated statements of income and comprehensive income.

The Company uses the “management approach” in determining reportable operating segments. Based on management’s assessment, the Company has determined that it has three operating segments by service type as defined by ASC 280, including Auto Insurance Aftermarket Value-added Services, Other Scenario-based Customized Services and Software Development and Information Technology Services.

As of March 31, 2026 and 2025, the main operations of the Company are located in the PRC. Substantially all of the Company’s assets are located in China and all revenue was derived from customers located in China. The following tables present summary information by segment for the years ended March 31, 2026, 2025 and 2024, respectively:

	For the year ended March 31, 2026
			Software
			Development
	Auto Insurance	Other	and
	Aftermarket	Scenario-based	Information
	Value-added	Customized	Technology
	Services	Service	Services	Total
Revenues	$80,752,915	$2,663,557	$51,298	$83,467,770
Cost of revenues	73,849,597	2,379,042	44,791	76,273,430
Gross profit	6,903,318	284,515	6,507	7,194,340
Operating expenses	3,535,010	116,598	2,246	3,653,854
Income from operations	3,368,308	167,917	4,261	3,540,486
Income tax provision	1,015,053	33,481	645	1,049,179
Net income	2,713,628	89,506	1,724	2,804,858
Depreciation	47,880	1,579	30	49,489
Capital expenditure	85,830	2,831	55	88,716
Total reportable assets	$53,169,680	$1,753,750	$33,776	$54,957,206

	For the year ended March 31, 2025
			Software
			Development
	Auto Insurance	Other	and
	Aftermarket	Scenario-based	Information
	Value-added	Customized	Technology
	Services	Service	Services	Total
Revenues	$63,398,860	$7,437,448	$616,428	$71,452,736
Cost of revenues	57,116,307	6,481,279	468,562	64,066,148
Gross profit	6,282,553	956,169	147,866	7,386,588
Operating expenses	2,295,563	269,297	22,320	2,587,180
Income from operations	3,986,990	686,872	125,546	4,799,408
Income tax provision	601,065	70,512	5,844	677,421
Net income	3,568,523	418,628	34,697	4,021,848
Depreciation	23,510	2,758	229	26,497
Capital expenditure	149,004	17,480	1,448	167,932
Total reportable assets	$35,792,463	$4,198,885	$348,011	$40,339,359

	For the year ended March 31, 2024
			Software
			Development
	Auto Insurance	Other	and
	Aftermarket	Scenario-based	Information
	Value-added	Customized	Technology
	Services	Service	Services	Total
Revenues	$45,561,529	$11,764,389	$1,220,811	$58,546,729
Cost of revenues	40,634,065	10,028,326	921,411	51,583,802
Gross profit	4,927,464	1,736,063	299,400	6,962,927
Operating expenses	1,526,232	394,087	40,895	1,961,214
Income from operations	3,401,232	1,341,976	258,505	5,001,713
Income tax provision	418,498	108,060	11,213	537,771
Net income	3,553,273	917,486	95,209	4,565,968
Depreciation	21,256	5,488	570	27,314
Capital expenditure	177,574	45,851	4,758	228,183
Total reportable assets	$21,689,377	$5,600,388	$581,162	$27,870,927

NOTE 14 — SUBSEQUENT EVENTS

On May 8, 2026, the Company’s Board of Directors unanimously approved the subscription and allotment of an aggregate of 4,000,000 Class B ordinary shares, par value US$0.0001 per share, to two institutional investors, Altiverse Capital Limited and Summitway Holding Limited, at a subscription price of $0.50 per share. The share allotments are structured as follows: (1) Altiverse Capital Limited: 2,000,000 Class B ordinary shares for gross cash consideration of $1,000,000; and (2) Summitway Holding Limited: 2,000,000 Class B ordinary shares for gross cash consideration of $1,000,000. Total gross proceeds to the Company from these private placements are expected to be $2.0 million. Prior to the share issuance, the Company obtained the requisite majority written consent from existing Class B shareholders in accordance with the Company’s Articles of Association. The transactions will be recorded post-fiscal year-end as an increase to ordinary shares at par value and additional paid-in capital for the premium received.

The Company has performed an evaluation of subsequent events through July 10, 2026, the date on which the consolidated financial statements were issued, and determined that there were no other events that would have required adjustment or disclosure in the consolidated financial statements.

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of March 31, 2026 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

YSX TECH. CO., LTD

PARENT COMPANY BALANCE SHEETS

	As of March 31,
	2026	2025
ASSETS
Current assets
Cash	$3,985	$556,346
Due from related parties	—	15,000
Total current assets	3,985	571,346

Non-current assets
Investment in subsidiaries and VIEs	33,665,852	27,608,141

Total assets	33,669,837	28,179,487

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities	—	557,591

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 27,882,500 and 23,437,500 shares issued as of March 31, 2026 and 2025, respectively, and 24,071,000 and 23,437,500 shares outstanding as of March 31, 2026 and 2025, respectively, including:

Class A ordinary shares, $0.0001 par value, 470,000,000 shares authorized, 26,705,175 and 22,260,175 shares issued as of March 31, 2026 and 2025, respectively, and 22,893,675 and 22,260,175 shares outstanding as of March 31, 2025, respectively	2,671	2,226
Class B Ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 1,177,325 shares issued and outstanding as of March 31, 2026 and 2025, respectively	118	118
Subscription receivable	(445)	—
Additional paid-in capital	12,242,693	10,420,096
Statutory reserve	1,197,331	908,214
Retained earnings	20,091,312	17,575,571
Accumulated other comprehensive income (loss)	136,157	(1,284,329)
Total YSX Tech. Co., Ltd shareholders’ equity	33,669,837	27,621,896

Total liabilities and YSX Tech. Co., Ltd shareholders’ equity	$33,669,837	$28,179,487

YSX TECH. CO., LTD

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended March 31,
	2026	2025	2024
General and administrative expenses	$(560,688)	$(689,500)	$—
Share-based compensation expenses	(1,822,597)	—	—
Interest income	—	3	—
Equity in earnings of subsidiaries and VIEs	5,188,143	4,711,345	4,565,968

Net income	2,804,858	4,021,848	4,565,968
Foreign currency translation adjustment	1,420,486	(108,205)	(751,042)
Comprehensive income attributable to YSX Tech. Co., Ltd	$4,225,344	$3,913,643	$3,814,926

YSX TECH. CO., LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2026	2025	2024
Cash flows from operating activities
Net income	$2,804,858	$4,021,848	$4,565,968
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	1,822,597	—	—
Equity in earnings of subsidiaries and VIEs	(5,188,143)	(4,711,345)	(4,565,968)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5)	—	—
Due from related parties	15,000	(15,000)	—

Net cash used in operating activities	(545,693)	(704,497)	—

Cash flows from investing activities
Investment in subsidiaries and VIEs	(100,475)	(4,200,000)	—
Net cash used in investing activities	(100,475)	(4,200,000)	—

Cash flows from financing activities
Proceeds from issuance of Class A ordinary shares through the IPO	—	5,073,566	—
Proceeds from borrowing from related parties	—	280,000	—
Net cash provided by financing activities	—	5,353,566	—

Effect of exchange rate change on cash	93,807	107,277	—
Changes in cash	(552,361)	556,346	—

Cash, beginning of the year	556,346	—	—

Cash, end of the year	$3,985	$556,346	$—